UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XINHUA FINANCE MEDIA LIMITED
(Name of Issuer)

          A Common Shares, par value $0.001 per share
(Title of Class of Securities)

             983982109
(CUSIP Number)

Robert P. Bermingham
Yucaipa Global Partnership Fund L.P.
9130 W. Sunset Boulevard
Los Angeles, California 90069
          (310) 789-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           February 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. 98392109
Page 2 of 10 Pages
1.	Names of Reporting Persons.

RONALD W. BURKE
2	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States

Number of		7	Sole Voting Power	None
Shares
Beneficially		8	Shared Voting Power	8,574,022
Owned by Each
Reporting		9	Sole Dispositive Power	None
Person With
		10	Shared Dispositive Power	8,574,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,574,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.1% based on 140,115,887 common shares outstanding as of February 18, 2008
14	Type of Reporting Person:

IN

SCHEDULE 13D

CUSIP No. 98392109
Page 3 of 10 Pages
1.	Names of Reporting Persons.

RBDI LLC
2	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware

Number of		7	Sole Voting Power	None
Shares
Beneficially		8	Shared Voting Power	8,574,022
Owned by Each
Reporting		9	Sole Dispositive Power	None
Person With
		10	Shared Dispositive Power	8,574,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,574,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.1% based on 140,115,887 common shares outstanding as of February 18, 2008
14	Type of Reporting Person:

OO

SCHEDULE 13D

CUSIP No. 98392109
Page 4 of 10 Pages
1.	Names of Reporting Persons.

YUCAIPA GLOBAL HOLDINGS G.P.
2	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Island

Number of		7	Sole Voting Power	None
Shares
Beneficially		8	Shared Voting Power	8,574,022
Owned by Each
Reporting		9	Sole Dispositive Power	None
Person With
		10	Shared Dispositive Power	8,574,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,574,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.1% based on 140,115,887 common shares outstanding as of February 18, 2008
14	Type of Reporting Person:

PN

SCHEDULE 13D

CUSIP No. 98392109
Page 5 of 10 Pages
1.	Names of Reporting Persons.

YGOF GP LTD.
2	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands

Number of		7	Sole Voting Power	None
Shares
Beneficially		8	Shared Voting Power	8,574,022
Owned by Each
Reporting		9	Sole Dispositive Power	None
Person With
		10	Shared Dispositive Power	8,574,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,574,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.1% based on 140,115,887 common shares outstanding as of February 18, 2008
14	Type of Reporting Person:

CO

SCHEDULE 13D

CUSIP No. 98392109
Page 6 of 10 Pages
1.	Names of Reporting Persons.

YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
2	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands

Number of		7	Sole Voting Power	None
Shares
Beneficially		8	Shared Voting Power	8,574,022
Owned by Each
Reporting		9	Sole Dispositive Power	None
Person With
		10	Shared Dispositive Power	8,574,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,574,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.1% based on 140,115,887 common shares outstanding as of February 18, 2008
14	Type of Reporting Person:

PN

CUSIP No. 98392109
Page 7 of 10 Pages

This Amendment No. 1 (this “Amendment”) amends certain information in the statement on Schedule 13D filed on October 9, 2007 (the “Initial Statement”) by Ronald W. Burkle, RBDI LLC, Yucaipa Global Holdings G.P., YGOP GP Ltd. and Yucaipa Global Partnership Fund L.P. (collectively, the “Reporting Persons”).  Except as set forth in this Amendment, the Initial Statement remains unchanged.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4.	Purpose of the Transaction

Item 4. of the Initial Statement is hereby amended by inserting the following paragraphs at the end of the disclosures set forth in the Initial Statement:

“On February 18, 2008, Yucaipa Global Partnership Fund L.P. (the “Yucaipa Fund”) and the Company entered into a Series B Convertible Preferred Shares Purchase Agreement (the “Series B Purchase Agreement”) providing for the purchase by the Yucaipa Fund of 300,000 Series B Convertible Preferred Shares of the Company (“Series B Preferred Shares”) for an aggregate purchase price of US$30,000,000.  The Series B Preferred Shares will be a newly-created series of preferred shares that will have the preferences, limitations and relative rights set forth in an authorizing resolution (the “Authorizing Resolution”) to be adopted by the Board of Directors of the Company on or prior to the date of the closing under the Series B Purchase Agreement (the “Closing Date”), the form of which is attached as Exhibit B to the Series B Purchase Agreement.

Among other rights, the Series B Preferred Shares will be convertible at the option of the holders based on the conversion formula set forth in the Authorizing Resolution into A Common Shares of the Company (“Conversion Shares”) at any time after the first anniversary of the scheduled Closing Date or upon the occurrence of any of certain “Realization Events” described in the Authorizing Resolution, if earlier.  The Series B Preferred Shares will have the right to vote with the common shares of the Company at any annual or extraordinary meeting of the Company, with the number of votes to which each Series B Preferred Share will be entitled being based on the number of Conversion Shares into which such share could then be converted (determined without giving effect to the limitation on convertibility described above).  In addition, the approval of the holders of a majority of the outstanding Series B Preferred Shares will be required for certain matters, while the approval of the holders of a majority of the outstanding Series B Preferred Shares and any outstanding Parity Shares (as defined in the Authorizing Resolution) will be required for certain other matters, all as set forth in Section 5.2 of the Authorizing Resolution.

The Series B Preferred Shares will be entitled to quarterly preferred dividends at the rate of 8% per annum payable in cash or, at the Company’s option subject to certain limitations, through the issuance of additional Series B Preferred Shares, all as set forth in Article 3 of the Authorizing Resolution.  Upon a liquidation of the Company, the Series B Preferred Shares will be entitled to the liquidation preference described in Article 7 of the Authorizing Resolution.  The holders of the Series B Preferred Shares will also have the right to require that their shares be redeemed by the Company upon the occurrence of certain “Realization Events”, as set forth in Article 6 of the Authorizing Resolution.

CUSIP No. 98392109
Page 8 of 10 Pages

The Series B Purchase Agreement also provides that, on the Closing Date, the Company, the Yucaipa Fund and Xinhua Finance Limited (“XFL”), the controlling shareholder of the Company, will enter into a Shareholders Agreement substantially in form attached as Exhibit E to the Series B Purchase Agreement (the “Shareholders Agreement”).  The Shareholders Agreement will require XFL to vote its shares in the Company and to take certain other actions to ensure that an individual designated by the Yucaipa Fund and reasonably satisfactory to the Company will remain a director of the Company for so long as the Yucaipa Fund continues to hold at least 50% of the Series B Preferred Shares originally issued to it under the Series B Purchase Agreement (or corresponding Conversion Shares).  The Shareholders Agreement will also provide the Yucaipa Fund with certain “tag-along” rights in connection with certain sales by XFL of common shares of the Company held by it.

The Series B Purchase Agreement also provides that, on the Closing Date, the Company and the Yucaipa Fund will enter into a Registration Rights Agreement in the form of Exhibit D thereto providing the Yucaipa Fund with certain piggyback registration rights.

The Reporting Persons intend to acquire any Series B Shares issuable pursuant to the Series B Purchase Agreement for investment purposes.  However, the Reporting Persons intend to closely monitor the Company’s performance and may modify their plans in the future.  In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

As of the date of this Amendment, except as set forth above or in the Initial Statement, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The Series B Convertible Preferred Shares Purchase Agreement (the “Series B Purchase Agreement”) described in Item 4 is attached as Exhibit I hereto.

A Joint Filing Agreement, dated as of February 20, 2008, among the Reporting Persons is attached as Exhibit II hereto.

CUSIP No. 98392109
Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2008	RONALD W. BURKLE
By: /s/ Ronald W. Burkle

Date: February 20, 2008	RBDI LLC
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: February 20, 2008	YUCAIPA GLOBAL HOLDINGS G.P.
By: RBDI LLC
Title: Managing Partner
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: February 20, 2008	YGOF GP LTD.
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: February 20, 2008	YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
By: YGOF GP LTD.
Title: General Partner
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

CUSIP No. 98392109
Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit I     Series B Convertible Preferred Shares Purchase Agreement dated as of February 18, 2008

Exhibit II    Joint Filing Agreement, dated as of February 20, 2008 among the Reporting Persons.

Execution Version

Exhibit I

SERIES B CONVERTIBLE PREFERRED SHARES

PURCHASE AGREEMENT

Dated as of February 18, 2008

between

YUCAIPA GLOBAL PARTNERSHIP FUND L.P.

and

XINHUA FINANCE MEDIA LTD.

i

Section 9.4	GOVERNING LAW.	37
Section 9.5	No Assignment.	37
Section 9.6	Counterparts.	37
Section 9.7	Remedies; Waiver.	37
Section 9.8	Severability.	38
Section 9.9	Amendment; Waiver.	38
Section 9.10	Arbitration.	38

Exhibit A	Definitions
Exhibit B	Form of Authorizing Resolution
Exhibit C-1	Form of Legal Opinion of Conyers Dill Pearman
Exhibit C-2	Form of Legal Opinion of Latham & Watkins LLP
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Shareholders’ Agreement
Exhibit F	Form of Consent to Issuance of Series C Preferred Shares

SERIES B CONVERTIBLE PREFERRED SHARES
PURCHASE AGREEMENT

THIS SERIES B CONVERTIBLE PREFERRED SHARES PURCHASE AGREEMENT, dated as of February 18, 2008, is by and between YUCAIPA GLOBAL PARTNERSHIP FUND L.P., an exempted limited partnership organized under the laws of the Cayman Islands (the “Investor”), and XINHUA FINANCE MEDIA LIMITED, a company organized under the laws of the Cayman Islands (the “Company” and together with the Investor, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Company intends to create a new class of convertible preferred shares designated as Series B Convertible Preferred Shares (the “Series B Preferred Shares”) through the adoption by the Board of Directors of the Company of an authorizing resolution in the form attached as Exhibit B hereto (the “Authorizing Resolution”); and

WHEREAS, the Company wishes to issue and sell to the Investor, and the Investor wishes to purchase from the Company, 300,000 Series B Preferred Shares (the “Shares”) upon the terms and subject to the conditions set forth herein and in the Transaction Documents;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1                                Definitions.

The capitalized terms that are defined in Exhibit A are used herein with the meanings set forth therein.

Section 1.2                                Interpretation.

(a)           Headings.  The headings to the Articles, Sections and Subsections of this Agreement or any Exhibit to this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

(b)           Usage.  In this Agreement, unless the context requires otherwise:  (i) the singular number includes the plural number and vice versa;  (ii) reference to any gender includes each other gender; (iii) Exhibit A to this Agreement is hereby incorporated into, and shall be deemed to be a part of, this Agreement; (iv) the terms “hereunder”, “hereof”, “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision hereof; (v) the words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”; and (vi) a reference to any Article, Section, Subsection or Exhibit shall be deemed to refer to the corresponding Article, Section, Subsection, or Exhibit of this Agreement.

ARTICLE II
PURCHASE AND SALE OF SHARES

Section 2.1                                Purchase and Sale of Shares.

At the Closing, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, the Shares on the terms and subject to the conditions set forth herein, free and clear of any Liens.  At the Closing, the Investor shall pay the Company, as consideration for the Shares, an aggregate purchase price of US$30,000,000 (the “Purchase Price”) less the Expense Reimbursement referred to in Section 8.2 below (the amount of the Purchase Price remaining after the deduction of such Expense Reimbursement being sometimes hereinafter referred to as the “Net Purchase Price”).

Section 2.2                                The Closing.

Subject to the fulfillment of the conditions set forth in Article VI, the issuance, purchase and sale of the Shares and the consummation of the other Transactions (the “Closing”) shall take place in the offices of Latham & Watkins LLP, 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on February 27, 2008, or at such other time and place as the Company and the Investor may agree (the date on which the Closing actually takes place being sometimes referred to herein as the “Closing Date”).  At the Closing, the Investor and the Company shall make certain deliveries, as specified in Sections 2.3 and 2.4, respectively, and all such deliveries, regardless of chronological sequence, shall be deemed to occur contemporaneously and simultaneously on the occurrence of the last delivery and none of such deliveries shall be effective until the last of the same has occurred.

Section 2.3                                Investor Deliveries at the Closing.

At the Closing, the Investor shall deliver to the Company:

(a)           the Net Purchase Price by wire transfer of same-day funds to a bank account designated in writing by the Company at least two Business Days prior to the Closing;

(b)           a counterpart of the Registration Rights Agreement, duly executed by the Investor;

(c)           a counterpart of the Shareholders Agreement, duly executed by the Investor; and

(d)           each of the opinions, certificates and documents required to be delivered by the Investor at the Closing pursuant to Section 6.1.

Section 2.4                                Company Deliveries at the Closing.

At the Closing, the Company shall deliver to the Investor:

(a)           a certificate representing the Shares registered in the name of the Investor;

(b)           a counterpart of the Registration Rights Agreement, duly executed by the Company;

(c)           a counterpart of the Shareholders Agreement, duly executed by the Company and XFL; and

(d)           each of the opinions, certificates and documents required to be delivered by the Company at the Closing pursuant to Section 6.2.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Investor as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.1                                Organization.

The Company: (a) is an exempted company limited by shares duly organized, validly existing and in good standing under the laws of the Cayman Islands; (b) has all requisite corporate power and authority to carry on its business as now conducted; (c) is duly qualified, licensed and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, except where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and (d) has the corporate power and authority to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party.  The Company is not in default under or in violation of any provision of its Memorandum of

Association or Articles of Association, and no such defaults or violations have occurred in the past which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.2                                Capitalization.

(a)           As of the date hereof, the authorized capital of the Company consists of 143,822,874 Class A Common Shares, 50,054,619 Class B Common Shares and 806,122,507 shares not yet designated as to class or series (the “Undesignated Shares”).  As of the date hereof, of the Class A Common Shares currently authorized: 90,061,269 shares are currently outstanding, 19,530,205 shares are reserved for issuance under the Share Option and Share Grant Plan and the remainder are unissued and not reserved for issuance for any purpose.  Of the Class B Common Shares, 50,054,618 are currently outstanding and the remainder are unissued and not reserved for issuance for any purpose.  None of the Series B Preferred Shares have been issued or have been reserved for any purpose other than for issuance pursuant to this Agreement.

(b)           Section 3.2(b) of the Disclosure Schedule sets forth a list of all Employee Share Options currently outstanding as of the date hereof.  Except for such Employee Share Options or as otherwise set forth in Section 3.2(b) of the Disclosure Schedule: (i) there are no outstanding Convertible Securities or Share Purchase Rights or any share appreciation rights, performance share awards or other employee incentive awards the value of which is determined by reference to the value of the Class A Common Shares, Class B Common Shares or ADS Shares, (ii) the Company is not a party to any other agreements or commitments obligating the Company to issue, sell, repurchase, redeem or otherwise acquire any Capital Shares, Convertible Securities or Share Purchase Rights; and (iii) to the knowledge of the Company, no other Person is a party to or otherwise bound by any agreements, trusts, proxies, instruments or other commitments relating to the voting, purchase, sale or other disposition of any Capital Shares, Convertible Securities or Share Purchase Rights held by such Person.  Neither the issuance of the Shares as contemplated herein, the issuance of any PIK Dividend Shares nor the issuance of any Conversion Shares will cause the number of Common Shares issuable pursuant to the Employee Share Options or any other outstanding Convertible Securities or Share Purchase Rights to increase as a result of any antidilution provisions relating thereto.

(c)           There are no authorized or outstanding bonds, debentures, notes or other obligations of the Company, the holders of which have the right to vote with the holders of Common Shares on any matter.

(d)           Except as disclosed in the SEC Reports or Section 3.2(d) of the Disclosure Schedule, the Company does not have in effect any dividend reinvestment plans or employee share purchase plans.

(e)           All outstanding Capital Shares have been duly authorized and validly issued and are fully-paid and nonassessable and have been issued without violation of any preemptive rights of any Person.  All outstanding Employee Share Options have been issued without violation of any preemptive rights of any Person, and all Class A Common Shares issued upon exercise thereof will have been, upon such issuance, duly authorized and validly issued without violation of any preemptive rights of any Person and will be fully-paid and nonassessable.

(f)           Upon the due issuance by the Depositary to the Investor of ADRs evidencing the ADS Shares against the deposit of Class A Common Shares in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued under the Deposit Agreement and the Investor will be entitled to the rights of a registered holder of ADRs evidencing the ADS Shares specified therein and in the Deposit Agreement.  The Deposit Agreement is in full force and effect, has been duly authorized, executed and delivered by the Company and, to the knowledge of the Company, the Depositary, and constitutes a valid and legally binding obligation of the Company and, to the knowledge of the Company, the Depositary, enforceable against the Company and (to the knowledge of the Company) the Depositary in accordance with its terms.  The Company has not breached any of its material obligations under the Deposit Agreement, and, to the knowledge of the Company, the Depositary has not breached any of its material obligations under the Deposit Agreement.  The Company has not received any notice of resignation or termination from the Depositary.

Section 3.3                                Authorization; Execution and Enforceability.

(a)           The Company has all requisite corporate power and authority to execute, deliver and perform each Transaction Document to which it is a party and to consummate each of the Transactions.  Other than the Authorizing Resolution, the execution, delivery and performance of each Transaction Document to which the Company is a party and the consummation of each of the Transactions has been duly authorized by the Board and no further corporate action on the part of the Company (including any action by the shareholders of the Company) is required in connection therewith.

(b)           This Agreement has been duly executed and delivered by the Company and constitutes, and, upon execution and delivery thereof as contemplated herein, each other Transaction Document to which the Company is a party will have been duly executed and delivered by the Company and will constitute, a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, restructuring or similar laws affecting creditors’ rights and remedies generally and general equitable principles (regardless of whether enforceability is considered a proceeding in equity or at law) (“Enforceability Exceptions”).

Section 3.4                                Subsidiaries and Joint Ventures.

(a)             All material Subsidiaries of the Company are described in the SEC Reports or in Section 3.4(a) of the Disclosure Schedule.  Except as disclosed in the SEC Reports or in such Section 3.4(a) of the Disclosure Schedule: (i) all of the outstanding shares or registered capital or other equity capital in each of such Subsidiaries are duly authorized, validly issued, fully paid and nonassessable; (ii) all of the outstanding shares or registered capital of, or other ownership interest in each of such Subsidiaries are owned by the Company or a wholly-owned Subsidiary of the Company, free and clear of any Liens; and (iii) there are no outstanding subscriptions, rights, convertible securities or other agreements or commitments obligating the Company or any such Subsidiary to issue, transfer or sell any securities of any such Subsidiary.

(b)           Except as described in the SEC Reports or in Section 3.4(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, of record or beneficially, any material direct or indirect equity or other interest in any other Entity.

Section 3.5                                No Conflicts; Consents and Approvals.

(a)           The execution, delivery or performance by the Company of the Transaction Documents to which it is a party and the consummation of the Transactions will not (a) conflict with or violate any provision of the Memorandum of Association or Articles of Association of the Company or any Organizational Document of any of its Subsidiaries; (b) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any Person any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contractual Obligation or any Law applicable to the Company or any of its Subsidiaries or any of their respective properties and assets; (c) result in the imposition of any Lien upon any properties or assets of the Company or any of its Subsidiaries, (d) result in the Company being required to redeem, repurchase or otherwise acquire any outstanding equity or debt interests, securities or obligations of the Company or any of its Subsidiaries or any options or other rights exercisable for any of same or (e) cause the accelerated vesting of any Employee Share Options or other employee benefits or result in any obligations on the part of the Company or any of its Subsidiaries to pay any additional severance benefits upon the termination of the employment of any employee thereof, except in the case of (b) or (c), to the extent it does not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except as set forth in Section 3.5(b) of the Disclosure Schedule, the Company is not required to obtain any consent, authorization or approval of, or make any filing, notification or registration with, any Governmental Authority or any self regulatory organization in order for the Company to execute, deliver and perform any Transaction Document to which it is a party or to consummate any of the Transactions (“Company Approvals”).

(c)           Except as set forth in Section 3.5(c) of the Disclosure Schedule, no Contractual Consents are required to be obtained under any Contractual Obligation applicable to the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of any Transaction Document to which it is a party or the consummation of any of the Transactions (“Company Contractual Consents”).

Section 3.6                                SEC Reports; Financial Statements.

(a)           From January 1, 2007, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all the foregoing filed prior to the date hereof and all exhibits included or incorporated by reference therein and financial statements and schedules thereto and documents included or incorporated by reference therein being sometimes hereinafter collectively referred to as the “SEC Reports”).  As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act applicable to the SEC Reports (as amended or supplemented), and none of the SEC Reports, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           As of their respective dates, except as set forth therein or in the notes thereto, the financial statements contained in the SEC Reports and the related notes (the “Financial Statements”) complied as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  The Financial Statements: (i) were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), consistently applied during the periods involved (except (x) as may be otherwise indicated in the notes thereto or (y) in the case of unaudited interim statements, to the extent that they may not include footnotes or may be condensed or summary statements), (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments) and (iii) are in all material respects in accordance with the books of account and records of the Company and its consolidated subsidiaries (except as may be otherwise noted therein).

Section 3.7                                Absence of Certain Changes.

Except as disclosed in the SEC Reports or in Section 3.7 of the Disclosure Schedule, since September 30, 2007, (a) there has not been any Material Adverse Effect or any changes, events or developments that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (b) the Company and its Subsidiaries, taken as a whole, have conducted their respective businesses only in the ordinary course and in conformity with past practice.

Section 3.8                                No Undisclosed Liabilities.

Except as disclosed in the SEC Reports or in Section 3.8 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, whether due or to become due), except for the following: (a) liabilities reflected in or reserved for in the Recent Balance Sheet, (b) liabilities that have arisen since the date of the Recent Balance Sheet in the ordinary course of the businesses of the Company and its Subsidiaries consistent with past practice that would have been required under GAAP to be reflected in the Recent Balance Sheet had such liabilities existed as of the date of the Recent Balance Sheet, (c) liabilities that would not be required under GAAP to be reflected in an audited consolidated balance sheet of the Company and its consolidated subsidiaries and that are not in the aggregate material and (d) liabilities incurred in connection with the Transactions.

Section 3.9                                Litigation.

Except as disclosed in the SEC Reports or in Section 3.9 of the Disclosure Schedule, there is no Action or Proceeding to which the Company or any of its Subsidiaries or any of their respective officers, directors or employees is a party (either as a plaintiff or defendant) pending or, to the knowledge of the Company, threatened before any Governmental Authority (i) that challenges the validity or propriety of any of the Transactions or (ii) if determined adversely to the Company or any of its Subsidiaries or any such officer, director or employee would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.  Except as disclosed in the SEC Reports or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by any Governmental Authority involving the Company or any of its Subsidiaries or any officer, director, employee thereof.  Except as disclosed in the SEC Reports, no order, judgment or decree of any Governmental Authority has been issued in any Action or Proceeding to which the Company or any of its Subsidiaries is or was a party or, to the knowledge of the Company, in any other Action or Proceeding except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.10                                Licenses.

Except as disclosed in the SEC Reports or in Section 3.10 of the Disclosure Schedule and except as would not be reasonably expected to have a Material Adverse Effect, all material Licenses required to be obtained by the Company or any of its Subsidiaries in all relevant jurisdictions in order to own their respective assets and to operate their respective businesses have been duly obtained in accordance with all applicable Laws.  None of such Licenses has been terminated and, in respect of any such Licenses that is subject to renewal, the Company has not received any notice that such renewal will not be timely granted by the relevant Government Authorities.  The Company and each of its Subsidiaries are in compliance with the terms of such Licenses, except where the failure to so comply does not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the execution, delivery or performance by the Company of any Transaction Document to which it is a party nor the consummation of any of the Transactions will result in a breach of, or constitute a default under, any such License.  Except as disclosed in Section 3.10 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is, or has received any notice that it is, or has at any time been, in default (or with the giving of notice or lapse of time or both, would be in default) under any such License.

Section 3.11                                Intellectual Property Rights.

Except as would not reasonably be expected to have a Material Adverse Effect, the Company and the Subsidiaries own or possess, or will be able to obtain on reasonable terms, licenses or sufficient rights to use all patents, patent applications, patent rights, inventions, know-how, trade secrets, trademarks, trademark applications, service marks, service names, trade names and copyrights necessary to enable them to conduct their businesses as currently conducted (“Intellectual Property”).  Neither the Company nor any of the Subsidiaries has infringed the intellectual property rights of third parties, and no third party, to the knowledge of the Company, is infringing the Intellectual Property of the Company, in each case, where such infringement would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  There is no material claim or proceeding pending or, to the knowledge of the Company, threatened that challenges the right of the Company or any of the Subsidiaries with respect to any of the Intellectual Property.

Section 3.12                                Exchange Listing.

The ADS Shares are listed on the NASDAQ Global Market and, to the knowledge of the Company, there are no proceedings to revoke or suspend such listing.  The Company is in compliance with the requirements of the NASDAQ Global Market for continued listing of the ADS Shares thereon and any other applicable NASDAQ Global Market listing and maintenance requirements.  Trading in the ADS Shares has not been suspended by the SEC or the NASDAQ Global Market.

Section 3.13                                Tax Matters.

Except as disclosed in the SEC Reports or in Section 3.13 of the Disclosure Schedule or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) the Company and each of its Subsidiaries have filed all material Tax Returns required to be filed by them; (ii) all such material Tax Returns are true, correct and complete in all material respects; (iii) all material Taxes due and owed by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid; (iv) neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return; (v) no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidy is or may be subject to taxation by that jurisdiction; (vi) there are no Liens on any of the assets or properties of the Company or any of  its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax; and (vii) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

Section 3.14                                Tangible Assets.

Except as disclosed in the SEC Reports or in Section 3.14 of the Disclosure Schedule or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the Company and each of its Subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and tangible personal property that are material to their respective businesses, free and clear of all Liens other than Liens (i) that do not materially interfere with the use of such property or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.15                                Leases and Contracts.

Except as disclosed in the SEC Reports or in Section 3.15 of the Disclosure Schedule, neither the Company nor any or its Subsidiaries is a party to or bound by any material Company Contract.  Except as disclosed in the SEC Reports or in such Section 3.15 or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Company Contract is in full force and effect; (ii) the Company and its Subsidiaries have satisfied in full or provided for all of their liabilities and obligations under each such Company Contract requiring performance prior to the date hereof in all material respects, and are not in default under any of them, nor, to the knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute such a default; (iii) to the knowledge of the Company, no other party to any such Company Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute such a default; and (iv) no approval or consent of any Person is needed for each such Company Contract to continue to be in full force and effect following the consummation of the Transactions.

Section 3.16                                Employees.

Except as disclosed in the SEC Reports or in Section 3.16 of the Disclosure Schedule or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: to the knowledge of the Company, no officer or key employee of the Company or any of its Subsidiaries, or any group of employees whose continued employment is material to the operations of the Company or any of its Subsidiaries, intends to terminate their employment with the Company and there are no material controversies between the Company and any of its officers or key employees.

Section 3.17                                Compliance with Law.

Except as disclosed in the SEC Reports or in Section 3.17 of the Disclosure Schedule or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the Company and each of its Subsidiaries and the conduct and operation of their respective businesses are and have been, since January 1, 2007, in material compliance with (a) each Law that affects or relates to this Agreement or the Transaction Documents or any of the Transactions or (b) each Law that is applicable to the Company or its Subsidiaries or their respective businesses, including any environmental and securities Laws and Laws relating to employment practices.

Section 3.18                                  Related Party Transactions.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Company Contracts, and any other material relationships, between the Company or any Subsidiary (each, a “Company Party”), on the one hand, and any Related Person of a Company Party, on the other hand, and all obligations owed by a Company Party to any Related Person of the Company Party (other than obligations owed by one Company Party to another), are disclosed in the SEC Reports or in Section 3.18 of the Disclosure Schedule.

Section 3.19                                Investment Company

The Company is not, and after giving effect to the Transactions will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Section 3.20                                Corrupt Practices; USA Patriot Act, OFAC.

Neither the Company nor any Subsidiary, nor to the knowledge of the Company any director, officer, employee, agent or other Person acting on behalf of the Company or any Subsidiary has, in the course of his or its actions for, or on behalf of the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employees from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.  The Company and each of its Subsidiaries is in compliance in all material respects with the USA Patriot Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)).  None of the Company or its Subsidiaries (i) is a Sanctioned Person, (ii) has more than 10% of its assets in Sanctioned Entities, or (iii) derives more than 10% of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Entities.  The proceeds hereunder will not be used and have not been used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

Section 3.21                                Validity of the Shares.

(a)           Upon the issuance to the Investor in accordance with the Transaction Documents, the Shares, and any PIK Dividend Shares, will have been duly authorized and validly issued without violation of the preemptive rights of any Person and will be fully-paid and nonassessable, free and clear of any Liens.

(b)           Any Conversion Shares issued upon conversion of any of the Shares or PIK Dividend Shares, upon the issuance thereof, will have been duly authorized and validly issued without violation of the preemptive rights of any Person and will be fully-paid and nonassessable, free and clear of any Liens.

Section 3.22                                Registration, Information and Special Voting Rights.

Except as disclosed in the SEC Reports or in Section 3.22 of the Disclosure Schedule and except as provided in the Shareholders Agreement and the Registration Rights Agreement, the Company has not granted or agreed to grant any registration rights, information rights or special voting rights to any Person.

Section 3.23                                Securities Law Compliance.

Assuming the accuracy of the Investor’s representations and warranties contained in Article IV, the offer, sale and issuance of the Shares hereunder, the issuance of any PIK

Dividend Shares and the issuance of any Conversion Shares upon the conversion thereof is and will be in compliance with Section 4(2) of the Securities Act and is exempt from the registration and prospectus delivery requirements of the Securities Act and all applicable state and foreign securities laws.  Neither the Company nor any agent of the Company has offered the Shares by any form of general solicitation or general advertising, including any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

Section 3.24                                Brokers.

No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution and delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company as of the date of this Agreement and as of the Closing Date as follows:

Section 4.1                                Organization, Standing and Power.

The Investor is an exempted  limited partnership duly organized, validly existing and in good standing under the laws of the Cayman Islands.  The Investor has the necessary power and authority to execute, deliver and perform each Transaction Document to which it is a party.

Section 4.2                                Authorization; Execution and Investor.

The execution, delivery and performance by the Investor of each Transaction Document to which it is a party have been duly and validly authorized by all necessary limited liability company action on the part of the Investor and do not require any further authorization or consent of the members of the Investor.  This Agreement has been duly executed and delivered by the Investor, and each other Transaction Document to which the Investor is a party, when executed and delivered as contemplated herein, will have been duly executed and delivered by the Investor, and this Agreement constitutes, and each of such other Transaction Documents upon execution and delivery thereof by the Investor will constitute, the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 4.3                                No Conflict; Consents and Approvals.

(a)           Neither the execution, delivery or performance by the Investor of any Transaction Document to which it is a party, nor the consummation by the Investor of any of the Transactions will (i) conflict with or violate any provision of any Organizational Document of the Investor or (ii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any Person any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contractual Obligation or any Law applicable to the Investor or any of its properties or assets other than a breach, default, acceleration, right, notice, consent or waiver that is not material.

(b)           The Investor is not required to obtain any consent, authorization or approval of, or make any filing or registration with, any Governmental Authority in order for the Investor to execute, deliver and perform each Transaction Document to which it is a party and to consummate the Transactions.

Section 4.4                                Purchase Entirely for Own Account.

The Shares and any PIK Dividend Shares and Conversion Shares to be acquired by the Investor hereunder will be acquired for investment for the Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act.  The Investor does not have any agreement or understanding, whether or not legally binding, direct or indirect, with any other Person to sell or otherwise distribute the Shares.

Section 4.5                                Investment Experience.

The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.  The Investor understands that the purchase of the Shares involves substantial risk.

Section 4.6                                Restricted Securities.

The Investor understands that the Shares and any PIK Dividend Shares or Conversion Shares issued to the Investor will be characterized as “restricted securities” under the United States federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.  The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares.

Section 4.7                                Legends.

The Investor understands that, except as provided below and until such time as the resale thereof has been registered under the Securities Act, certificates evidencing the Shares and any PIK Dividend Shares and Conversion Shares issued to the Investor shall bear the following legends:

(a)           “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED,

ASSIGNED, PLEDGED, OFFERED FOR SALE, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION FROM COUNSEL IN A FORM ACCEPTABLE TO THE COMPANY AND ITS LEGAL COUNSEL STATING THAT SUCH REGISTRATION IS NOT REQUIRED.”

(b)           If required under the securities laws of any U.S. state or foreign country in connection with the issuance or sale of the Shares and any PIK Dividend Shares and Conversion Shares issued to the Investor, any legends required in order to comply with such laws.

Section 4.8                                Accredited Investor.

The Investor is an “accredited investor” as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act.  The Investor’s principal place of business is in California.

Section 4.9                                No General Solicitation.

The Investor did not learn of the opportunity to purchase the Shares by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which the Investor was invited by any of the foregoing means of communications.

Section 4.10                                Brokers.

Except as heretofore been disclosed to the Company by the Investor, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution an delivery of this Agreement or the Registration Rights Agreement or the consummation of any of the Transactions based upon arrangements made by or on behalf of the Investor, and the Investor shall indemnify and hold the Company harmless against any claim for any such fee or commission based on any such arrangements.

ARTICLE V
COVENANTS

Section 5.1                                Access to Information.

(a)           In General.  From the date hereof until the Closing Date, the Company shall at all times afford the officers, employees and authorized representatives of the Investor (including independent public accountants and attorneys) reasonable access during normal business hours to the offices, properties, employees and business and financial records (including computer files, retrieval programs and similar documentation) of the Company and its Subsidiaries, all to the extent reasonably requested by the Investor.  The Investor agrees that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Company and its Subsidiaries.

(b)           Financial Reports Where Public Filings not Available.  If the Company at any time ceases to timely file periodic reports pursuant to Section 13 of the Exchange Act, so long as the Investor and its Affiliates and Affiliated Funds continue to hold at least 5% of the Adjusted Outstanding Common Shares, the Company shall deliver to the Investor each of the following:

(i)
As soon as available, and in any event within sixty (60) days after the end of each of the first three quarters of each fiscal year, unaudited interim consolidated balance sheets of the Company and its Subsidiaries as at the end of such quarter and the related consolidated statements of income, cash flow, shareholders equity and changes in financial position of the Company and its Subsidiaries as at the end of and for such quarter, setting forth in each case in comparative form the corresponding figures for and as at the end of the corresponding quarter of the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP consistently applied (subject to year end adjustments and the absence of footnotes);

(ii)
Within one hundred and twenty (120) days after the end of each fiscal year of the Company, consolidated balance sheets of the Company and its Subsidiaries as at the end of such year and the related consolidated statements of income, shareholders’ equity and changes in financial position of the Company and its Subsidiaries for such fiscal year, setting forth in each case in comparative form the consolidated figures for the previous fiscal year, all in reasonable detail and accompanied by a report thereon of independent public accountants of recognized national standing selected by the Company; and

(iii)
Promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available by the Company to the holders of any class of its securities generally or by any Subsidiary of the Company to the holders of any class of its securities generally.

(c)           Other Information.  So long as the Investor and its Affiliates and Affiliated Funds continue to hold at least 5% of the Adjusted Outstanding Common Shares, the Company shall furnish to the Investor with reasonable promptness such other information relating to the Company and its Subsidiaries as the Investor may from time to time reasonably request; provided that the Company shall not be obligated to furnish any information which (i) the Board of Directors of the Company believes could compromise any attorney-client privilege or (ii) may cause the Company to breach a confidentiality obligation by which it is bound.

(d)           Confidentiality Obligations.  The Investor hereby acknowledges that any confidential information of the Company made available to the Investor pursuant to this Section 5.1 will be subject to the Confidentiality Agreement.

Section 5.2                                Pre-Closing Actions Affecting the Common Shares.

Between the date of this Agreement and the Closing Date, the Company shall not: (i) pay any dividends or make any distributions on its Common Shares other than (A) regular cash dividends or distributions paid out of retained earnings and (B) distributions permitted pursuant to clause (v) or below, (ii) subdivide or reclassify its outstanding Common Shares into a greater number of shares, (iii) consolidate or reclassify its outstanding Common Shares into a smaller number of shares; (iv) other than in an “Exempt Issuance”, issue any “New Securities” for a consideration per share less than the initial “Conversion Price” (with the terms in quotations having the meanings specified in the Authorizing Resolution), (v) other than in such an “Exempt Issuance”, distribute to all holders of its Common Shares any share capital of the Company or evidences of Indebtedness or rights, options or warrants to subscribe for or purchase any of its securities or (vi) effect any transaction referred to in Section 4.8 of the Authorizing Resolution.

Section 5.3                                Listing.

Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the ADS Shares on the NASDAQ Global Market and shall use commercially reasonable efforts to maintain the listing of the ADS Shares on the NASDAQ Global Market, including without limitation, exhausting all available remedies, appeal reviews and other similar mechanisms and procedures provided for under the rules and regulations of the NASDAQ Global Market to permit such continued listing of the ADS Shares.

Section 5.4                                Preserve Accuracy of Representations and Warranties; Fulfillment of Conditions; Notification of Certain Matters.

(a)           The Company and the Investor shall each refrain from taking any action which would render any representation or warranty contained in Article III or IV inaccurate in any material respect as of the Closing Date.  Each Party shall promptly notify the other of (i) any event or matter that would reasonably be expected to cause any of its representations or warranties to be untrue in any material respect or (ii) any Action or Proceeding that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of any of the Transactions.

(b)           The Company and the Investor shall each use their respective reasonable best efforts to cause each of the conditions precedent set forth in Article VI to be satisfied as soon as practicable after the date hereof.  Without limiting the generality of the foregoing, the Company shall cause the Authorizing Resolution to be duly adopted by the Board prior to the Upset Date.

(c)           Between the date hereof and the Closing Date, the Company shall notify the Investor of (i) the occurrence of any Material Adverse Effect, (ii) any Action or Proceeding that is threatened, brought, asserted or commenced against the Company or any of its Subsidiaries or any of their respective officers, directors or employees which would have been required to be disclosed in the Disclosure Schedule with respect to the representations and warranties of the Company set forth in Section 3.9 if such Action or Proceeding had arisen prior to the date hereof, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, (iv) any material default of which the Company becomes aware under any material Company Contract or any event which, with notice or lapse of time or both, would become such a default on or prior to the Closing Date; and (v) any notice from any Governmental Authority in connection with or relating to any of the Transactions.

(d)           The Company and the Investor shall cooperate fully with each other and assist each other in defending any Action or Proceeding brought against either Party challenging this Agreement or any of the other Transaction Documents or the consummation of any of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed.

Section 5.5                                Contractual Consents and Governmental Approvals.

(a)           The Company will use commercially reasonable efforts to obtain before the Closing Date, and the Investor shall reasonably cooperate with the Company in such efforts, the Company Contractual Consents set forth in Section 3.5(c) of the Disclosure Schedule, provided that neither the Company nor the Investor shall have any obligation to offer or pay any consideration in order to obtain any such Company Contractual Consents.

(b)           Between the date hereof and the Closing Date, the Company and the Investor shall use commercially reasonable efforts, and shall cooperate with each other, in making any required filing, registration or notification with, and in attempting to obtain the Company Approvals set forth in Section 3.5(b) of the Disclosure Schedule in connection with the Transactions and to otherwise satisfy the conditions set forth in Article VI.

Section 5.6                                Issuance of ADS Shares.

Upon the request of the Investor at any time, and subject to applicable securities Laws and the provisions of the Deposit Agreement, the Company shall arrange for any Conversion Shares issued or issuable to the Investor to be deposited with the Depositary and for corresponding ADRs to be issued in the name of the Investor, and the Company shall pay any fees or expense reimbursements required to be paid to the Depositary in connection therewith.

Section 5.7                                Investor Pre-Emptive Rights.

(a)           If at any time the Company wishes to issue any Common Shares, other Capital Shares, Convertible Securities or Share Purchase rights (collectively, “New Securities”) to any Person or Persons, the Investor shall have a preemptive right to purchase its Pro Rata Share (as defined below), of any such New Securities.  “Pro Rata Share” for purposes of this preemptive right means that number of the New Securities equal to the product of (i) a fraction, the numerator of which is the Investor's aggregate ownership of Common Shares (calculated on an as converted and fully-diluted basis) and the denominator of which is the number of the Company's total issued and outstanding Common Shares (calculated on an as converted and fully-diluted basis), multiplied by (ii) the number of New Securities to be issued.  The Company will not issue any New Securities without first offering the Investor its preemptive right described in this Section 5.7.

(b)           In the event that the Company proposes to issue New Securities, it may give the Investor a written notice of its intention to issue New Securities (the “Issuance Notice”), describing the approximate number and type of New Securities, the terms of such New Securities, the estimated pricing date, the estimated price range (as may be modified in accordance with the provisions hereof, the “Estimated Price Range”) and the other terms upon which the Company proposes to issue and sell such New Securities.  Any such Issuance Notice shall be delivered to the Investor not less than ten (10) Business Days prior to the pricing (the “Pricing”) of such New Securities.  If the estimated pricing date or the Estimated Price Range shall change, the Company shall promptly notify the Investor prior to the Pricing, provided that in the event of any change in the Estimated Price Range, Investor shall be entitled to revoke any agreement to purchase that it may have delivered as set forth in the following sentence.  Following receipt of an Issuance Notice as set forth in the first two sentences of this paragraph, the Investor shall have the right, by giving written notice to the Company at least three (3) days prior to the Pricing, to either (y) agree to purchase up to its Pro Rata Share of such New Securities within the Estimated Price Range and upon the general terms specified in the Issuance Notice (which shall not exceed the Investor’s Pro Rata Share) or (z) waive its right to so purchase up to its Pro Rata Share of such New Securities.  If, following receipt of an Issuance Notice as set forth in the first two sentences of this paragraph, the Investor fails to agree in writing at least three days prior to the Pricing to purchase the Investor’s full Pro Rata Share of such  offering of New Securities, then (A) except as set forth in Section 5.7(c), the Investor shall forfeit the right hereunder to purchase that part of its Pro Rata Share of such New Securities that it did not so agree to purchase, and (B) the Company shall have sixty (60) calendar days thereafter to sell the New Securities with respect to which the Investor’s preemptive right hereunder was not exercised, at a price within or above the Estimated Price Range and upon general terms no more favorable to the purchasers thereof than specified in the Company’s Issuance Notice to the Investor.  In the event that the Company has not issued and sold the New Securities within such sixty (60) calendar day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Investor pursuant to this Section 5.7.

(c)           In the event that the Company proposes to issue New Securities in a transaction in which (i)  it does not provide the Investor with the Issuance Notice and an opportunity for the Investor to elect to purchase up to its Pro Rata Share of such New Securities during the period described above, or (ii) it shall have notified (or been required to notify) the Investor, less than five days prior to the Pricing, of any acceleration in the estimated pricing date, or a delay in the estimated pricing date of more than ten (10) days, or a reduction of more than 10% in the Estimated Price Range (and the Investor shall not have purchased New Securities in connection with such transaction), then no later than five (5) days after the issuance of such New Securities, the Company shall provide the Investor with a written notice of the issuance of such New Securities, setting forth the price and other terms on which such New Securities were sold, and the Investor shall have thirty (30) days from the date such notice is effective hereof based upon the manner or method of notice, to deliver to the Company a written notice indicating its agreement to purchase up to its Pro Rata Share of such New Securities at the same price and on the same terms and conditions under which such New Securities were sold in such transaction, by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Investor’s Pro Rata Share), and upon receipt of such written notice from the Investor, the Company shall be required to sell such quantity of the New Securities to the Investor.

(d)           If the Investor gives the Company notice pursuant to Section 5.7(b) or Section 5.7(c) that the Investor desires to purchase all or any of the New Securities it is entitled to purchase (the “Elected New Securities”), payment therefor shall be made by wire transfer, against issuance of such New Securities at the executive offices of the Company, on the date such securities are issued to the Investor.  In the event that the Issuance Notice specifies that consideration other than cash is to be paid in connection with any issuance of New Securities, in lieu of such other consideration, the Investor will be entitled to pay the cash equivalent of such other consideration, as determined by an independent third-party appraiser jointly appointed by the Company and the Investor.

(e)           The preemptive rights contained in this Section 5.7 shall not apply to any of the following: (a) any PIK Dividend Shares, (b) any Permitted Parity Preferred Shares or (c) any New Securities issued (i) as a share dividend to holders of Common Shares, Series B Preferred Shares or Permitted Parity Preferred Shares or upon any subdivision or combination of such Common Shares, Series B Preferred Shares or Permitted Parity Preferred Shares, (ii) upon the conversion of any Series B Preferred Shares or Permitted Parity Preferred Shares or upon the conversion or exchange of any other Convertible Securities of the Company duly issued on or prior to the date hereof that are convertible into or exchangeable for Common Shares, (iii) upon the exercise of any Share Purchase Rights issued prior to the date hereof, (iv) to employees, officers or directors of the Company or any Subsidiary pursuant to incentive agreements, share purchase or share option plans, share bonuses or awards, or employment or advisory related warrants, contracts or other arrangements approved by the Board prior to or following the date hereof or (v) in connection with any direct or indirect acquisition by the Company of, or a merger with and into the Company of, another Person or business approved by the Board prior to or following the date hereof.

(f)           The Investor’s preemptive rights set forth in this Section 5.7 shall automatically terminate if the aggregate of (x) the number of Investor Common Shares (as defined in the Shareholders Agreement) held by the Investor and its Affiliates and Affiliated Funds as a group and (y) any Investor Common Shares issuable upon conversion of any Investor Preferred Shares (as defined in the Shareholders Agreement) held by the Investor and its Affiliates and Affiliated Funds as a group represents less than five percent (5%) of the Adjusted Outstanding Common Shares.

Section 5.8                                Filing of Resale Shelf Registration Statement.

(a)           Filing.  The Company shall file with the SEC, at least sixty (60) days prior to the first anniversary of the Closing Date, a Shelf Registration Statement covering the resale from time to time of Registrable Securities by Registrable Securities Holders (such Shelf Registration Statement may also from time to time cover the resale of any Parity Registrable Securities held by Parity Registrable Securities Holders) in accordance with the methods or distribution selected by such holders and shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act as soon as practicable after such filing.

(b)           Continued Effectiveness.  Subject to Section 5.8(c), the Company shall use its reasonable best efforts to have the Shelf Registration Statement declared effective on or prior to the first anniversary of the Closing Date.  The Company shall thereafter use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Shelf Registration Statement and the Prospectus as may be necessary to keep the Shelf Registration Statement current and continuously effective in order to permit the Prospectus forming a part thereof to be usable by the Registrable Securities Holders for the offer and sale of Registrable Securities until the earlier of (x) the fifth anniversary of the date hereof and (y) the date as of which such Registrable Securities Holders no longer hold any Registrable Securities.

(c)           Suspension of Use of Shelf Registration Statement.  The Company may suspend the use of the Shelf Registration Statement by the Registrable Securities Holders (and any Parity Registrable Securities Holders) if the Company furnishes to such holders a certificate signed by the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company (x) stating that a Potential Material Event exists (and enclosing a copy of the written determination of the Board referred to in the definition of Potential Material Event) or (y) stating that a Company-initiated registration statement for an underwritten offering of Equity Securities has become effective, in which event the Company shall have the right to suspend such use for a period of not more than 90 calendar days after the date of such certificate (a “Shelf Suspension”), provided that the Company shall not exercise a Shelf Suspension more than twice in any 12-month period with at least a 60 calendar day interval between each Shelf Suspension.  In the event of any Shelf Suspension, no Registrable Securities Holder (or Parity Registrable Securities Holder) may offer or sell any Registrable Securities (or Parity Registrable Securities) pursuant to the Shelf Registration Statement during the period of the applicable Shelf Suspension.

(d)           Expenses of Registration.  All Registration Expenses incurred in connection with any registration, filing, qualification or compliance pursuant to this Section 5.8 shall be borne by the Company.  Unless otherwise stated, all Selling Expenses relating to any Registrable Securities and/or Parity Registrable Securities offered pursuant to the Shelf Registration Statement filed pursuant to this Section 5.8 shall be borne by the applicable Selling Holders pro rata based on the respective numbers of Registrable Securities and/or Parity Registrable Securities registered by them.

(e)           Further Obligations of the Company.  Whenever the Company effects the registration of any Registrable Securities pursuant to this Section 5.8, the Company shall:

(i)
Registration of ADS.  If the Selling Holders propose to sell Registrable Securities and/or Parity Registrable Securities in the form of ADS Shares, the Company shall, if and to the extent necessary, register additional ADS Shares on Form F-6, to permit the sale of such Registrable Securities and/or Parity Registrable Securities as ADS Shares.

(ii)
Copies of Documents.  Furnish to each Selling Holder, without charge, such number of conformed copies of the Shelf Registration Statement and of any amendments and supplements thereto (in each case including all exhibits), such number of copies of the Prospectus included in such Shelf Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Shelf Registration Statement or Prospectus, and such other documents, as such Selling Holders may reasonably request.

(iii)
Opinion and Comfort Letter.  Furnish to such Selling Holders (i) an opinion of the counsel representing the Company for purposes of such registration, dated the effective date of such Shelf Registration Statement (or, in the case of any underwritten public offering pursuant to the Shelf Registration Statement, dated the date of the closing under the underwriting agreement with respect to both the effective date of the Shelf Registration Statement and the date of the closing under the underwriting agreement), in form and substance as is customarily given by counsel for the issuer to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to such Selling Holders, and (ii) a “cold comfort” letter, dated the effective date of the Shelf Registration Statement (and, in the case of any underwritten public offering pursuant to the Shelf Registration Statement, dated the date of the closing under the underwriting agreement) signed by the independent certified public accountants who have certified the Company’s financial statements included in such Shelf Registration Statement, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to such Selling Holders.

(iv)
“Blue Sky” Qualification.  Register or qualify all Registrable Securities and Parity Registrable Securities to be offered under such Shelf Registration Statement under the securities or blue sky laws of such jurisdictions as the applicable Selling Holders (or in an underwritten offering, the managing underwriter) shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such Selling Holders to consummate the disposition in such jurisdictions of the Registrable Securities and/or Parity Registrable Securities offered pursuant to such Shelf Registration Statement, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction.

(v)
Notification of Certain Events.  As promptly as practicable after becoming aware thereof, notify the applicable Selling Holders of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Shelf Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare and file with the SEC a supplement or amendment to the Shelf Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to such Selling Holders as such Selling Holders may reasonably request.

(vi)
SEC Stop Orders.  As promptly as practicable after becoming aware thereof, notify the applicable Selling Holders (and, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any notice of effectiveness or any stop order or other suspension of the effectiveness of the Shelf Registration Statement at the earliest possible time.

(vii)
Listing Requirements.  Use its reasonable best efforts to list such Registrable Securities and/or Parity Registrable Securities on each securities exchange on which the Equity Securities of the Company (including the ADS Shares) are then listed.  If the Selling Holders propose to sell Registrable Securities and/or Parity Registrable Securities in the form of ADS Shares, the Company shall (subject to the Deposit Agreement) procure delivery of ADS Shares listed on such securities exchange to the Selling Holders and, to the extent additional ADS Shares are required to be registered on Form F-6 in order to carry out such delivery, register such additional ADS Shares.

(viii)
Certificate Preparation.  Cooperate with the applicable Selling Holders to facilitate the timely preparation and delivery of certificates for the Registrable Securities and/or Parity Registrable Securities to be offered pursuant to the Shelf Registration Statement and enable such certificates for the Registrable Securities and/or Parity Registrable Securities to be in such denominations or amounts as the case may be, as such Selling Holders may reasonably request, and deliver, or shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with copies to such Selling Holders) an appropriate instruction and opinion of such counsel.  If the Selling Holders propose to sell Registrable Securities and/or Parity Registrable Securities in the form of ADS Shares, the Company shall cooperate with such Selling Holders to facilitate the timely delivery of the certificates referred to above to the Depositary and shall (subject to the Deposit Agreement) cause the Depositary to cooperate with such Selling Holders to facilitate the timely preparation and delivery of the depositary receipts evidencing such ADS Shares in such denominations or amounts as the case may be, as such Selling Holders may reasonably request.

(ix)
Underwriting Agreement.  In the event of any underwritten public offering pursuant to the Shelf Registration Statement, enter into and perform its obligations under an underwriting agreement, in usual and customary form and complying with the provisions of Section 5.8(h), with the managing underwriter of such offering.

(x)
Other Actions.  Take all other reasonable actions necessary to expedite and facilitate disposition by the applicable Selling Holders of the Registrable Securities and/or Parity Registrable Securities pursuant to the Shelf Registration Statement.

(f)           Information from Holders.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5.8 with respect to the Registrable Securities or Parity Registrable Securities of any Selling Holder that such Selling Holder shall furnish to the Company such information regarding itself, the Registrable Securities or Parity Selling Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such securities.

(g)           Preparation; Reasonable Investigation; Review by Counsel.  In connection with any offering of Registrable Securities under the Shelf Registration Statement, each Registrable Securities Holder, its underwriters, if any, and counsel for such Registrable Securities Holder shall:

(i)
be permitted to review such Shelf Registration Statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto a reasonable period of time (but not less than 3 Business Days) prior to their filing with the SEC; and

(ii)
be given reasonable access to the Company’s books and records and such opportunities to discuss the business of the Company with its officers, counsel and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of such Registrable Securities Holders, such underwriters, if any, or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

(h)           Indemnification.  In the event any Registrable Securities and/or Parity Registrable Securities are included in the Shelf Registration Statement filed pursuant to this Section 5.8, the following indemnification provisions shall apply.

(i)	Indemnification by the Company.

(1)           Indemnification.  To the extent permitted by law, the Company shall indemnify and hold harmless the Selling Holders, each of the employees, officers, directors, partners, members, managers, legal counsel and agents of such Selling Holders, any underwriter (as defined in the Securities Act) for such Selling Holders and each Person, if any, who controls any of such Selling Holders or underwriter within the meaning of the Securities Act or Exchange Act (collectively, the “Holder Indemnified Persons”) against and hold each Holder Indemnified Person harmless from any and all liabilities, obligations, losses, damages, (excluding consequential, special, indirect or punitive damages), lawsuits, investigations, arbitrations, actions, judgments, costs, expenses or claims, including, without limitation, reasonable attorneys’ fees and expenses incurred in investigation or defending any of the foregoing (collectively, “Losses”), that the Holder Indemnified Persons may suffer or sustain arising out of or due to any of the following (any of the following being a “Violation”):

(a)           any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(b)           the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(c)           any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, or any applicable securities laws or Laws of a jurisdiction outside the United States.

(2)           Limitations on Indemnification.  Notwithstanding the foregoing, the Company shall not be liable for:

(a)           any amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed); or

(b)           any Losses to the extent that such Losses arise out of or are based upon a Violation which occurs in reliance upon and in strict conformity with written information furnished by such Selling Holders expressly for use in connection with such registration.

(ii)	Indemnification by the Registrable Securities Holders.

(1)           Indemnification.  To the extent permitted by law, each Selling Holder participating in any registration pursuant to this Agreement shall indemnify and hold harmless the Company, each of the Company’s employees, officers, directors, legal counsel and other agents, any underwriter (as defined in the Securities Act) for the Company and each Person, if any, who controls the Company or underwriter within the meaning of the Securities Act or Exchange Act (collectively, the “Company Indemnified Persons”), against and hold each Company Indemnified Person harmless from any and all Losses that the Company Indemnified Persons may suffer or sustain arising out of or due to any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in strict conformity with written information furnished by such Selling Holder expressly for use in connection with such registration.

(2)           Limitations on Indemnification.  Notwithstanding the foregoing, no Selling Holder shall not be liable for:

(a)           indemnification pursuant to this Agreement in excess of the aggregate net cash proceeds received by such Selling Holder from the offering of Registrable Securities in such registration;

(b)           any amounts paid in settlement of any such Losses if such settlement is effected without the consent of such Selling Holder; (which consent shall not be unreasonably withheld or delayed); or

(c)           any Losses to the extent that such Losses do not arise out of or are not based upon a Violation which occurs in reliance upon and in strict conformity with written information furnished by such Selling Holder expressly for use in connection with such registration.

(iii)
Indemnification Mechanics.  If there occurs an event which a Company Indemnified Person or a Holder Indemnified Person (any such Person being the “Indemnitee”) hereto asserts is an indemnifiable event pursuant to this Section, the Indemnitee shall promptly notify the party obligated to provide indemnification hereunder (the “Indemnitor”) in writing of such event.  Delay or failure to so notify the Indemnitor shall only relieve the Indemnitor of its obligations to the extent, if at all, that it is actually prejudiced by reason of such delay or failure.  The Indemnitor shall have a period of 20 calendar days in which to respond thereto.  If the Indemnitor so elects, within such 20 day period, it shall be entitled to assume the defense of such claim (such election to be without prejudice to the right of the Indemnitor to dispute whether such claim constitutes Losses under this Section 5.8(i)).  If the Indemnitor fails to assume the defense of such matter within such 20 calendar day period or does not respond within such 20 calendar day period, the Indemnitee against which such matter has been asserted shall (upon delivering notice to such effect to the Indemnitor) have the right to undertake, at the Indemnitor’s cost and expense, the defense, compromise or settlement of such matter on behalf of the

Indemnitee, provided that the Indemnitee shall not settle such claim without the consent of the Indemnitor (which consent shall not be unreasonably withheld) and provided further that the Indemnitor shall have the right to participate (but not control) at its own expense in the defense of such asserted claim.  In any event, the Indemnitee shall have the right to participate (but not control) at its own expense in the defense of such asserted liability; provided, however, that the Indemnitor shall pay the expenses of such defense if the Indemnitee is advised by counsel in writing that there are one or more legal defenses available to the Indemnitee that are different from or additional to those available to the Indemnitor (in which case, if the Indemnitee notifies the Indemnitor in writing, the Indemnitor shall not have the right to assume the defense of such asserted liability on behalf of the Indemnitee).

(iv)
Contribution.  If the indemnification provided for in this Section 5.8(h) is held by a court of competent jurisdiction to be unavailable to an Indemnitee with respect to any Losses, then the Indemnitor, in lieu of indemnifying such Indemnitee hereunder, shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnitor on the one hand and of the Indemnitee on the other in connection with the Violation that resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution under this Section 5.8(h)(iv) from any Selling Holder, together with the amount of any indemnification payments made by such Selling Holder pursuant to Section 5.8(h)(ii) above, exceed the net proceeds from the offering received by such Selling Holder.  The relative fault of the Indemnitor and of the Indemnitee shall be determined by reference to, among other things, whether the Violation relates to information supplied by the Indemnitor or the Indemnitee and the parties relative intent, knowledge, access to information, and opportunity to correct or prevent such Violation.

(v)
No Inconsistent Underwriting Agreements.  Notwithstanding any provision of this Agreement to the contrary, the Selling Holders shall not be required to enter into an underwriting agreement that contains indemnification and contribution provisions which, in the sole discretion of such Selling Holders, materially differ from those contained in this Section 5.8(h).

(vi)
Registration in Non-U.S. Jurisdictions.  In the event that the ADS Shares cease to be listed on the Nasdaq Global Market and have not been listed on another nationally recognized securities exchange in the United States, but the Company has listed its Common Shares (or related depositary shares) on any Designated Offshore Securities Market or other internationally recognized securities exchange, then the Company shall use its reasonable best efforts, to the extent permitted by applicable law, to provide the Registrable Securities Holders with substantially the same rights and benefits in such jurisdiction as are provided for in this Section 5.8, and to take such steps, if any, consistent with customary market practice at the time so that the Registrable Securities are freely transferable in such listed market without transfer restrictions imposed by the securities or similar laws of such jurisdiction.

ARTICLE VI
CONDITIONS

Section 6.1                                Conditions to the Company’s Obligations.

The obligation of the Company to sell and issue the Shares and to consummate the other Transactions on the Closing Date shall be subject to the fulfillment (or waiver by the Company) at or prior to the Closing of each of the following conditions:

(a)           No Order.  No court or other Governmental Authority having jurisdiction over the Company or any of its Subsidiaries or the Investor shall have instituted, enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that (i) has the effect of making illegal or otherwise prohibiting or invalidating consummation of any of the Transactions or any provision of any Transaction Document or (ii) seeks to restrain, prohibit or invalidate the consummation of the Transactions or to invalidate any provision of any Transaction Document.

(b)           Company Approvals.  Each Company Approval shall have been obtained or made and shall be in full force and effect to the extent that the failure to obtain or make such Company Approval (i) has the effect of making illegal or otherwise prohibiting or invalidating consummation of any of the Transactions or any provision of this Agreement or the other Transaction Documents or (ii) would reasonably be expected, individually or together with other Company Approvals that have not been obtained or made, to have a Material Adverse Effect.

(c)           Performance of Obligations.  The Investor shall have performed in all material respects each of its respective covenants and agreements contained in this Agreement or the other Transaction Documents and required to be performed at or prior to the Closing.

(d)           Representations and Warranties.  Each of the representations and warranties of the Investor contained in this Agreement that is qualified as to materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as of such certain date) and each of the representations and warranties of the Investor that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date).

(e)           Officer’s Certificate.  A certificate executed on behalf of the Investor by a senior executive of the Investor, to the effect that the conditions set forth in paragraphs (c) and (d) above have been satisfied, shall have been delivered to the Company.

(f)           Investor Consent.  The consent of the Investor to the authorization and issuance of certain “Parity Shares” pursuant to Section 5.2(c) of the Authorizing Resolution, substantially in the form attached as Exhibit F hereto, shall have been duly executed by the Investor and delivered to the Company.

Section 6.2                                Conditions to the Investor’s Obligations.

The obligation of the Investor to purchase the Shares and to consummate the other Transactions on the Closing Date shall be subject to the fulfillment (or waiver by the Investor) at or prior to the Closing of each of the following conditions:

(a)           Adoption and Filing of Authorizing Resolution.  The Authorizing Resolution shall have been duly adopted by the Board, and shall be in full force and effect.

(b)           No Order.  No court or other Governmental Authority having jurisdiction over the Company or any of its Subsidiaries or the Investor shall have instituted, enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that (i) has the effect of making illegal or otherwise prohibiting or invalidating consummation of any of the Transactions or any provision of any Transaction Document or results or would result in a Material Adverse Effect or (ii) seeks to restrain, prohibit or invalidate the consummation of any of the Transactions or to invalidate any provision of any Transaction Document.

(c)           Company Approvals.  Each Company Approval shall have been obtained or made and shall be in full force and effect to the extent that the failure to obtain or make such Company Approval (i) has the effect of making illegal or otherwise prohibiting or invalidating consummation of any of the Transactions or any provision of any Transaction Document or (ii) would reasonably be expected, individually or together with other Company Approvals that have not been obtained or made, to have a Material Adverse Effect.

(d)           Contractual Consents.  Each Company Contractual Consent shall have been obtained and shall be in full force and effect to the extent that the failure to obtain such Company Contractual Consent would reasonably be expected, individually or together with other Company Contractual Consents that have not been obtained, to have a Material Adverse Effect.

(e)           Performance of Obligations.  The Company shall have performed in all material respects each of its respective covenants and agreements contained in this Agreement and each other Transaction Document and required to be performed at or prior to the Closing.

(f)           Representations and Warranties.  Each of the representations and warranties of the Company contained in this Agreement that is qualified as to materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as of such certain date) and each of the representations and warranties of the Company that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date).

(g)           No Other Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any changes, events or developments that have had, or would reasonably be expected, individually or in the aggregate, to have, a Material Adverse Effect.

(h)           Officer’s Certificate.  A certificate executed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in paragraphs (c), (d), (e) and (f) above have been satisfied, shall have been delivered to the Investor.

(i)           Opinions of Company Counsel.  The Investor shall have received an opinion from (i) Conyers, Dill & Pearman, special Cayman Islands counsel to the Company, dated as of the Closing Date, substantially in the form attached as Exhibit C-1 and (ii) Latham & Watkins LLP, special New York counsel to the Company, dated as of the Closing Date, substantially in the form attached as Exhibit C-2 hereto.

(j)           Good Standing Certificates.  The Investor shall have received a Certificate of Good Standing for the Company dated not more than three (3) Business Days prior to the Closing Date issued by the Registrar of Companies of the Cayman Islands.

(k)           Company Secretary’s Certificate.  The Investor shall have received a certificate in a form reasonably satisfactory to the Investor from the Company Secretary or another officer (if there is no person serving as Company Secretary) of the Company attaching and certifying:  (i) true and correct copies of the Memorandum and Articles of Association of the Company; (ii) a true and correct copy of the Authorizing Resolution as duly adopted by the Board and as in full force and effect, (iii) true and correct copies of the resolutions adopted by the Board authorizing the execution and delivery of this Agreement and each of the other Transaction Documents to which the Company is a party, as in full force and effect, and (iv) as to the incumbency of any officers of the Company executing any Transaction Document.

(l)           XFL Secretary’s Certificate.  The Investor shall have received a certificate in a form reasonably satisfactory to the Investor from the Company Secretary or another officer (if there is no person serving as Company Secretary) of Xinhua Finance Limited attaching and certifying:  (i) true and correct copies of the resolutions adopted by the Board of Directors of Xinhua Finance Limited authorizing the execution and delivery of Shareholders Agreement, as in full force and effect, and (ii) as to the incumbency of the officer of Xinhua Finance Limited executing the Shareholders Agreement.

ARTICLE VII
INDEMNIFICATION

Section 7.1                                Survival.

The respective representations, warranties, covenants and agreements of the Company and the Investor set forth in this Agreement (except covenants and agreements which are expressly required to be performed and are performed in full on or prior to the Closing Date) shall survive the Closing Date and the consummation of the Transactions until April 30, 2009, except that (i) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.21 and 3.24 (collectively, the “Surviving Representations”) shall survive indefinitely and (ii) the representations and warranties contained in Section 3.13 shall survive until the expiration of the applicable statute of limitations set forth in the Code or other applicable Tax law.

Section 7.2                                Indemnification.

Subject to the limitations set forth in this Article VII, the Company shall indemnify, defend and hold harmless the Investor, its members, managers, officers, employees and Affiliates (collectively, the “Investor Indemnified Parties”) from and against any and all losses, costs, damages, liabilities, obligations, impositions, inspections, assessments, fines, deficiencies and expenses (collectively, “Damages”) resulting from, in connection with or arising out of (i) any inaccuracy in any representation or warranty of the Company contained in this Agreement or in the certificate delivered pursuant to Section 6.2(h) or (ii) any breach of or default under any of the covenants or agreements given or made by the Company in this Agreement; provided, however, that any claim by any Investor Indemnified Party under clause (i) above shall be made prior to the date on which the applicable representation and warranty expires pursuant to Section 7.1 and that any claim by any Investor Indemnified Party under clause (ii) above shall be made within twelve (12) months of the time performance of such covenant or agreement is contemplated.

Section 7.3                                Damages Threshold and Cap.

With respect to any claim by an Investor Indemnified Party for indemnification pursuant to clause (i) of Section 7.2, such Investor Indemnified Party may not seek indemnification with respect to any claim for Damages until the sum of all Damages for which all Investor Indemnified Parties are entitled to indemnification pursuant to such clause (i) equals or exceeds US$300,000, whereupon each Investor Indemnified Party shall be entitled to seek indemnification with respect to all Damages incurred by it.  Notwithstanding the foregoing: (x) the maximum liability of the Company for indemnification claims pursuant to clause (i) of Section 7.2 except in the case of a breach of a Surviving Representation shall not exceed US$15,000,000 and (y) the maximum liability of the Company for all indemnification claims pursuant to clause (i) of Section 7.2 (including claims based on breaches of Surviving Representations) shall not exceed the Net Purchase Price.

Section 7.4                                Indemnification Procedures.

In the event an Investor Indemnified Party has a claim against the Company under this Article VII, such Investor Indemnified Party shall deliver notice of such claim (which claim shall be described with reasonable specificity in such notice) with reasonable promptness to the Company.  The failure by such Investor Indemnified Party to so notify the Company shall not relieve the Company from any liability which it may have to such Investor Indemnified Party under this Article VII, except to the extent that the Company demonstrates that it has been actually prejudiced by such failure.  If the Company disputes its liability with respect to such claim, such Investor Indemnified Party and the Company shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration pursuant to Section 9.10.

Section 7.5                                Third-Party Claims.

In the event that an Investor Indemnified Party becomes aware of a third-party claim which such Investor Indemnified Party believes may result in a demand for indemnification pursuant to this Article VII, such Investor Indemnified Party shall promptly notify the Company of such claim, and the Company shall be entitled to assume the defense of such claim (such election to be without prejudice to the right of the Company to dispute whether such claim constitutes indemnifiable Damages under this Article VII); provided, however, that such Investor Indemnified Party shall be entitled to participate, at the Investor Indemnified Party’s sole expense, in (but not control) such defense and (ii) the Company shall not settle such claim without the consent of such Indemnified Party (which consent shall not be unreasonably withheld) unless such settlement entails no payment of any kind by such Investor Indemnified Party and provides for the complete release from all liabilities and claims of any kind of such Investor Indemnified Party from such claim and the circumstances giving rise to such claim; provided, further, however, that if the Company does not elect to assume the defense of such claim pursuant to this sentence, then the Company may participate, at the Company’s sole expense, in such defense.

Section 7.6                                Tax Treatment of Indemnity Payments.

Any indemnity payments made hereunder by the Company to an Investor Indemnified Party, shall be treated by the parties for all federal, state and local income tax purposes as an adjustment to the Purchase Price paid by the Investor for the Shares, and not as a dividend or other form of income payment from the Company to the Investor.

Section 7.7                                Exclusivity.

Except in the case of fraud, the indemnification provisions of this Article VII shall be the Investor’s sole and exclusive monetary remedy with respect to any and all claims relating to the subject matter of this Agreement and the Investor shall not pursue or seek any other monetary remedy.

Section 7.8                                Certain Damages.

In no event shall the indemnification obligations under this Agreement or the term “Damages” cover or include consequential, incidental, special, indirect or punitive damages or lost profits suffered by an Investor Indemnified Party, whether based on statute, contract, tort or otherwise.

ARTICLE VIII
FURTHER AGREEMENTS; TRANSFER RESTRICTIONS

Section 8.1                                Public Announcements.

The Investor and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the execution and delivery of this Agreement or the other Transaction Documents or any of the Transactions, and shall not issue any such press release or make any such public statement prior to reaching mutual agreement on the language of such press release or such public statement, except as may otherwise be required by applicable Law or stock exchange rule.

Section 8.2                                Fees and Expenses.

(a)           Except as otherwise specified in this Section 8.2 or agreed in writing by the parties, all costs and expenses incurred in connection with this Agreement, the other Transaction Documents and the Transactions shall be paid by the party incurring such cost or expense.

(b)           On the Closing Date, the Investor will be entitled to deduct US$300,000 for the Purchase Price as a non-accountable reimbursement (the “Expense Reimbursement”) for certain legal and other expenses incurred by the Investor in connection with the Transactions.

(c)           The Company shall pay or promptly reimburse the Investor for any transfer taxes, document Taxes, stamp duty or other similar Taxes imposed in connection with the issuance of the Shares or any PIK Dividend Shares or Conversion Shares to the Investor.

Section 8.3                                Limitation on Short Sales

.  For long as the Investor holds any Series B Preferred Shares, the Investor shall not engage in any short sales of Common Shares or ADS Shares.  For the avoidance of doubt, the foregoing restriction shall cease to apply once the Investor no longer holds Series B Preferred Shares, even if the Investor thereafter continues to hold Common Shares.

Section 8.4                                Restrictions on Transfers of Series B Preferred Shares.

(a)           Certain Transfers Prohibited.  Except with the prior written consent of the Company, the Investor may not Transfer any Series B Preferred Shares to any Person other than an Affiliate until such time as the right to convert the Series B Preferred Shares into A Common Shares pursuant to Section 4.1 of the Authorizing Resolution becomes exercisable.  In no event shall the Investor Transfer any Series B Preferred Shares to a Competitor at any time.  For the avoidance of doubt, the foregoing restrictions shall not apply to any Transfers of Common Shares held by the Investor.

(b)           Transferees to be Bound by Certain Restrictions.  It shall be a condition to any Transfer of Series B Preferred Shares by the Investor that the transferee agree in writing to be bound by (i) the limitation on short sales set forth in Section 8.3 above (which shall apply so long as such transferee shall continue to hold any Series B Preferred Shares) and (ii) the restriction on Transfers of Series B Preferred Shares to Competitors set forth in Section 8.4(a) above.

(c)           Non-Complying Transfers Null and Void.  Any purported Transfer of Series B Preferred Shares in violation of this Section 8.4 shall be null and void and the Company will not register such purported Transfer.

ARTICLE IX
GENERAL

Section 9.1                                Termination.

This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written consent of the Investor and the Company;

(b)           by the Investor if there has been (i) a material breach of any of the representations or warranties of the Company set forth in this Agreement that would give rise to the failure of the condition set forth in Section 6.2(f) or (ii) a material breach of any of the covenants or agreements of the Company set forth in this Agreement, which breach has not been cured within ten (10) Business Days following receipt by the Company of notice of such breach from the Investor; provided that the Investor is not then in material breach of any representation or warranty made by it in this Agreement.

(c)           by the Company if there has been (i) a material breach of any of the representations or warranties of the Investor set forth in this Agreement that would give rise to the failure of the condition set forth in Section 6.1(d) or (ii) a material breach of any of the covenants or agreements of the Investor set forth in this Agreement, which breach has not been cured within ten (10) Business Days following receipt by the Investor of notice of such breach from the Company; provided that the Company is not then in material breach of any representation or warranty made by it in this Agreement.

(d)           by either the Investor or the Company if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of any of the Transactions shall have become final and non-appealable;

(e)           by either the Investor or the Company if the Closing shall not have occurred on or before March 15, 2008 (the “Upset Date”, as such date may be hereafter extended by agreement of the parties), unless the failure for the Closing to occur is the result of a material breach of this Agreement by the Party seeking to terminate this Agreement;

In the event of termination of this Agreement by either the Investor or the Company, as provided in this Section 9.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Investor or the Company, or their respective officers, directors, managers, members or shareholders, except for Sections 8.2 and 9.1 and except that no such termination shall relieve any Party of liability for any breach of any other provision of this Agreement occurring prior to such termination.

Section 9.2                                Notices.

Whenever any notice is required to be given hereunder, such notice shall be deemed given only when such notice is in writing and is delivered by messenger or courier or, if sent by fax, when received.  All notices, requests and other communications hereunder shall be delivered by courier or messenger or shall be sent by facsimile to the following addresses:

(i)	If to the Investor, at the following address:

The Yucaipa Global Partnership Fund L.P.
9130 W. Sunset Boulevard
Los Angeles, CA 90069
Fax: +1.310.789.1791
Attn: Bob Bermingham, General Counsel

with a copy by fax or messenger or courier to:

Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Facsimile: (212) 839-5599
Attention:  Michael H. Yanowitch

(ii)	If to the Company, at the following address:

Xinhua Finance Media Limited
Xinhua Finance Limited
3905-09, 1 Grand Gateway
1 Hongqiao Lu, Shanghai 200030
People’s Republic of China
Fax: +8621.6448.4916

with a copy by fax or messenger or courier to:

Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong King
Fax: +852.2522.7006
Attn: David T. Zhang

or to such other respective addresses as may be designated by notice given in accordance with this Section 9.2.  If, subsequent to the date hereof, the Investor assigns any of its pre-emptive rights under Section 5.7 to an Affiliate or an Affiliated Fund in accordance with this Agreement, any notice to the Investor pursuant to this Section 9.2 shall be deemed to also have been duly delivered to such Affiliate or Affiliated Fund.

Section 9.3                                Complete Agreement; No Third-Party Beneficiaries.

This Agreement, the Disclosure Schedule, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements and understandings of the parties in connection therewith.  This Agreement, other than Article VII, is not intended to confer upon any person other than the Company and the Investor any rights or remedies hereunder.

Section 9.4                                GOVERNING LAW.

THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD APPLY THE LAW OF ANY OTHER JURISDICTION.  SUBJECT TO SECTION 9.10, THE INVESTOR AND THE COMPANY HEREBY CONSENT TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS LOCATED IN THE BOROUGH OF MANHATTAN WITH RESPECT TO ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE ANY PROVISION OF THIS AGREEMENT OR TO DETERMINE THE RIGHTS OF ANY PARTY HERETO.

Section 9.5                                No Assignment.

Except as provided below, neither this Agreement nor any rights or obligations under it are assignable by either Party without the written consent of the other Party.  After the Closing, (a) the Investor may assign pre-emptive rights under Section 5.7 only to a transferee that is an Affiliate or Affiliated Fund of the Investor, (b) the Investor may only assign rights under Section 5.1(b) and (c) in connection with a Transfer to a transferee that is not a Competitor of Series B Preferred Shares representing (on an as-converted basis) at least 5% of the Adjusted Outstanding Common Shares, (c) the Investor may only assign rights to register Registrable Securities under Section 5.8 in connection with a Transfer to a transferee of Registrable Securities representing at least 1% of the number of Common Shares outstanding at the time of such Transfer, provided the Company is furnished with a written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned, (d) it shall be a condition to any assignment of any of the Investor’s rights hereunder that the assignee shall have agreed in writing to be bound by the transfer restrictions and other applicable provisions of this Agreement and (e) it shall be a further condition to any assignment of any of the rights of the Investor set forth in Section 5.1(b) or (c) that the assignee shall have entered into a confidentiality undertaking reasonably satisfactory to the Company (it being agreed that any confidentiality undertaking substantially similar to the Confidentiality Agreement shall be satisfactory to the Company).  Any permitted assignee of any rights of the Investor under this Agreement may further assign such rights to any transferee of any of the Series B Preferred Shares or Conversion Shares held by such assignee to the extent that the Investor would have been permitted to effect such an assignment.

Section 9.6                                Counterparts.

This Agreement may be executed in one or more counterparts and by different parties in separate counterparts.  All such counterparts shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

Section 9.7                                Remedies; Waiver.

Subject to Section 7.7, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.  No failure on the part of any Party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.  Notwithstanding any other provision of this Agreement, it is understood and agreed that remedies at law would be inadequate in the case of any breach of the covenants contained in this Agreement.  The Company and the Investor shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants by the other Party.

Section 9.8                                Severability.

Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provisions in any other jurisdiction.  The Company and the Investor shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid, legal and enforceable provision, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provision.

Section 9.9                                Amendment; Waiver.

This Agreement may be amended only by agreement in writing of both parties.  No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 9.10                                Arbitration.

(a)           Submission of Disputes to Dispute Resolution Procedures.  Subject to Section 9.10(e), any dispute, controversy or claim (a “Dispute”) whether based on contract, tort, statute, fraud, misrepresentation or any other legal theory between the Company and the Investor (each a “Disputant” and collectively, the “Disputants”) arising from, relating to, or in connection with this Agreement, (including without limitation any question regarding its formation, existence, validity, termination, or the performance or breach thereof), any obligations hereunder or the relationship of the Disputants hereunder, shall be resolved in accordance with the procedures described in this Section 9.10.

(b)           Arbitration.  Any Dispute shall be referred to and finally resolved and settled by mandatory, international and binding arbitration administered by the American Arbitration Association (the “AAA”), in accordance with this Section and the AAA’s International Arbitration Rules of the International Centre for Dispute Resolution (the “Rules of Arbitration”) in effect on the date of this Agreement, which rules are deemed to be incorporated by reference into this Section and except as they may conflict with this Section, in which case the terms of this Section will control.  The Disputants may, by written agreement, modify the rules governing the arbitration of any Dispute.  Each Disputant is voluntarily agreeing to submit to arbitration.  Each Disputant hereby irrevocably waives its right to commence any proceedings in any court with respect to any matter subject to arbitration under this Agreement.  The arbitral tribunal shall consist of three arbitrators, all three of whom shall be lawyers (a) admitted to practice law in the state of New York at least five years prior to the commencement of arbitration proceedings and (b) members in good standing of the bar of the state of New York at the time of the commencement of arbitration proceedings.  Each Disputant shall nominate one arbitrator and deliver written notification of such nomination to the other Disputant and to the AAA within thirty days after delivery of a request for arbitration.  In the event a Disputant fails to nominate an arbitrator or deliver notification of such nomination to the other Disputant and to the AAA within this time period, upon request of either Disputant, such arbitrator shall instead be appointed by the AAA within thirty days of receiving such request in accordance with the Rules of Arbitration.  The two arbitrators appointed in accordance with the above provisions shall nominate the third arbitrator and notify the Disputants and the AAA in writing of such nomination within fifteen days of their appointment.  If the first two appointed arbitrators fail to nominate a third arbitrator or notify the Disputants and the AAA of that nomination within this time period, then, upon request of either Disputant, the third arbitrator shall be appointed by the AAA within fifteen days of receiving such request in accordance with the Rules of Arbitration.  The third arbitrator shall serve as Chairman of the arbitral tribunal.  The place of arbitration shall be New York, NY.  The language of the arbitration shall be English.  Any issues concerning the location of the arbitration, the extent to which any dispute is subject to arbitration, the applicability, interpretation, or enforceability of these procedures, including any contention that all or part of these procedures are invalid or unenforceable, and any discovery disputes, shall be resolved by the arbitral tribunal.  No potential arbitrator may serve on the tribunal unless he or she has agreed in writing to be bound by these procedures.  The decision of a majority of the arbitrators shall be final and binding on the Disputants and their respective successors and assigns.  The decision shall not be subject to appeal or judicial review.  The arbitral tribunal shall determine the proportions in which the Disputants shall pay the fees and expenses of the arbitral tribunal.  The Disputants hereby agree that, in addition to remedies provided by law,  the arbitral tribunal shall have the power to award equitable remedies (including, but not limited to, specific performance), but shall not have the power to award punitive or other exemplary damages.  The prevailing Disputant in any arbitration shall be awarded its reasonable attorneys’ fees and costs.

(c)           Arbitration Procedures.  In connection with the arbitration, the Disputants agree that there shall be discovery in accordance with the Federal Rules of Civil Procedure, except as modified in this paragraph.  Each Disputant will, upon the written request of the other Disputant, promptly provide the other with copies of all documents on which the producing Disputant may rely in support of or in opposition to any claim or defense and a report of any expert whom the producing party may call as a witness in the arbitration hearing.  At the request of a Disputant, and upon the showing of good cause, the arbitrators shall have the discretion to order production by the other Disputant or by a third party of other documents relevant to any claim or defense.  Each Disputant will be entitled to depose a maximum of ten witnesses, plus all experts designated to be witnesses at the arbitration.  The depositions shall be held within thirty (30) days of the making of a request and shall be limited to a maximum of six hours per deposition.  All objections are reserved for the arbitration hearing, except for objections based on privilege and proprietary or confidential information.  Additional depositions or deposition hours may be ordered by the arbitral tribunal upon a showing of good cause.  At the arbitration hearing, the Disputants shall be permitted to present live testimony and to call any witnesses regardless of such witnesses’ Disputant affiliation.

(d)           Confidentiality.  All aspects of an arbitration shall be treated as confidential and neither the Disputants nor the arbitrators may disclose the existence, content or results of the arbitration, except as necessary to comply with legal or regulatory requirements.  Before making any such disclosure, the disclosing party shall give written notice to all other parties and shall afford such parties a reasonable opportunity to protect their interests.  Nothing herein restricts the ability of a Disputant to disclose confidential information related to an arbitration to an expert retained for purposes of that arbitration, provided such expert is informed about the restrictions contained herein and agrees to abide by them.

(e)           Judicial Procedure.  A Disputant may seek conservatory or similar interim relief in aid of arbitration, including but not limited to a preliminary injunction or attachment in aid of the arbitration.  A request for such interim or conservatory relief by a Disputant to a court shall not be deemed a waiver of this agreement to arbitrate.  A Disputant also may seek a judgment upon or an order for enforcement of an arbitration award.  The Disputants hereto further agree that the sending by internationally recognized courier service with receipt acknowledged, of any process required with respect to any judicial proceeding commenced pursuant to this paragraph shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by Law.

 [the next page is the signature page]

IN WITNESS WHEREOF, the Company and the Investor have caused this Agreement to be executed by their respective offers thereunto duly authorized all as of the date first written above.

XINHUA FINANCE MEDIA LIMITED

By:	/s/ Andrew Chang
Name: Andrew Chang
Title: Chief Financial Officer

YUCAIPA GLOBAL PARTNERSHIP FUND L.P.

By:	YGOF GP Ltd., its General Partner

By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

[SIGNATURE PAGE TO YUCAIPA - XFM PREFERRED STOCK PURCHASE AGREEMENT]

EXHIBIT A
to
Series B Convertible Preferred Shares
Purchase Agreement

Defined Terms

“AAA” has the meaning set forth in Section 9.10(b).

“Action or Proceeding” means any suit, action, proceeding (including any compliance, enforcement or disciplinary proceeding), arbitration, formal or informal inquiry, inspection, investigation or formal order of investigation of complaint.

“Adjusted Outstanding Common Shares” means, as of any date, the number of Common Shares outstanding as of such date other than Common Shares issued after the date of this Agreement (unless such Common Shares constituted “New Securities” with respect to which the Investor (or its assignee) had the right to exercise pre-emptive rights pursuant to Section 5.7 of this Agreement.

“ADRs” means the American Depositary Receipts evidencing the ADS Shares.

“ADS Shares” means the American depository shares issued by the Depositary pursuant to the Deposit Agreement each of which shares represents two Class A Common Shares.

“Affiliate” means with respect to any Person, any other Person that directly or indirectly, though one or more intermediaries, controls, is controlled by, or under common control with, the first mentioned Person.  For purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by” and under “common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Fund” means any investment fund sponsored or managed by Yucaipa Companies LLC or an Affiliate.

“Articles of Association” means the Amended and Restated Articles of Association of the Company as currently in effect.

“Authorizing Resolution” has the meaning set forth in the recitals.

“Board” means the Board of Directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York or Hong Kong are authorized by law or executive order to close.

“Capital Shares” means any shares in the capital of the Company.

“Class A Common Shares” means the A Common Shares in the Company with a nominal value of $0.001 per share.

“Class B Common Shares” means the B Common Shares in the Company with a nominal value of $0.001 per share.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Shares” means, collectively, the Class A Common Shares and the Class B Common Shares.

“Common Shares Purchase Agreement” means the Share Purchase Agreement dated as of September 25, 2007 among the Company, the Investor and certain shareholders of the Company pursuant to which the Investor acquired certain A Common Shares.

“Company” has the meaning set forth in the preamble.

“Company Approvals” has the meaning set forth in Section 3.5(b).

“Company Contract” means any indenture, mortgage, deed of trust, lease, contract, agreement, instrument or other undertaking or legally binding arrangement (whether written or oral) to which the Company or any Subsidiary is a party or by the Company or any Subsidiary or any of their respective properties or assets is bound.

“Company Contractual Consents” has the meaning set forth in Section 3.5(c).

“Company Indemnified Persons” has the meaning set forth in Section 5.8(h)(ii)(1).

“Company Party” has the meaning set forth in Section 3.18.

“Competitor” means (i) any Person that is engaged in any business or organization in any jurisdiction in which the Company or any of its Subsidiaries sells products or provides services which, directly or indirectly, Competes (as hereinafter defined) with the Company or any of its Subsidiaries; and (ii) any Affiliates of a Person described in clause (i).  A business or organization shall be deemed to “Compete” with the Company or a Subsidiary of the Company if such business or organization competes in a significant manner with the business of the Company or any of its Subsidiaries as such business is conducted as of the date hereof or at any time while this Agreement is in effect.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of August 2, 2007 between the Company and the Investor.

“Contingent Obligation” shall mean as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument or arrangement (whether in writing or otherwise) to which such Person is a party or by which it or any of such Person's property is bound.

“Contractual Consent” applicable to a specified Person in respect of a specified matter means any consent required to be obtained by such Person from any other Person party to any Contractual Obligation to which such first Person is a party or by which it is bound in order for such matter to occur or exist without resulting in the occurrence of a default or event of default or termination, the creation of any lien, the triggering of any decrease in the rights of such first Person, any increase in the obligations of such first Person or any other consequence adverse to the interests of such first Person, under any provision of such Contractual Obligation.

“Contractual Obligation” means, as to any Person, any obligation arising out of any indenture, mortgage, deed of trust, contract, agreement, insurance policy, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound (including, without limitation, any debt security issued by such Person).

“Conversion Shares” means any Class A Common Shares issued upon conversion of any of the Shares or PIK Dividend Shares pursuant to Article 4 of the Authorizing Resolution.

“Convertible Securities” means any securities or obligations that are convertible into or exchangeable for Capital Shares.

“Damages” has the meaning set forth in Section 7.2.

“Deposit Agreement” means the Deposit Agreement among the Company, the Depositary and the holders from time to time of the ADRs.

“Depositary” means The Bank of New York, as the depositary under the Deposit Agreement.

“Designated Offshore Securities Market” means a Designated Offshore Securities Market as defined in Section 230.902(b) of Regulation S of the Securities Act.

“Disclosure Schedule” means the schedule dated the date hereof delivered by the Company to the Investor, which schedule relates to this Agreement and is designated therein as the Disclosure Schedule of the Company for the purposes hereof.

“Disputant” has the meaning set forth in Section 9.10(a).

“Dispute” has the meaning set forth in Section 9.10(a).

“Elected New Securities” has the meaning set forth in Section 5.9(b).

“Employee Share Options” means any share options granted pursuant to the Share Option and Share Grant Plan.

“Enforceability Exceptions” has the meaning set forth in Section 3.3(b).

“Entity” means any corporation, partnership, limited liability company, joint venture, association, partnership, business trust or other entity.

“Equity Securities” means the A Common Shares, and any other Capital Shares (including the Series B Preferred Shares and the B Common Shares), equity interest or other ownership interest or profit participation or similar right with respect to the Company, including, without limitation, limited liability company membership interests, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Expense Reimbursement” has the meaning set forth in Section 8.2(b).

“Financial Statements” has the meaning set forth in Section 3.6(b).

“GAAP” has the meaning set forth in Section 3.6(b)

“Governmental Authority” means any government or political subdivision or department thereof, any governmental or regulatory body, commission, board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, in each case whether federal, state, local, foreign or supranational, as well as any applicable self regulatory body.

“Holder Indemnified Persons” has the meaning set forth in Section 5.8(h)(i)(1).

"Hong Kong" means the Special Administrative Region of Hong Kong.

"Indebtedness" shall mean as to any Person (a) all obligations of such Person for borrowed money (including without limitation, reimbursement and all other obligations with respect to surety bonds, unfunded credit commitments, letters of credit and bankers’ acceptances, whether or not matured), (b) all indebtedness, obligations or liability of such Person (whether or not evidenced by notes, bonds, debentures or similar instruments) whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several, that should be classified as liabilities in accordance with GAAP, including without limitation, any items so classified on a balance sheet and any reimbursement obligations in respect of letters of credit or obligations in respect of bankers acceptances, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (d) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases, (g) all indebtedness secured by any Lien (other than Liens in favor of lessors under leases) on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, and (h) any Contingent Obligation of such Person incurred in respect of any Indebtedness referred to in (a) to (g) above.

“Indemnitee” has the meaning set forth in Section 5.8(h)(iii).

“Indemnitor” has the meaning set forth in Section 5.8(h)(iii).

“Intellectual Property” has the meaning set forth in Section 3.11.

“Investor” has the meaning set forth in the Preamble.

“Investor Common Shares” means (a) any A Common Shares purchased by the Investor pursuant to the Common Shares Purchase Agreement and any A Common Shares issued or issuable upon conversion of (i) any Series B Preferred Shares purchased by the Investor pursuant to this Agreement or (ii) any PIK Dividend Shares issued to the Investor (or any permitted transferee hereunder) and (b) any A Common Shares of the Company which the Investor (or any permitted transferee hereunder) shall be entitled to receive, or shall have received, in connection with any share splits, share dividends or similar events with respect to the Company’s A Common Shares.

“Investor Indemnified Party” has the meaning set forth in Section 7.2.

“Issuance Notice” has the meaning set forth in Section 5.9(a).

“Law” means any judgment, order (whether temporary, preliminary or permanent), writ, injunction, decree, statute, rule, regulation, notice, law or ordinance and shall also include any regulations of any applicable self regulatory organizations.

“License” means any license, franchise, permit, privilege, immunity, approval or other authorization required to be obtained under any applicable Law from any applicable Governmental Authority.

“Liens” means security interests, liens, claims, pledges, mortgages, options, rights of first refusal, agreements, limitations on voting rights, charges, easements, servitudes, encumbrances and other restrictions of any nature whatsoever.

“Losses” has the meaning set forth in Section 5.8(h)(i)(1).

“Material Adverse Effect” means a material adverse effect on (i) the ability of the Company to consummate any of the Transactions or to perform any of its obligations under any of the Transaction Documents or (ii) the businesses, assets (including licenses, franchises and other intangible assets), liabilities, financial condition or operating income of the Company and its Subsidiaries, taken as a whole, except (a) effects or changes (including general economic and political conditions) that do not have a materially disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries and generally affect the industry in which the Company and its Subsidiaries operate; (b) effects or changes relating to loss of employees, suppliers, vendors, agents, customers or other business partners resulting primarily from the announcement or pendency of the transactions contemplated by this Agreement; (c) effects or changes to the extent attributable to changes in PRC Law after the date of this Agreement and (d) any change or effect that results from any action taken by the Company at the request of the Investor or as required by the terms of this Agreement or the other Transaction Documents.

“Memorandum of Association” means the Amended and Restated Memorandum of Association of the Company as currently in effect.

“Net Purchase Price” has the meaning set forth in Section 2.1.

“New Securities” has the meaning set forth in Section 5.7(a).

“OFAC” means the Office of Foreign Assets Control of the US Department of the Treasury.

“Organizational Document” means, with respect to any Entity. any certificate or articles of incorporation, memorandum or articles of association, by-laws, partnership agreement, limited liability agreement, operating agreement, trust agreement or other agreement, instrument or document governing the affairs of such Entity.

“Parity Registrable Securities” means (a) any “Registrable Securities” as defined in the Patriarch Investor Rights Agreement and (b) any A Common Shares into which any Permitted Parity Preferred Shares are convertible, to the extent that registration rights are granted to the holders of such shares in connection with the issuance of such Permitted Parity Preferred Shares.

“Patriarch” means Patriarch Partners Media Holdings, LLC.

“Patriarch Investor Rights Agreement” means the Investor Rights Agreement dated as of March 16, 2006 among the Company, Xinhua Finance Limited and Patriarch.

“Permitted Parity Preferred Shares” means any preferred shares of the Company that constitute “Parity Shares” issued in compliance with Section 5.2(c) of the Authorizing Resolution.

“Person” means any individual, Entity, unincorporated association or Governmental Authority.

“PIK Dividend Shares” means any Series B Preferred Shares issued as payment-in-kind dividends on the outstanding Shares or PIK Dividend Shares pursuant to Article 3 of the Authorizing Resolution.

“Potential Material Event” means either (a) the possession by the Company of material information not ripe for disclosure in a registration statement, or (b) any material engagement or activity by the Company which would be adversely affected by disclosure in a registration statement at such time, in each case, which shall be evidenced by a written good faith determination by the Board of Directors that both disclosure of such information, engagement or activity in a registration statement would be detrimental to the business and affairs of the Company, and a registration statement would be materially misleading absent the inclusion of such information, engagement or activity.

“PRC” means the People’s Republic of China, but for purpose of this Agreement, does not include Taiwan and the Special Administrative Regions of Hong Kong and Macau.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus and all material incorporated by reference in such prospectus.

“Purchase Price” has the meaning set forth in Section 2.1.

“Recent Balance Sheet” means the consolidated balance sheet of the Company and its consolidated subsidiaries as of September 30, 2007 included in the Financial Statements.

“Registrable Securities” means any Investor Common Shares; provided, however, that Registrable Securities shall cease to be Registrable Securities upon the earlier of (i) when, with respect to any Registrable Securities Holder, in the reasonable opinion of counsel to the Company, all Registrable Securities proposed to be sold by such Registrable Securities Holder may then be sold pursuant to Rule 144 without any volume limitations, which counsel shall be reasonably satisfactory to such Registrable Securities Holder and (ii) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement, provided further, that “Registrable Securities” shall exclude in all cases any Registrable Securities Transferred by a Registrable Securities Holder or any other Person other than an assignment pursuant to Section 9.5.

“Registrable Securities Holder” means any Person who holds Registrable Securities who (i) is the Investor or (ii) is a Person to whom registration rights under Section 5.8 have been assigned pursuant to Section 9.5.  For the purposes of this Agreement, any holder of Series B Preferred Shares shall be deemed to be the holder of any Registrable Securities issuable upon conversion of such Series B Preferred Shares.

“Registration Expenses” means all expenses incurred by the Company in connection with the Shelf Registration Statement filed pursuant to Section 5.8, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration and the reasonable fees and disbursements of a single special legal counsel to represent the Selling Holders in connection with any offering thereunder.  Registration Expenses do not include compensation of regular employees of the Company which shall be paid in any event by the Company, underwriting discounts and commissions and share transfer taxes.

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Registration Rights Agreement” means a Registration Rights Agreement dated as of the Closing Date between the Company and the Investor substantially in the form attached hereto as Exhibit D hereto.

“Related Person” means, with respect to any Person, (a) any holder or beneficial owner (directly or indirectly) of equity securities, or rights to acquire equity securities, representing 5% or more of the voting equity securities of such Person (a “5% Shareholder”); (b) any Affiliate of such specified Person or of any such 5% Shareholder thereof; (c) any Person that serves as a director, officer, partner, employee, executor or trustee (or in similar capacity) of such Person or of any 5% Shareholder thereof, or any of their respective Affiliates; (d) any Person with respect to which such specified Person serves as a general partner, managing member, manager or trustee (or in a similar capacity); and (e) any relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any Related Person described in clauses (a), (b), (c) or (d) of this definition.

“Rule 144” means Rule 144 promulgated under the Securities Act, as such rule shall be in effect from time to time.

“Rules of Arbitration” has the meaning set forth in Section 9.10(b).

“Sanctioned Entity” shall mean (i) the government of or an agency of the government of, (ii) an organization directly or indirectly controlled by, or (iii) a person resident in a country that is subject to a sanctions program identified on the list maintained by OFAC and available at http://www.ustreas.gov/offices/enforcement/ofac/programs/, or as otherwise published from time to time as such program may be applicable to such agency, organization or person.

“Sanctioned Person” shall mean a person named on the list of Specially Designated Nationals or Blocked Persons maintained by OFAC available at http://www.treas.gov/offices/enforcement/ofac/sdn/index.html, or as otherwise published from time to time.

“SEC” means the United States Securities and Exchange Commission and includes any Governmental Authority succeeding to the functions thereof.

“SEC Reports” has the meaning set forth in Section 3.6(a)

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Selling Expenses” means, in respect of an offering pursuant to the Shelf Registration Statement filed pursuant to Section 5.8, all underwriting discounts, selling commissions and share transfer taxes applicable to the Registrable Securities and/or Parity Registrable Securities registered by the applicable Selling Holders.

“Selling Holders” means, in respect of an offering pursuant to the Shelf Registration Statement filed pursuant to Section 5.8, Registrable Securities Holders and/or Parity Registrable Securities Holders selling Registrable Securities and/or Parity Registrable Securities pursuant to such Shelf Registration Statement.

“Shareholders Agreement” means the Shareholders Agreement dated as of the Closing Date among the Company, the Investor and XFL substantially in the form attached hereto as Exhibit E hereto.

“Share Option and Share Grant Plan” means the Company’s Share Option and Share Grant Plan.

“Share Purchase Rights” means any options, warrants, awards or other rights exercisable for the purchase or acquisition of Capital Shares or Convertible Securities.

“Shares” has the meaning set forth in the Preamble.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the SEC on Form F-3 (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC).

“Shelf Suspension” has the meaning set forth in Section 5.8(c)(1).

“Subsidiary” means any Entity of which the Company (either alone or through or together with one or more other Subsidiaries) (x) owns, directly or indirectly, more than 50% of the shares or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Entity, (y) is a general partner, managing member, trustee or other Person performing similar functions or (z) has control (as defined in Rule 405 under the Securities Act).

“Surviving Representations” has the meaning set forth in Section 7.1.

“Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including any tax imposed under Subtitle A of the Code and any net income, alternative or add-on minimum tax, gross income, gross receipts, sale, bulk sales, use, real property, personal property, ad valorem, value added, transfer, franchise, profits, license, withholding tax on amounts paid, withholding, payroll, employment, excise severance, stamp, capital shares, occupation, property, environmental or windfall profits tax, premium, custom, duty or other tax or assessment), together with any interest, penalty, addition to tax or additional amount thereto, imposed by any Governmental Authority.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition of any Tax.

“Transaction Documents” means this Agreement, the Authorizing Resolution, the Registration Rights Agreement and the Shareholders Agreement.

“Transfer” of a security means any sale, assignment, transfer, exchange, pledge, grant of security interest in, hypothecation, encumbrance or other disposition or conveyance of any interest in such security.

“Transactions” means the purchase and sale of the Shares and the other transactions contemplated by the Transaction Documents.

“Upset Date” has the meaning set forth in Section 9.1(e).

"USD", "Dollars" or "US$" means the lawful currency of the United States of America.

“Violation” has the meaning set forth in Section 5.8(h)(i)(1).

“XFL” means Xinhua Finance Limited, a company organized under the laws of the Cayman Islands, or any successor.

EXHIBIT B
to
Series B Convertible Preferred Shares
Purchase Agreement

Resolution of the Board of Directors of Xinhua Finance Media Limited

Designating the Rights and Restrictions of

the Series B Preferred Shares

WHEREAS, Article 12 of the Amended and Restated Articles of Association of Xinhua Finance Media Limited, a Cayman Islands exempted company with limited liability (the “Company”), empowers this Board to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series to the extent permitted by law; and

WHEREAS, this Board has determined that it is in the best interests of the Company to create a new series of convertible preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights thereof, and the qualifications, limitations and restrictions thereof, as set forth below.

NOW, THEREFORE, BE IT RESOLVED, that there is hereby established out of the authorized and unissued share capital of the Company a series of convertible preferred shares designated as “Series B Convertible Preferred Shares” (the “Series B Preferred Shares”).  The authorized number of Series B Preferred Shares and the preferences, limitations and relative rights and other matters pertaining to Series B Preferred Shares are described below.

ARTICLE 1
DEFINITIONS

1.1	Terms Defined in the Articles.

Capitalized terms used but not otherwise defined herein that are defined in the Amended and Restated Articles of Association of the Company (the “Articles”) are used herein with the meanings set forth therein.

1.2	Other Defined Terms.

Capitalized terms that are defined in Schedule 1 hereto are used herein with the meanings set forth therein.

ARTICLE 2
NUMBER AND STATED VALUE OF SHARES

2.1	Authorized Number of Shares.

The Series B Preferred Shares shall initially consist of Three Hundred Thousand (300,000) preferred shares.  Prior to the issuance of additional Series B Preferred Shares as PIK Dividends pursuant to Section 3.3 below, the Board of Directors shall authorize a sufficient number of additional Series B Preferred Shares for such purpose.

2.2	Stated Value.

Each Series B Preferred Share shall have a stated value (“Stated Value”) of US$100.00, which amount shall be proportionately adjusted in the event of any share split, reverse share split or other subdivision or combination of the outstanding Series B Preferred Shares.

ARTICLE 3
DIVIDENDS

3.1	Accrual of Dividends.

Preferred dividends (“Dividends”) shall accrue during each fiscal quarter of the Company on each Series B Preferred Share outstanding during such quarter at a rate equal to the higher of (i) eight percent (8%) per annum of the Stated Value of such Series B Preferred Share and (ii) to the extent that any dividends were declared during such fiscal quarter on the Common Shares, the aggregate amount of such dividends that would have been declared on the number of Conversion Shares into which such Series B Preferred Share would have been converted if such Series B Preferred Share had been fully converted into Conversion Shares pursuant to Article 4 below on the date of declaration of such dividends, determined without taking into consideration the limitations on convertibility set forth in Section 4.1 or the limitation on the issuance of fractional shares set forth in Section 4.3 (a “Common Equivalent Dividend Amount”).  In the event that any Series B Preferred Shares were outstanding during only a portion of any such quarter, the amount of Dividends accrued during such quarter on such Series B Preferred Shares shall be pro rated to reflect the number of days during such quarter when such Series B Preferred Shares were outstanding.  Accrued Dividends shall be paid in the manner provided in Section 3.3 below.  All Dividends will be cumulative.

3.2	Record Date.

The Board may fix a record date for the determination of holders of the Series B Preferred Shares entitled to receive payment of any Dividends, which record date shall not be more than sixty (60) days nor less than ten (10) days prior to the date on which any such Dividend is paid.

3.3	Form of Payment.

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Dividends may be paid, at the option of the Company (i) in cash, in United States Dollars, or (ii) through the issuance to the holders of the outstanding Series B Preferred Shares of additional fully paid and nonassessable Series B Preferred Shares with an aggregate Stated Value equal to the Dividend to be paid with respect to each such Series B Preferred Share (a “PIK Dividend”) with no right for a holder of Series B Preferred Shares to elect to receive cash instead; provided that for any quarter with respect to which the amount of the accrued Dividend is based on the Common Equivalent Dividend Amount, such Dividend may be paid only in United States Dollars.

3.4	Ranking.

(a)
The Series B Preferred Shares shall, with respect to dividend rights and  rights on other distributions and rights upon any liquidation or dissolution of the Company, rank (x) pari passu with any applicable Parity Shares that are outstanding from time to time and (y) senior to the Common Shares and any other Junior Shares that are outstanding from time to time.

(b)
If all accrued Dividends on the Series B Preferred Shares and all accrued dividends on any Parity Shares are not paid in full, or declared in full and funds set apart for the payment thereof, any Dividends declared or paid on the Series B Preferred Shares and any dividends declared or paid on any applicable Parity Shares shall be paid or declared pro rata so that in all cases the amount of Dividends paid or declared on the Series B Preferred Shares and the amount of dividends paid or declared on such Parity Shares shall bear to each other the same ratio as the amount of accrued but unpaid Dividends on the Series B Preferred Shares and the amount of accrued but unpaid dividends on such Parity Shares bear to each other.

(c)
Unless all Dividends accrued on the Series B Preferred Shares have been paid in full, or declared in full and funds set apart for the payment thereof, no dividends may be paid on, or funds set apart for the payment of any dividends on, any Junior Shares unless the Majority Holders otherwise consent in writing.

ARTICLE 4
CONVERSION

4.1	Right to Convert.

At any time and from time to time after the earlier of either (i) [insert date that is one year after the anticipated Closing Date] or (ii) the occurrence of any Realization Event, without the payment of additional consideration thereof, any holder of Series B Preferred Shares shall have the right, at its option, to convert, all or any portion of the Series B Preferred Shares held by it into A Common Shares (“Conversion Shares”) at the then applicable conversion rate (the “Conversion Rate”).  For purposes hereof, the Conversion Rate at any time shall be determined by dividing an amount (the “Conversion Base Amount”) equal to the sum of (x) the Stated Value per share plus (y) the amount of any accrued Dividends per share then remaining unpaid on each Series B Preferred Share being converted by the then applicable Conversion Price per share.  The “Conversion Price” shall initially be

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equal to the US$3.00 per share, but shall be subject to adjustment from time to time as provided herein.

4.2	Mechanism of Conversion.

(a)
Conversion shall be effected by the redemption of the Series B Preferred Shares being converted for an amount per share equal to the applicable Conversion Base Amount and the issuance in exchange therefor of the applicable Conversion Shares at a price per share equal to the then applicable Conversion Price.  In order to exercise its conversion right, the holder of the Series B Preferred Shares to be converted shall surrender the certificate or certificates representing such shares to the Company, with a notice of election to convert, duly completed and signed, at the principal office of the Company.  Unless the Conversion Shares issuable upon conversion are to be issued in the same name as the name in which the Series B Preferred Shares are registered, each share certificate surrendered for conversion shall be accompanied by instruments of transfer duly executed by the holder or his duly authorized attorney.

(b)
As promptly as practicable after the surrender by a holder of the certificate or certificates representing the Series B Preferred Shares to be converted (together with a duly completed and signed notice of election to convert) and in any event within ten (10) business days after such surrender, the Company shall issue and deliver to the Person for whose account such certificate was surrendered, or to its nominee or nominees, a certificate or certificates for the number of Conversion Shares or other securities issuable upon the conversion of those shares and any fractional interest in respect of Conversion Shares or other securities arising upon the conversion shall be settled as provided below.

(c)
Conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the holder delivers the certificates for the Series B Preferred Shares and the notice of election to convert to the Company, and the Person or Persons in whose name or names any Conversion Shares or other securities issuable upon such conversion shall be entered in the Register of Members as the holder or holders of record of such Conversion Shares or other securities at such time on such date and such conversion shall be at the Conversion Price in effect at such time, unless the Register of Members shall be closed on such date, in which event such Person or Persons shall be entered in the Register of Members as the holder or holders of record of such Conversion Shares or other securities at the close of business on the next succeeding day on which such Register of Members is open, and such conversion shall be at the Conversion Price in effect on the date such Register of Members is open.  All Conversion Shares issuable upon conversion of the Series B Preferred Shares will upon issuance be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.  Upon any such conversion of the Series B Preferred Shares, such shares shall no longer be deemed to be outstanding and all rights of a holder with respect to such shares shall immediately terminate upon the issuance of such Conversion Shares.

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4.3	No Fractional Shares.

No fractional shares or securities representing fractional A Common Shares shall be issued upon conversion of the Series B Preferred Shares.  Any fractional interest in A Common Shares resulting from conversion of the Series B Preferred Shares shall be paid in cash (computed to the nearest cent) equal to such fraction multiplied by the Fair Market Value of one A Common Share determined pursuant to Section 9.4.  If more than one certificate representing Series B Preferred Shares shall be surrendered for conversion at one time by the same holder, the number of full A Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of the Series B Preferred Shares represented by the certificates so surrendered that are to be converted.

4.4	Adjustment of Conversion Price.

The Conversion Price shall be subject to adjustment as follows if any of the events listed below occur prior to the conversion of any Series B Preferred Shares being converted pursuant to Section 4.1.

(a)
In case the Company shall (i) subject to Section 3.4(c) above pay a dividend or make a distribution on its Common Shares in Common Shares, (ii) subdivide or reclassify its outstanding Common Shares into a greater number of shares, or (iii) consolidate or reclassify its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such event shall be adjusted so that the holder of the Series B Preferred Shares thereafter converted shall be entitled to receive the number of A Common Shares of the Company which it would have owned or have been entitled to receive after the happening of such event had the Series B Preferred Shares been converted immediately prior to the happening of such event.  An adjustment made pursuant to this paragraph shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective on the effective date in the case of subdivision, combination or reclassification.  If any dividend or distribution is not paid or made, the Conversion Price then in effect shall be appropriately readjusted.

(b)
In case the Company shall (i) issue Common Shares, (ii) issue rights, options or warrants to subscribe for or purchase Common Shares, or (iii) issue or sell other rights for Common Shares or securities (including issuances of Series B Preferred Shares, other than in Exempt Issuances) convertible or exchangeable into Common Shares (any of the issuances in clauses (i), (ii) or (iii), hereinafter “New Securities”), for a consideration per share less than the then effective Conversion Price on the date the Company issues or sells such New Securities, then in each such case the Conversion Price in effect immediately prior to the issuance of such New Securities shall be reduced, concurrently with the issue of such New Securities, to the price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1 x	(A + B)
(A + C)

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For purposes of the foregoing formula, the following definitions shall apply: (1) CP2 shall mean the Conversion Price in effect immediately after such issue of New Securities; (2) CP1 shall mean the Conversion Price in effect immediately prior to such issue of New Securities; (3) “A” shall mean the number of Common Shares outstanding (on a fully-diluted basis) immediately prior to such issue of New Securities; (4) “B” shall mean the number of Common Shares (on a fully-diluted basis) that would have been issued if such New Securities had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) “C” shall mean the number of such New Securities (on a fully-diluted basis) issued in such transaction.

The adjustment provided for in this Section 4.4(b) shall be made successively whenever any New Securities are issued (provided that no further adjustments in the Conversion Price shall be made upon the subsequent exercise, conversion or exchange, as applicable, of such New Securities pursuant to the original terms of any such New Securities that are convertible into, exchangeable for or exercisable for the purchase of Common Shares) and shall become effective immediately, except as provided in Section 4.4(f) below, after such issuance.  If any or all of such New Securities that are convertible into, exchangeable for or exercisable for the purchase of Common Shares expire or terminate without having been exercised, converted or exchanged, the Conversion Price then in effect shall be appropriately readjusted to the Conversion Price in effect immediately prior to the issuance of such New Securities, subject, however, to such other adjustments as may have been made or that would have otherwise been made under this Section 4.4(b) since the issuance of such New Securities.

(c)
In case the Company shall distribute to all holders of its Common Shares any share capital of the Company (other than Common Shares) or evidences of Indebtedness or cash or other assets (excluding regular cash dividends or distributions paid from retained earnings of the Company and dividends or distributions referred to in Section 4.4(a) above) or rights, options or warrants to subscribe for or purchase any of its securities (excluding those referred to in Section 4.4(b) above) then, in each such case, the Conversion Price shall be adjusted so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the date of the distribution by a fraction, the numerator of which shall be the Conversion Price in effect immediately prior to the date of the distribution less the then Fair Market Value (as determined pursuant to Section 9.4) of the portion of the share capital, cash or assets or evidences of Indebtedness so distributed, or of the subscription rights, options or warrants so distributed or of such convertible or exchangeable securities, with respect to one A Common Share, and the denominator of which shall be the Conversion Price in effect immediately prior to the date of the distribution.  Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactive to the record date for the determination of shareholders entitled to receive such distribution.  If any such distribution is not made or if any or all of such rights, options or warrants expire or terminate without having been exercised, the Conversion Price then in effect shall be appropriately readjusted.

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(d)
Notwithstanding the foregoing, the provisions of this Section 4.4 shall not apply to the issuance of any of the following (“Exempt Issuances”): (1) A Common Shares issued upon conversion of Series B Preferred Shares; (2) Common Shares issued upon conversion or exchange of New Securities where the Conversion Price had been adjusted concurrently with the issue of such New Securities in accordance with the provisions of this Section 4.4; (3) Series B Preferred Shares issued as PIK Dividends or in connection with a subdivision or consolidation of outstanding Series B Preferred Shares; (4) Parity Shares issued with the consent of the Majority Holders pursuant to Section 5.2(c); (5) A Common Shares issued upon conversion of Parity Shares; (6) Parity Shares issued as payment-in-kind dividends or in connection with a subdivision or consolidation of any class or series of Parity Shares; (7) Equity Incentive Awards (and any A Common Shares issued pursuant to the exercise of any such Employee Incentive Awards) the issuance of which has been approved by the Board; and (8) A Common Shares issued as Permitted Acquisition Consideration.

(e)
In the event any securities of the Company (other than Series B Preferred Shares) (collectively, the “Subject Securities”), are amended or otherwise modified by operation of their terms or otherwise (including, without limitation, by operation of such Subject Securities’ anti-dilution provisions) in any manner whatsoever that results in (i) the reduction of the exercise, conversion or exchange price of such Subject Securities payable upon the exercise for, or conversion or exchange into, Common Shares or other securities exercisable for, or convertible or exchangeable into, Common Shares and/or (ii) such Subject Securities becoming exercisable for, or convertible or exchangeable into (A) more shares or a greater amount of Subject Securities which are, in turn exercisable for, or convertible or exchangeable into, Common Shares, or (B) more Common Shares, then such amendment or modification shall be treated for purposes of Section 4.4(b) above as if the Subject Securities which have been amended or modified have been terminated and New Securities have been issued with the amended or modified terms, the Company shall make all necessary adjustments (including successive adjustments if required) to the Conversion Price in accordance with Section 4.4(b) above.  On the expiration or termination of any such amended or modified Subject Securities for which adjustment has been made pursuant to the operation of the provisions of this Section 4.4(e) or Section 4.4(b) above, without such Subject Securities having been exercised, converted or exchanged in full pursuant to their terms, the Conversion Price shall be appropriately readjusted to reverse such previous adjustment.

(f)
No adjustment in the Conversion Price shall be required unless such adjustment would require a change equal to at least one percent (1%) in the Conversion Price; provided, however, that any adjustments which by reason of this Section 4.4(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and provided, further, that adjustment shall be required and made in accordance with the provisions of this Section 4.4 (other than this Section 4.4(f)) at the time of any conversion of any Series B Preferred Shares pursuant to Section 4.4(a) above.  All calculations shall be made to the nearest cent or to the nearest one hundredth of a share.

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(g)
Whenever the Conversion Price or the Conversion Rate is adjusted as herein provided, the Company shall promptly prepare a notice of the adjustment setting forth the relevant Conversion Price or the relevant Conversion Rate that is being adjusted and the date on which the adjustment becomes effective and shall mail the notice of such adjustment (together with a copy of an officer’s certificate setting forth the facts requiring such adjustment) to each holder of Series B Preferred Shares at such holder’s last address as shown on the Register of Members.

4.5	Notice of Certain Events.

In case at any time prior to the conversion or redemption of all outstanding Series B Preferred Shares:

(a)	the Company shall authorize the granting to all the holders of Common Shares of rights to subscribe for or purchase any shares of any class or of any other rights; or

(b)	there shall be any reclassification of the Common Shares of the Company other than a subdivision or combination of its outstanding Common Shares; or

(c)	there shall be any capital reorganization by the Company; or

(d)	there shall be a consolidation or merger involving the Company or sale of all or substantially all of the Company’s property and assets; or

(e)	there shall be a voluntary or involuntary dissolution, liquidation or winding up by the Company or dividend or distribution to holders of A Common Shares; or

(f)	any other event which would cause an adjustment in the Conversion Price or Conversion Rate shall occur;

then in any one or more of said cases, the Company shall cause to be delivered to the holders of the Series B Preferred Shares, at the earliest practicable time (and, in any event, not less than fifteen (15) days before any record date or the date set for definitive action, provided that if the relevant transaction has not been publicly announced at such time the Company may first require that each such holder execute a confidentiality agreement in customary form), notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or such reorganization, sale, consolidation, merger, dissolution, liquidation or winding up or other transaction shall take place, as the case may be.  Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the kind and amount of the shares and other securities and property deliverable upon conversion of the Series B Preferred Shares, as well as a comparison of what (if anything) the holders of Series B Preferred Shares would be entitled to receive in connection with such action if such holders elect not to convert their Series B Preferred Shares.  Such notice shall also specify the date, if known, as

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of which the holders of record of the Common Shares shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Shares for securities or other property (including cash) deliverable upon such reorganization, sale, consolidation, merger, dissolution, liquidation or winding up or other transaction, as the case may be, and the right of the holders of Series B Preferred Shares to convert their Series B Preferred Shares into A Common Shares as of such date.

4.6	Reservation of A Common Shares.

(a)
The Company shall at all times reserve and keep available, out of the aggregate of its authorized but unissued A Common Shares, for the purpose of effecting conversions of the Series B Preferred Shares, the full number of A Common Shares issuable upon the conversion of all outstanding Series B Preferred Shares not theretofore converted including, for purposes of this paragraph, the number of A Common Shares which shall be issuable upon conversion of all of the outstanding Series B Preferred Shares which shall be computed as if, at the time of computation, all of the outstanding shares were held by a single holder.  The Company shall from time to time, subject to the Law, the Articles and the Memorandum of Association of the Company, increase the authorized amount of its A Common Shares if at any time the number of A Common Shares remaining unissued shall not be sufficient to permit the conversion of all the then outstanding Series B Preferred Shares.

(b)
Notwithstanding any other provision of this authorizing resolution to the contrary, the Conversion Price shall at all times be equal to or greater than the then par value of the A Common Shares issuable upon conversion of each Series B Preferred Share.  Before taking any action which would cause an adjustment reducing the Conversion Price below such par value, the Company shall use its best efforts to reduce the par value of the A Common Shares so that such adjustment can be given effect.

4.7	Taxes.

Except where registration is requested in a name other than the name of the registered holder, the Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of A Common Shares on conversion of the Series B Preferred Shares pursuant hereto.

4.8	Merger, Consolidation, Etc.

In case of any reclassification or change of outstanding A Common Shares (other than a change in par value, or as a result of a subdivision or combination), or in case of any consolidation of the Company with, or merger of the Company with or into, any other entity that results in a reclassification, change, conversion, exchange or cancellation of the outstanding A Common Shares or any sale or transfer of all or substantially all of the assets of the Company, each holder of the Series B Preferred Shares then outstanding shall have the right thereafter to convert the Series B

9

Preferred Shares held by such holder into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon such reclassification, change, consolidation, merger, sale or transfer if immediately prior to the reclassification, change, consolidation, merger, sale or transfer such holder had held the A Common Shares then issuable upon conversion of such Series B Preferred Shares.

4.9	Protection of Conversion Rights.

The Company will not through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Article 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Shares against impairment.

4.10	Cancellation of Converted Shares.

Upon any conversion of the Series B Preferred Shares, the shares so converted shall be cancelled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to diminish the authorized number of Series B Preferred Shares accordingly.

ARTICLE 5
VOTING RIGHTS

5.1	Voting.

The issued and outstanding Series B Preferred Shares shall be voted at any annual or extraordinary general meeting of the Company upon the following basis:  the holders of any Series B Preferred Shares shall be entitled to the number of votes equal to the number of A Common Shares into which such Series B Preferred Shares could be converted (determined without giving effect to the limitations on convertibility set forth in Section 4.1) at the record date for determination of the Members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class.

5.2	Matters Requiring Approval.

None of the following actions involving the Company or any Subsidiary shall be valid unless approved in advance by the holders of Series B Shares and/or Parity Shares constituting a majority of the total number of Series B Shares and Parity Shares (except for the matters set forth in clauses (b), (c) and (f), which shall only require the prior approval of the Majority Holders):

(a)	Any material change in the scope of the businesses carried on by the Company and its Subsidiaries;

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(b)	Any amendment to the Articles or the Memorandum of Association of the Company that adversely affects the holders of the Series B Preferred Shares;

(c)	The authorization or issuance of any Parity Shares or any class or series of shares with powers, rights, preferences or privileges that are senior to the Series B Preferred Shares;

(d)	Any Substantial Asset Sale;

(e)
The Company or any of its Subsidiaries entering into, modifying or terminating any Related-Party Transaction (1) other than on commercially reasonable arm’s length terms or (2) where the transaction value exceeds US$5,000,000, in either case unless such action is approved by a committee of the Board of Directors comprised of at least three “independent” directors (within the meaning of the NASDAQ Marketplace Rules, regardless of whether or not the Company then has a class of shares listed for trading on a NASDAQ market);

(f)	Any redemption or purchase (by the Company or any of its Subsidiaries) of Parity Shares other than a Permitted Parity Share Redemption; or

(g)	Any redemption or purchase (by the Company or any of its Subsidiaries) of Junior Shares other than a Permitted Common Repurchase.

ARTICLE 6
REDEMPTION

6.1	Redemption Notice.

The Company shall deliver to the holders of the outstanding Series B Preferred Shares a written notice (a “Realization Event Notice”) at least twenty (20) days prior to the effective date of any Realization Event.  If so requested in writing by the Majority Holders within five (5) days following the giving of any such Realization Event Notice, the Company shall deliver to each holder of outstanding Series B Preferred Shares a written notice (a “Redemption Notice”) offering to redeem all Series B Preferred Shares held by such holder upon the occurrence of such Realization Event at the Redemption Price per share specified in Section 6.2.  Any such holder may accept such offer by delivering to the Company within ten (10) days after the giving of such Redemption Notice a written notice of acceptance in the form reasonably prescribed by the Company for such purpose (an “Acceptance Notice”, with any Series B Preferred Shares with respect to which a valid Acceptance Notice has been given being sometimes referred to herein as “Redeemable Shares”).

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6.2	Redemption Price.

The redemption price (the “Redemption Price”) to be paid by the Company for each Redeemable Share shall be equal to the greater of (x) the sum of (i) the Stated Value and (ii) the amount of any accrued Dividends per share remaining unpaid on each Redeemable Share as of the Redemption Date and (y) the Common Equivalent Value of each Redeemable Share as of the Redemption Date.

6.3	Redemption Procedure.

On the effective date of the applicable Realization Event, or on such other date as may be agreed to by the Company and the holders of a majority of the Redeemable Shares (in either case, the “Redemption Date”), subject to the Law and any other applicable laws, the Company shall redeem each of the Redeemable Shares by payment to the holders of the Redemption Price therefor in immediately available funds, subject to surrender to the Company of the certificate(s) representing such Redeemable Shares.

6.4	Termination of Rights.

On and after the Redemption Date, all rights of any holder of Redeemable Shares shall cease and terminate, and such Redeemable Shares shall no longer be deemed to be outstanding, whether or not the certificates evidencing such shares have been received by the Company; provided, however, that, if the Company defaults in the payment of the Redemption Price for any such Redeemable Shares for any reason, including without limitation the lack of funds for redemption, the rights of the holders of such Redeemable Shares shall continue until the Company cures such default.

ARTICLE 7
LIQUIDATION, DISSOLUTION OR WINDING UP

7.1	Ranking.

Upon the occurrence of any liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be distributed as follows:

Subject to the Law and any other applicable laws, the holders of the Series B Preferred Shares shall be entitled to be paid the Liquidation Preference, pro rata, in respect of each Series B Preferred Share, and the holders of any Parity Shares shall be entitled to be paid any liquidation preferences applicable to such Parity Shares, in each case prior to and in preference of any payments to holders of Junior Shares.  If the assets of the Company are not sufficient to pay in full the Liquidation Preference of the Series B Preferred Shares and any liquidation preferences of such Parity Shares, then the holders of the Series B Preferred Shares and such Parity Shares shall share equally and ratably in the distributions of such assets based on the Liquidation Preference of the Series B Preferred Shares and the liquidation preferences of such Parity Shares.  Subject to the Law and applicable law, after payment has been made to the holders of the Series B Preferred Shares and any such Parity Shares of the full

12

amounts to which they shall be entitled, all remaining assets of the Company shall be distributed first to the holders of any Junior Shares entitled to liquidation preferences until such liquidation preferences are paid in full and thereafter to the holders of Common Shares pro rata based on the numbers of Common Shares held by them.

7.2	Non-Cash Distributions.

In the event the Company proposes to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the Company, the value of the assets to be distributed to the holders of the Series B Preferred Shares, any Parity Shares, any Junior Shares entitled to a liquidation preference and the Common Shares shall be deemed to be equal to the Fair Market Value of such assets as determined pursuant to Section 9.4.

ARTICLE 8
NOTICES

Except as otherwise expressly provided, whenever notices or other communications are required to be made, delivered or otherwise given to holders of the Series B Preferred Shares, the notice or other communication shall be made in writing and shall be by telefax, commercial express courier service or personal delivery, addressed to the Persons shown on the books of the Company as such holders at the addresses as they appear in the books of the Company, as of a record date or dates determined in accordance with the Articles and applicable law, as in effect from time to time.  All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by such courier, if delivered by commercial express courier service; or if faxed, when transmission is confirmed by the sender’s fax machine.

ARTICLE 9
MISCELLANEOUS

9.1	No Other Rights.

Except as may otherwise be conferred or required by the Law or any other applicable laws, the Series B Preferred Shares shall not have any designations, preferences, limitations or relative rights other than those specifically set forth herein (as same may be amended from time to time) and in any applicable provision of the Articles and the Memorandum of Association of the Company.

9.2	Severability.

If any right, preference or limitation of the Series B Preferred Shares set forth herein (as amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth herein which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation herein set forth shall not be deemed dependant upon any other such right, preference or limitation unless so expressed herein.

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9.3	Equitable Remedies.

Any registered holder of Series B Preferred Shares shall be entitled to an injunction or injunctions to prevent violations of the provisions of the Articles or this authorizing resolution and to enforce specifically the terms and provisions of the Articles and this authorizing resolution in any court of the Cayman Islands or any countries having jurisdiction, this being in addition to any other remedy to which such holder may be entitled at law or in equity.  Notwithstanding the foregoing, the observance of any term of the Articles or this authorizing resolution which benefits only the holders of the Series B Preferred Shares may be waived by the Majority Holders voting as a separate class (either generally or in a particular instance and either retroactively or prospectively) provided that such waiver may not be conducted by such holders unless such waiver applies to all holders of Series B Preferred Shares.

9.4	Determination of Fair Market Value.

Whenever the Fair Market Value of any securities (including A Common Shares) or other assets is required to be determined for the purpose of this authorizing resolution, such “Fair Market Value” shall be determined as follows:

(a)
Such Fair Market Value shall in the first instance be determined by the Board of Directors in good faith and notice of such determination shall be given as promptly as practicable to the applicable holders of Series B Preferred Shares.  If the securities in question are not subject to significant restrictions on free marketability and are (i) traded on one or more securities exchanges or (ii) actively traded over-the-counter, the determination of the Board of Directors shall be final and binding on the Company and each holder of Series B Preferred Shares if the Board of Directors has applied the methodology set forth in clause (i) or (ii) of Section 9.4(c), as the case may be.  If the securities in question are subject to restrictions on free marketability and/or there is no public market for such securities, but the determination of Fair Market Value of such securities is in the context of an acquisition by the Company or any Subsidiary thereof of another Person or business for equity consideration consisting of the issuance of not more than one million (1,000,000) A Common Shares (which number shall be adjusted to reflect any dividends on the A Common Shares payable in A Common Shares, share splits or other combinations or subdivisions of A Common Shares subsequent to the date of this authorizing resolution) (the “De Minimis Exception”), the determination of the Board of Directors shall be final and binding on the Company and each holder of Series B Preferred Shares if such determination has been made consistent with the applicable provisions of Section 9.4(c).

(b)
Subject to the De Minimis Exception, if the securities in question are subject to significant restrictions on free marketability and/or if there is no public market for the securities in question and if holders of Series B Shares and/or Parity Shares constituting a majority of the total number of Series B Shares and Parity Shares do not deliver to the Company a written notice of objection to the determination of the Board of Directors within ten (10) days after the giving of such notice, the Fair Market Value set forth in such notice shall be final and binding on the Company

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and each holder of Series B Preferred Shares and Parity Shares.  If holders of Series B Shares and/or Parity Shares constituting a majority of the total number of Series B Shares and Parity Shares deliver such a notice objecting to such determination within such 10-day period, the Fair Market Value of such securities or other assets shall be determined by an independent third-party appraiser (the “Appraiser”) jointly appointed by the Company and such holders.  Such valuation shall be made in accordance with Section 9.4(c).

(c)
For purposes of this Section 9.4, valuation shall be made as follows: For securities (including A Common Shares) not subject to significant restrictions on free marketability: (i) if traded on one or more securities exchanges, the value shall be deemed to be the average of the closing prices of the securities on the principal such exchange over the fifteen (15) day period ending three days prior to the applicable valuation date, or such other measurement period as the Board of Directors may reasonably select; (ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever are applicable) over the fifteen (15) day period ending three (3) days prior to the applicable valuation date, or such other measurement period as the Board of Directors may reasonably select; and (iii) if there is no active public market for the securities in question, the value shall be the fair market value thereof as of the applicable valuation date, as determined by the Appraiser (or the Board of Directors, as the case) based on such valuation principles and methods as it deems appropriate.  Notwithstanding the foregoing, in the case of a determination of the Common Equivalent Value of Series B Preferred Shares in connection with a redemption of such Series B Preferred Shares pursuant to Article 6, the value of the A Common Shares determined pursuant to clause (i) of the preceding sentence shall be based on the price of the A Common Shares as of the applicable Redemption Date and the value of the A Common Shares determined pursuant to clause (ii) of the preceding sentence shall be based on the average of the bid and ask prices as of such Redemption Date.

In the case of A Common Shares, the trading value for such purpose shall be based on the price of the related American Depositary Shares.

The method of valuation of securities subject to any restrictions on free marketability shall be to make an appropriate discount from the market value determined pursuant to subparagraph (i) above to reflect the approximate fair market value thereof, as determined by the Appraiser (or the Board of Directors, as the case may be).

In the case of assets other than securities, the value shall be the fair market value thereof as determined by the Appraiser (or the Board of Directors, as the case may be) based on such valuation principles and methods as it deems appropriate.

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Schedule 1
to
Series B Preferred Shares Authorizing Resolution

DEFINITIONS

For the purposes of the attached authorizing resolution, the following terms shall have the meanings indicated below.

“Acceptance Notice” shall have the meaning set forth in Section 6.1.

“Affiliate” shall mean with respect to any Person, any other Person that directly or indirectly, though one or more intermediaries, controls, is controlled by, or under common control with, the first mentioned Person.  For purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by” and under “common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Appraiser” shall have the meaning set forth in Section 9.4(b).

“Articles” has the meaning set forth in Section 1.1.

“Associate” shall mean, with respect to any Person, any Entity of which such Person is a senior officer, director or partner, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity or any spouse, children, grandchildren, parents, parents-in-law or siblings of such Person, or a trust primarily for the benefit of any of the foregoing.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York or Hong Kong are required or authorized by law or executive order to close.”

“Change of Control” of the Company shall be deemed to have occurred (i) if any Person or “group” (within the meaning of Rule 13d-5(b)(i) under the Exchange Act), other than Xinhua Finance Limited and its Affiliates, shall acquire, take control of (whether by merger, consolidation, sale or otherwise, in one transaction or in a related series of transactions) or otherwise beneficially own voting securities of the Company (or any successor entity in a merger or consolidation involving the Company) representing more than thirty-five percent (35%) of the total voting power of all outstanding voting securities of the Company unless Xinhua Finance Limited and its Affiliates then beneficially own voting securities of the Company representing a higher percentage of the voting power of all such outstanding voting securities of the Company (or such successor entity) or (ii) any Person or “group”, other than Xinhua Finance Limited and its Affiliates, shall obtain the ability to Control the Company; provided that any transaction or series of transactions where Xinhua Finance Limited and its Affiliates retain Control (whether directly or indirectly) over the Company shall be deemed not to be a “Change of Control” of the Company or a “Realization Event.”

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“Common Equivalent Dividend Amount” shall have the meaning set forth in Section 3.1.

“Common Equivalent Value” of any Series B Preferred Shares at any time shall mean the Fair Market Value (as determined pursuant to Section 9.4) at such time of the Conversion Shares into which such Series B Preferred Shares are then convertible (determined without giving effect to any limitations on such convertibility set forth in Section 4.1).

“Common Shares” means, collectively, the A Common Shares and the B Common Shares.

“Contingent Obligation” shall mean as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument or arrangement (whether in writing or otherwise) to which such Person is a party or by which it or any of such Person’s property is bound.

“Control” shall mean, with respect to any Entity, the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Entity or any of its Subsidiaries (whether through ownership of more than 50% of the voting power of voting securities of such Entity or any of the Subsidiaries, through the power to appoint a majority of the members of the board of directors or similar governing body of such Entity or any of its Subsidiaries, or through contractual arrangements or otherwise).

“Conversion Base Amount” shall have the meaning set forth in Section 4.1.

“Conversion Price” shall have the meaning set forth in Section 4.1.

“Conversion Rate” shall have the meaning set forth in Section 4.1.

“Conversion Shares” shall have the meaning set forth in Section 4.1.

“Dividend” shall have the meaning set forth in Section 3.1.

“De Minimis Exception” shall have the meaning set forth in Section 9.4(a).

“Entity” means any corporation, partnership, limited liability company, joint venture, association, partnership, business trust or other entity.

“Equity Incentive Awards” shall mean share options or restricted share awards granted under the Company’s Share Option and Share Grant Plan.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

“Exempt Issuances” shall have the meaning set forth in Section 4.4(d).

“Fair Market Value” of a security or other asset shall mean the value thereof determined pursuant to Section 9.4.

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“GAAP” shall mean the generally accepted accounting principles in the United States of America, consistently applied.

“Governmental Authority” means any government or political subdivision or department thereof, any governmental or regulatory body, commission, board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, in each case whether federal, state, local, foreign or supranational, as well as any applicable self regulatory body.

“Hong Kong” shall mean the Special Administrative Region of Hong Kong.

“Indebtedness” shall mean as to any Person (a) all obligations of such Person for borrowed money (including without limitation, reimbursement and all other obligations with respect to surety bonds, unfunded credit commitments, letters of credit and bankers’ acceptances, whether or not matured), (b) all indebtedness, obligations or liability of such Person (whether or not evidenced by notes, bonds, debentures or similar instruments) whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several, that should be classified as liabilities in accordance with GAAP, including without limitation, any items so classified on a balance sheet and any reimbursement obligations in respect of letters of credit or obligations in respect of bankers acceptances, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (d) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases, (g) all indebtedness secured by any Lien (other than Liens in favour of lessors under leases other than leases included in clause (f) above) on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, and (h) any Contingent Obligation of such Person incurred in respect of any Indebtedness referred to in (a) to (g) above.

“Junior Shares” shall mean the Common Shares and any other shares in the Company’s share capital that may be authorized after the date hereof other than Parity Shares.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), charge, claim, restriction or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever (excluding preferred share and equity related preferences) including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention agreement, or any financing lease having substantially the same economic effect as any of the foregoing.

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“Liquidation Preference” shall mean, with respect to a Series B Preferred Share at any time, the greater of (a) the sum of (i) two hundred percent (200%) of the Stated Value per share plus (ii) the amount of any accrued Dividends per share then remaining unpaid on such Series B Preferred Share and (b) the amount that would be distributed at such time in a complete liquidation of the Company to the holder of such Series B Preferred Share as a holder of A Common Shares if all outstanding Series B Preferred Shares had been converted into Conversion Shares at such time pursuant to Article 4 hereof (determined without giving effect to the limitations on convertibility set forth in Section 4.1).

“Majority Holders” at any time shall mean the holders of a majority of the Series B Preferred Shares outstanding at that time.

“New Securities” shall have the meaning set forth in Section 4.4(b).

“Parity Shares” shall mean any shares in the capital of the Company that rank pari passu with the Series B Preferred Shares with respect to dividend rights, rights on other distributions and/or rights upon any liquidation or dissolution of the Company (as applicable), the authorization and issuance of which have been approved by the Majority Holders pursuant to Section 5.2(c).

“Permitted Acquisition Consideration” shall mean A Common Shares issued as consideration for the acquisition by the Company or any Subsidiary thereof (whether by direct purchase, share exchange, merger or otherwise) of another Person or business that has been approved by the Board of Directors, but only to the extent that the Fair Market Value (as determined pursuant to Section 9.4) of the interests in such Person or such business acquired by the Company or such Subsidiary is at least equal to the Fair Market Value (as determined pursuant to Section 9.4) of such A Common Shares.  Notwithstanding the foregoing sentence, any A Common Shares that the Company is contractually obligated to issue pursuant to “earnout” provisions in effect as of the date hereof relating to prior acquisitions by the Company (or its Subsidiaries) of other Persons or businesses shall be deemed to constitute Permitted Acquisition Consideration for the purposes hereof, regardless of the value of such shares or the related interests acquired by the Company (or such Subsidiaries).

“Permitted Common Repurchase” shall mean (i) any repurchase by the Company of A Common Shares or Equity Incentive Awards held by an employee of the Company or a Subsidiary thereof in connection with the termination of the employment of such employee where such repurchase (x) has been approved by the Board of Directors or is required pursuant to an agreement entered into between the Company (or such Subsidiary) and such employee that has been approved by the Board of Directors and (y) is at a price per share that does not exceed the then current market price per share of the A Common Shares or (ii) any repurchase of A Common Shares (or, if applicable, American Depository Receipts representing A Common Shares) through open market purchases pursuant to a share buy back program approved by the Board of Directors; provided that no repurchase shall be permitted pursuant to clause (ii) which would cause the cumulative aggregate number of A Common Shares repurchased pursuant to clause (ii) (or represented by American Depository Receipts repurchased pursuant to clause (ii)) to exceed twenty percent (20%) of the number of Common Shares outstanding at the time of such repurchase (determined

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without giving effect to any prior repurchases permitted pursuant to clause (ii)) reduced by the number of A Common Shares repurchased (or represented by American Depository Receipts repurchased) prior to the date hereof pursuant to the Company’s share buy back program announced on May 29, 2007; and provided, further, that no repurchase shall be permitted pursuant to clause (i) or (ii) unless all accrued Dividends on the Series B Preferred Shares (other than Dividends accrued during the fiscal quarter during which such repurchase takes place) shall have been paid in full, or declared in full and funds set apart for the payment thereof.

“Permitted Parity Share Redemption” shall mean a redemption of Parity Shares or a repurchase (by the Company or a Subsidiary thereof) of Parity Shares or of A Common Shares issued upon conversion of Parity Shares to the extent that such redemption or repurchase is required pursuant to the terms of such Parity Shares or the terms of any agreement pursuant to which such Parity Shares are issued, but only if such terms have been approved the Majority Holders.

“Person” shall mean any individual, Governmental Authority, Entity or unincorporated association.

“PIK Dividend” shall have the meaning set forth in Section 3.3.

“Realization Event” shall mean any of the following:

(a)	Any Change of Control of the Company;

(b)	Any Substantial Asset Sale;

(c)
Any consolidation or merger (other than a reincorporation transaction) or acquisition or sale of voting securities of the Company resulting in the holders of the issued and outstanding voting securities of the Company immediately prior to such transaction beneficially owning or controlling less than a majority of the voting securities of the continuing or surviving entity immediately following such transaction; or

(d)	Any tender offer, exchange offer or repurchase offer for more than fifty percent (50%) of the outstanding Common Shares.

“Realization Event Notice” shall have the meaning set forth in Section 6.1.

“Redeemable Shares” shall have the meaning set forth in Section 6.1.

“Redemption Date” shall have the meaning set forth in Section 6.3.

“Redemption Notice” shall have the meaning set forth in Section 6.1.

“Redemption Price” shall have the meaning set forth in Section 6.2.

“Related Party” means (i) any shareholder of the Company or any Subsidiary of the Company (other than the Company or another Subsidiary thereof), (ii) any Affiliate of any Person described in clause (i) (other than the Company or any of its Subsidiaries), (iii) any

20

officer, director, employee or consultant of any Person described in clause (i) or (ii), or (iv) or any Associate of any Person described in clause (iii).

“Related-Party Transaction” shall mean any transaction, agreement or arrangement involving the Company or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand.

“Stated Value” shall have the meaning set forth in Section 2.2.

“Subject Securities” shall have the meaning set forth in Section 4.4(e).

“Subsidiary” means with respect to any Person, any Entity of which more than 50% of the total voting power of shares of stock or other ownership interest entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of the Person or a combination thereof.

“Substantial Asset Sale” shall mean any disposition (whether by way of a sale, a merger or consolidation pursuant to which any Subsidiary of the Company ceases to be a majority-owned and controlled Subsidiary, a contribution of assets to any Entity other than a majority-owned and controlled Subsidiary, a spin-off or split-off involving any Subsidiary of the Company, a partial liquidating dividend or distribution of assets or any other form of disposition) of assets of the Company or of any of its Subsidiaries representing substantially all of the assets of the Company and its Subsidiaries determined on a consolidated basis.

“USD”, “United States Dollars” “US Dollars”, “US$” and “cent” shall mean the lawful currency of the United States of America.

21

EXHIBIT C-1
to
Series B Convertible Preferred Shares
Purchase Agreement

Form of Opinion of Conyers, Dill & Pearman

[insert the Closing Date]

Yucaipa Global Partnership Fund L.P. 9130 W. Sunset Boulevard Los Angeles, CA 90069 U.S.A. Attn: General Counsel	DIRECT LINE: +852 2842 9550 E-MAIL: paul.lau@conyersdillandpearman.com OUR REF: PLL/bc/261225 (M#872281) YOUR REF:

Dear Sirs

Xinhua Finance Media Limited
Xinhua Finance Limited (each a “Company” and together the “Companies”)

We have acted as special legal counsel in the Cayman Islands to the Companies in connection with  a Series B Convertible Preferred Shares Purchase Agreement (the "Share Purchase Agreement") dated as of 18 February 2008 between Xinhua Finance Media Limited (“XFM”) and Yucaipa Global Partnership Fund L.P. (“Yucaipa”).

For the purposes of giving this opinion, we have examined facsimile copies of:

(i)	the Share Purchase Agreement;

(ii)	a Registration Rights Agreement [insert the Closing Date] between XFM and Yucaipa;

(iii)	a Shareholders Agreement [insert the Closing Date] among XFM, Xinhua Finance Limited and Yucaipa; and

(iv)
written resolutions (the “Authorising Resolutions”) dated [insert date of adoption] of the directors of XFM creating the Series B Convertible Preferred Shares (the “Shares”) of par value US$0.001 each and setting out the preferences, limitations and relative rights and other matters pertaining thereto (the “Terms”).

The documents listed in items (i) through (iv) above are herein sometimes collectively referred to as the “Documents” (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed the memorandum and articles of association of each of the Companies, a Certificate of Good Standing issued by the Registrar of Companies in relation to each of the Companies on [insert date of good standing certificate, which shall be not more than three Business Days prior to the Closing Date] (the “Certificate Date”) and

Yucaipa Global Partnership Fund L.P.
[27] February 2008

such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set out below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken; (b) that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention; (c) the capacity, power and authority of each of the parties to the Documents, other than the Companies, to enter into and perform its respective obligations under the Documents; (d) the due execution and delivery of the Documents by each of the parties thereto, other than the Companies, and the physical delivery by each of the Companies of the Documents to which it is a party with an intention to be bound thereby; (e) the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us; (f) that the Authorising Resolutions were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended; (g) that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; (h) the validity and binding effect under the laws of the laws of the State of New York, U.S.A. (“New York Laws”) of the Documents which are expressed to be governed by such New York Laws in accordance with their respective terms; (i) the validity and binding effect under the New York Laws of the submission by the Companies pursuant to the Documents to the non-exclusive jurisdiction of the New York State courts sitting in New York County or the federal courts of the United States of America for the Southern District of New York and sitting in New York County (the “New York Courts”); (j) that on the date of entering into the Documents each of the Companies is and after entering into the Documents will be able to pay its liabilities as they become due.

Any provision of a document governed by Cayman law expressly or impliedly providing that certain statements, calculations and/or certificates will be conclusive and binding may not be effective if such statements, calculations or certificates are incorrect on their face or fraudulent and will not necessarily prevent judicial enquiry into the merits of a claim of an aggrieved party.

The obligations of the Companies under the Documents (a) will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors; (b) will be subject to statutory limitation of the time within which proceedings may be brought; (c) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available; (d) may not be given effect to by a Cayman Islands court, whether or not it was applying New York Laws, if and to the

Yucaipa Global Partnership Fund L.P.
[27] February 2008

extent they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages; (e) may not be given effect by a Cayman Islands court to the extent that they are to be performed in a jurisdiction outside the Cayman Islands and such performance would be illegal under the laws of that jurisdiction.  Notwithstanding any contractual submission to the jurisdiction of specific courts, a Cayman Islands court has inherent discretion to stay or allow proceedings in the Cayman Islands against a Company under the Documents if there are other proceedings in respect of those Documents simultaneously underway against such Company in another jurisdiction.

We express no opinion as to validity or the binding effect of obligations to make any payment at an increased rate on overdue amounts or on the happening of an event of default or to pay a specified rate of interest on the amount of a judgment after the date of judgement.  We express no opinion in respect of the enforceability of any provision in the Documents which purports to fetter the statutory powers of the Companies or either of them.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands.  This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands.  This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1.
As at the Certificate Date, each of the Companies is duly incorporated and existing under the laws of the Cayman Islands in good standing (meaning solely that it has not failed to make any filing with any Cayman Islands government authority or to pay any Cayman Islands government fee which would make it liable to be struck off by the Registrar of Companies and thereby cease to exist under the laws of the Cayman Islands).

2.
Each of the Companies has the necessary corporate power and authority to enter into and perform its obligations under the Documents to which it is a party.  The execution and delivery by each of the Companies of the Documents to which it is a party and the performance by the Companies of its obligations thereunder will not violate its memorandum of association or articles of association nor any applicable law, regulation, order or decree in the Cayman Islands.

3.
Each of the Companies has taken all corporate action required to authorise its execution, delivery and performance of the Documents to which it is a party.  Such Documents have been duly executed and delivered by or on behalf of such Company, and constitute the valid and binding obligations of such Company in accordance with the terms thereof.

Yucaipa Global Partnership Fund L.P.
[27] February 2008

4.
No order, consent, approval, licence, authorisation or validation of or exemption by any government or public body or authority of the Cayman Islands or any sub-division thereof is required to authorise or is required in connection with the execution, delivery, performance and enforcement of the Documents.

5.
It is not necessary or desirable to ensure the enforceability in the Cayman Islands of the Documents that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in the Cayman Islands.

6.	The Documents will be subject to nominal stamp duty if they are executed in or brought into the Cayman Islands but will otherwise not be subject to stamp duty.

7.
The choice of New York Laws as the governing law of the Documents is a valid choice of law and would be recognised and given effect to in any action brought before a court of competent jurisdiction in the Cayman Islands, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Cayman Islands.  The submission in the Documents to the non-exclusive jurisdiction of the New York Courts is valid and binding upon each of the Companies.

8.
The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the New York Courts against a Company based upon the Documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

9.
Foreign arbitration awards may be enforced in the Cayman Islands under the Foreign Arbitral Awards Enforcement Law, which applies where the arbitration award to be enforced (the “Award”) was made in pursuance of an arbitration agreement in a state which is a party to the Foreign Convention on the Recognition of Enforcement of Foreign Arbitral Awards adopted by the 1958 United Nations Conference on International Commercial Arbitration (the “Convention”).  In general, the courts of the Cayman Islands will enforce an

Yucaipa Global Partnership Fund L.P.
[27] February 2008

Award made under the Convention unless it is proved by the party against whom the Award was made that:

(i)	a party to the arbitration agreement was under some incapacity;

(ii)	the arbitration agreement was not valid under the law to which the parties subjected it or, in default, under the law of the jurisdiction where the Award was made;

(iii)	the Award was made in circumstances contrary to natural justice;

(iv)	the Award dealt with a matter or matters not contemplated by or falling within the terms of the submission to arbitration or contained decisions on matters beyond the scope of such submission; or

(v)
the composition of the arbitral authority or the arbitral procedure was not in accordance with the agreement of the parties or, in default of such agreement, with the laws of the jurisdiction where the arbitration took place.

Enforcement of an Award made under the Convention may also be refused by the courts of the Cayman Islands where the Award is in respect of a matter which is not capable of settlement by arbitration or where it would be contrary to the public policy of the Cayman Islands to enforce such an Award.

A foreign arbitration award may also be enforced in the Cayman Islands pursuant to common law principles by action on the Award or pursuant to the Arbitration Law by leave of the Cayman Islands court.

10.
Based solely upon a search of the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted at ** a.m. on [insert date not more than three Business Days prior to the Closing Date], (which would not reveal details of proceedings which have been filed but not actually entered in the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands at the time of our search), there are no judgments against either Company, nor any legal or governmental proceedings, nor any petitions to wind up either Company pending in the Grand Court of the Cayman Islands to which the Company is subject.

11.
When issued credited as fully paid and paid for in accordance with Section 2 of the Share Purchase Agreement, the Shares referred to in such Section will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection

Yucaipa Global Partnership Fund L.P.
[27] February 2008

with the issue thereof) assuming that the consideration therefor is not less than the par value of the Shares.

12.
When issued credited as fully paid as a dividend in accordance with paragraph  3.3 of the Terms, the Shares referred to in such paragraph will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

13.
When issued credited as fully paid pursuant to a conversion of Shares in accordance with paragraph  4.1 of the Terms, the A Common Shares of XFM referred to in such paragraph will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

14.	The Terms are consistent and in compliance with the Companies Law (Revised) and the memorandum and articles of association of XFM.

 Yours faithfully

Conyers Dill & Pearman

EXHIBIT C-2
to
Series B Convertible Preferred Shares
Purchase Agreement

Form of Opinion of Latham & Watkins LLP

[insert the Closing Date]

The Yucaipa Global Partnership Fund L.P.
9130 W. Sunset Boulevard
Los Angeles, CA 90069
Fax: +1.310.789.1791
Attn: General Counsel

Re:           Xinhua Finance Media Limited

Ladies and Gentlemen:

We have acted as special United States counsel to Xinhua Finance Media Limited, a Cayman Islands company (the “Company”), in connection with the issuance and sale to you of 300,000 Series B Convertible Preferred Shares (the “Shares”) of the Company, pursuant to a share purchase agreement dated as of February 18, 2008 (the “Share Purchase Agreement”), between you and the Company.  This letter is being furnished to you pursuant to Section 6.2(i) of the Share Purchase Agreement.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter.  We have examined, among other things, the following:

(a)	The Share Purchase Agreement;

(b)	The shareholders’ agreement, dated as of the date hereof (the “Shareholders’ Agreement”), among you, the Company and Xinhua Finance Limited (“XFL”);

(c)	The registration rights agreement, dated as of the date hereof (the “Registration Rights Agreement”), between you and the Company; and

(d)	The written agreements of the Company listed in Exhibit I hereto (the “Specified Agreements”);

The documents described in subsections (a) – (c) above are referred to herein collectively  as the “Transaction Documents.”

As to factual matters we have, with your consent, relied upon oral or written statements and representations of officers and other representatives of the Company, XFL and others,

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), David Zhang (US)

including the representations and warranties of you, the Company and XFL in the Share Purchase Agreement.  We have not independently verified such factual matters.

Except as otherwise stated herein, we are opining herein as to the effect on the subject transaction only of the federal laws of the United States and the internal laws of the State of New York, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction, or as to any matters of municipal law or the laws of any local agencies within any state.  Unless otherwise stated herein, our opinions herein are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to a private sale of preferred shares.  Various matters concerning the laws of the Cayman Islands are addressed in the opinion of Conyers Dill & Pearman, which has been separately provided to you.  We express no opinion with respect to those matters, and to the extent elements of that opinion are necessary to the conclusions expressed herein, we have, with your consent, assumed such matters.

Subject to the foregoing and the other matters set forth herein, as of the date hereof:

1.           Each of the Share Purchase Agreement, the Registration Rights Agreement and the Shareholders’ Agreement has been duly executed and delivered by the Company in accordance with the laws of the State of New York, and is the legally valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

2.           The Shareholders’ Agreement has been duly executed and delivered by XFL in accordance with the laws of the State of New York, and is the legally valid and binding agreement of XFL, enforceable against XFL in accordance with its terms.

3.           The execution and delivery of the Transaction Documents, the issuance and sale of the Shares by the Company to you pursuant to the Share Purchase Agreement do not on the date hereof:

(i)           violate any federal or New York statute, rule or regulation applicable to the Company;

(ii)          require any consents, approvals, or authorizations to be obtained by the Company from, or any registrations, declarations or filings to be made by the Company with, any governmental authority under any federal or New York statute, rule or regulation applicable to the Company that have not been obtained or made; or

(iii)         result in the breach of or a default under any of the Specified Agreements.

4.           The execution and delivery of the Shareholders’ Agreement by XFL do not on the date hereof:

(i)                   violate any federal or New York statute, rule or regulation applicable to XFL; or

(ii)                  require any consents, approvals, or authorizations to be obtained by XFL from, or any registrations, declarations or filings to be made by XFL with, any governmental authority under any federal or New York statute, rule or regulation applicable to XFL that have not been obtained or made.

5.           No registration of the Shares (including Series B Convertible Preferred Shares issued as payment-in-kind dividends on the Shares) or the common shares (the “Conversion Shares”) issuable upon conversion of the Shares, under the Securities Act of 1933, as amended, is required for the purchase of the Shares by you in the manner contemplated by the Share Purchase Agreement.  We express no opinion, however, as to when or under what circumstances any Shares or Conversion Shares purchased by you may be reoffered or resold.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors, or the judicial application of foreign laws or governmental actions affecting creditors’ rights; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty; (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies or judicial relief; (c) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy; (d) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights; (e) waivers of broadly or vaguely stated rights; (f) provisions for exclusivity, election or cumulation of rights or remedies; (g) provisions authorizing or validating conclusive or discretionary determinations; (h) grants of setoff rights; (i) proxies, powers and trusts; (j) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any right or property and (k) the severability, if invalid, of provisions to the foregoing effect.  We express no opinion or confirmation as to federal or state securities laws (except as specifically set forth in paragraph 5 as to federal securities laws), tax laws, antitrust or trade regulation laws, insolvency or fraudulent transfer laws, antifraud laws, pension or compliance with fiduciary duty requirements or employee benefit laws, usury laws, environmental laws, margin regulations, FINRA rules or stock exchange rules (without limiting other laws excluded by customary practice).

With your consent, for purposes of the opinion rendered in paragraph 5, we have assumed that the representations and agreements made by each of you and the Company contained in the Share Purchase Agreement are accurate and have been and will be complied with

With your consent, we have assumed (a) that the Transaction Documents have been duly authorized, executed and delivered by the parties thereto (other than the Company and XFL with respect to execution and delivery under the laws of the State of New York), (b) that the Transaction Documents constitute legally valid and binding obligations of the parties thereto (other than the Company and XFL with respect to the laws of the State of New York), enforceable against each of them in accordance with their respective terms, and (c) that the status of the Transaction Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities; provided that we make no such assumption to the extent we have specifically opined as to any such matters.

Insofar as our opinions require interpretation of the Specified Agreements, with your consent, (i) we have assumed that courts of competent jurisdiction would enforce such agreements in accordance with their plain meaning, (ii) to the extent that any questions of legality or legal construction have arisen in connection with our review, we have applied the laws of the State of New York in resolving such questions, although certain of the Specified Agreements may be governed by other laws which differ from New York law, (iii) we express no opinion with respect to any breach or default under a Specified Agreement that would occur only upon the happening of a contingency, and (iv) we express no opinion with respect to any matters which would require us to perform a mathematical calculation or make a financial or accounting determination.

We understand that this letter is satisfactory in form and content to you and to your counsel and that such counsel has advised you concerning this letter’s assumptions, qualifications, limitations, and exceptions, both those expressed and those assumed in accordance with customary practice for third party legal opinions (as set forth in publications such as those of the Tribar Opinion Committee and the ABA Committee on Legal Opinions) and/or as established by customary practice for opinions of the kind.

This letter is furnished only to you as the purchaser under the Share Purchase Agreement and is solely for your benefit in connection with the transactions referred to in the first paragraph.  This letter may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose (including any person, firm or other entity that acquires Shares or Conversion Shares from you) without our prior written consent, which may be granted or withheld in our sole discretion.

Very truly yours,

SCHEDULE I

•	Share Purchase Agreement, dated March 16, 2006, by and between Xinhua Finance Media Ltd. and Patriarch Partners Media Holdings LLC.

•	Pledge Agreement and Irrevocable Proxy, dated March 16, 2006, by and among Xinhua Finance Media Ltd., Ming Shing International Ltd. and Patriarch Partners Media Holdings LLC.

•	Irrevocable Proxy, dated July 24, 2006, by and between Xinhua Finance Ltd and Patriarch Partners Media Holdings LLC.

•	Security Agreement, dated March 16, 2006, by and among Xinhua Finance Media Ltd., the Guarantors named therein and Patriarch Partners Media Holdings LLC.

•
Amended and Restated Credit Agreement, dated September 20, 2006, by and among Xinhua Finance Media Ltd., the Guarantors named therein, Patriarch Partners Media Holdings LLC. and Patriarch Partners Agency Services LLC.

•	The Deposit Agreement, dated _______, 2007, by and among Xinhua Finance Media Ltd., The Bank of New York and the Owners and Holders of American Depositary Shares.

EXHIBIT D
to
Series B Convertible Preferred Shares
Purchase Agreement

Form of Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (the “Agreement”), dated as of [insert Closing Date], by and between XINHUA FINANCE MEDIA LIMITED, a Cayman Islands limited company (the “Company”), and YUCAIPA GLOBAL PARTNERSHIP FUND L.P., an exempted limited partnership organized under the laws of the Cayman Islands (the “Investor” and together with the Company, the “Parties”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Share Purchase Agreement dated as of September 25, 2007 (the “Common Shares Purchase Agreement”) among the Company, the Investor and certain shareholders of the Company, the Investor acquired certain A Common Shares (as defined below) of the Company and the Company agreed to provide certain registration rights to the Investor;

WHEREAS, the Company and the Investor have entered into that certain Series B Convertible Preferred Shares Purchase Agreement dated as of February 18, 2008 (the “Preferred Shares Purchase Agreement”), pursuant to which the Investor is acquiring certain Preferred Shares (as defined below) of the Company, and the Company agreed to provide certain registration rights to the Investor;

WHEREAS, the Company sponsors a depository facility under which certain American Depository Shares (“ADS”) have been (and in the future may be) issued, with each ADS representing two A Common Shares of the Company;

WHEREAS, the Company maintains a listing for the ADS on the Nasdaq Global Market; and

WHEREAS, the Parties desire to set forth the Investor’s rights and the Company’s obligation in relation to the Registrable Securities (as defined below).

NOW, THEREFORE, In consideration of the premises and the mutual covenants and the agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.01.  Definitions.  As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“A Common Shares” means the Class A Common Shares of the Company, par value US$0.001 per share.

“Action” against a Person means an action, suit, litigation, arbitration, investigation, complaint, contest, hearing, inquiry, inquest, audit, examination or other proceeding threatened or pending against or affecting the Person or its property, whether civil, criminal, administrative, investigative or appellate, in law or equity before any arbitrator or Governmental Authority.

“ADS” has the meaning set forth in the recitals set forth above.

“B Common Shares” means the Class B Common Shares of the Company, par value US$0.001 per share.

“Board of Directors” means the board of directors of the Company as constituted from time to time.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York or Hong Kong are required or authorized by law or executive order to close.

“Common Shares Purchase Agreement” has the meaning set forth in the recitals set forth above.

“Company” has the meaning set forth in the preamble hereof.

“Company Common Shares” means (a) the Company’s common shares, par value $0.001 per share, (b) any securities of the Company which the holders of the Company’s common shares, par value $0.001 per share, shall be entitled to receive, or shall have received, in connection with any share splits, share dividends or similar events with respect to the Company’s common shares, par value $0.001 per share and (c) any other securities into which or for which any of the Company’s common shares, par value $0.001 per share, may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

“Company Indemnified Persons” has the meaning set forth in Section 2.06(b).

“Deposit Agreement” means the Deposit Agreement among the Company, the Depositary and the holders from time to time of the depositary receipts evidencing ADS.

2

“Depositary” means The Bank of New York, as the depositary under the Deposit Agreement.

“Designated Offshore Securities Market” means a Designated Offshore Securities Market as defined in Section 230.902(b) of Regulation S of the Securities Act.

“Equity Securities” means the Common Shares, and any other capital shares (including the Series B Preferred Shares and the Company’s B Common Shares, par value US$.001 per share), equity interest or other ownership interest or profit participation or similar right with respect to the Company, including, without limitation, limited liability company membership interests, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Governmental Authority” means any government or political subdivision or department thereof, any governmental or regulatory body, commission, board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, in each case whether federal, state, local, foreign or supranational, as well as any applicable self regulatory body.

“Holder Indemnified Persons” has the meaning set forth in Section 2.06(a)(i).

“Hong Kong” means the Special Administrative Region of Hong Kong.

“Indemnitee” has the meaning set forth in Section 2.06(c).

“Indemnitor” has the meaning set forth in Section 2.06(c).

“Investor” has the meaning set forth in the preamble hereof.

“Investor Common Shares” means (a) any A Common Shares purchased by the Investor pursuant to the Common Shares Purchase Agreement and any A Common Shares issued or issuable upon conversion of (i) any Series B Preferred Shares purchased by the Investor pursuant to the Preferred Shares Purchase Agreement or (ii) any PIK Dividend Shares (as defined in the Preferred Shares Purchase Agreement) issued to the Investor (or any permitted transferee hereunder) and (b) any A Common Shares of the Company which the Investor (or any permitted transferee hereunder) shall be entitled to receive, or shall have received, in connection with any share splits, share dividends or similar events with respect to the Company’s A Common Shares.

“Losses” has the meaning set forth in Section 2.06(a)(i).

3

“Parity Registrable Securities” means (a) any “Registrable Securities” as defined in the Patriarch Investor Rights Agreement and (b) any A Common Shares into which any Permitted Parity Preferred Shares are convertible, to the extent that registration rights are granted to the holders of such shares in connection with the issuance of such Permitted Parity Preferred Shares.

“Parity Registrable Securities Holder” means any holder of Parity Registrable Securities.

“Parties” has the meaning set forth in the preamble hereof.

“Patriarch Investor Rights Agreement” means the Investor Rights Agreement dated as of March 16, 2006 among the Company, Xinhua Finance Limited and Patriarch Partners Media Holdings, LLC

“Permitted Parity Preferred Shares” means any preferred shares of the Company that constitute “Parity Shares” issued in compliance with Section 5.2(c) of the Series B Authorizing Resolution.

“Person” shall mean any individual, Governmental Authority, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Potential Material Event” means either (a) the possession by the Company of material information not ripe for disclosure in a registration statement, or (b) any material engagement or activity by the Company which would be adversely affected by disclosure in a registration statement at such time, in each case, which shall be evidenced by a written good faith determination by the Board of Directors that both disclosure of such information, engagement or activity in a registration statement would be detrimental to the business and affairs of the Company, and (y) a registration statement would be materially misleading absent the inclusion of such information, engagement or activity.

“Preferred Shares Purchase Agreement” has the meaning set forth in the recitals set forth above.

“Register”, “registered” and “registration” means a registration effected through the preparation and filing of a registration statement or similar document in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Securities” means any Investor Common Shares; provided, however, that Registrable Securities shall cease to be Registrable Securities upon the earlier of (i) when, with respect to any Registrable Securities Holder, in the reasonable opinion of counsel to the Company, all Registrable Securities proposed to be sold by such Registrable Securities Holder may then be sold pursuant to Rule 144 without any volume limitations, which counsel shall be reasonably satisfactory to such Registrable Securities Holder and (ii) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement, provided, further,

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that “Registrable Securities” shall exclude in all cases any Registrable Securities Transferred by a Registrable Securities Holder or any other Person in a transaction other than an assignment pursuant to Section 2.07.

“Registrable Securities Holder” means any Person who holds Registrable Securities who (i) is the Investor or (ii) is a Person to whom rights under this Agreement have been assigned pursuant to Section 2.07.  For the purposes of this Agreement, any holder of Series B Preferred Shares shall be deemed to be the holder of any Registrable Securities issuable upon conversion of such Series B Preferred Shares.

“Registration Expenses” means all expenses incurred by the Company in effecting any registration under this Agreement, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration and the reasonable fees and disbursements of a single special legal counsel to represent the Selling Holders, as the case may be.  Registration Expenses do not include compensation of regular employees of the Company which shall be paid in any event by the Company, underwriting discounts and commissions and share transfer taxes.

“Registration Statement” means a registration statement on Form F-1 or S-1, Form F-3 or S-3 or Form SB-2 (or such similar or successor forms as may be appropriate) prepared and filed with the SEC by the Company.

“Regulation” means each applicable law, rule, regulation, order, guidance or recommendation (or any change in its interpretation or administration) by any Governmental Authority, central bank or comparable agency and any request or directive (whether or not having the force of law) of any of those Persons and each judgment, injunction, order, writ, decree or award of any Governmental Authority, arbitrator or other Person.

“Rule 144” means Rule 144 promulgated under the Securities Act, as such rule shall be in effect from time to time.

“SEC” means the United States Securities and Exchange Commission and includes any Governmental Authority succeeding to the functions thereof.

“Securities” means any shares, limited liability company membership interests, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Securities Act” means the United States Securities Act of 1933, as amended from time to time, and any successor statute.

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“Selling Expenses” means, in respect of a Registration Statement, all underwriting discounts, selling commissions and share transfer taxes applicable to the Registrable Securities registered by the applicable Selling Holders.

“Selling Holders” means, in respect of a Registration Statement, Registrable Securities Holders and/or Parity Registrable Securities Holders selling Registrable Securities pursuant to such Registration Statement.

“Series B Authorizing Resolution” means the authorizing resolution adopted on or prior to the date hereof creating the Series B Preferred Shares.

“Series B Preferred Shares” means the Series B Convertible Preferred Shares of the Company, each with a par value US$0.001 per share and a Stated Value of US$100.00 per share.

“Transfer” means any sale, assignment, transfer, exchange, pledge, grant of security interest in, hypothecation, encumbrance or other disposition or conveyance of any interest in.

“USD”, “Dollars” or “US$” means the lawful currency of the United States of America.

“Violation” has the meaning set forth in Section 2.06(a)(i).

Section 1.02.  Interpretation.

(a)          Headings.  The headings to the Articles, Sections and Subsections of this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

(b)           Usage.  In this Agreement, unless the context requires otherwise:  (i) the singular number includes the plural number and vice versa;  (ii) reference to any gender includes each other gender; (iii) the Exhibits to this Agreement are hereby incorporated into, and shall be deemed to be a part of, this Agreement; (iv) the terms “hereunder”, “hereof”, “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision hereof; (v) the words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”; and (vi) a reference to any Article, Section or Subsection shall be deemed to refer to the corresponding Article, Section, or Subsection of this Agreement.

ARTICLE II
REGISTRATION RIGHTS

Section 2.01.  Piggyback Registration.

(a)           Company Registration.  If the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Registrable Securities Holders) any of its Equity Securities under the Securities Act in connection with the

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public offering of such securities, the Company shall promptly give all Registrable Securities Holders written notice of such registration at least 30 calendar days prior to the filing of such Registration Statement with the SEC.  Such Registrable Securities Holders shall have a period of 20 calendar days after receiving such written notice from the Company in which to elect to include some or all of such Registrable Securities Holders’ Registrable Securities in such Registration Statement.  Such Registrable Securities Holders shall exercise their right to include Registrable Securities in such Registration Statement by delivering a written notice to the Company within such 20 calendar day period specifying the number of Registrable Securities such Registrable Securities Holders wishes to include in such Registration Statement.  Subject to the provisions of Section 2.01(c) hereof, the Company shall use its reasonable best efforts to include the Registrable Securities requested to be included by such Registrable Securities Holders in the Registration Statement.

(b)           Underwritten Offerings.

(i)           If the registration for which the Company gives notice to the Registrable Securities Holders under Section 2.01 (a) is an underwritten offering, the Company shall not be required under this Section 2.01 to include any of such Registrable Securities Holders’ Registrable Securities in such underwriting unless such Registrable Securities Holders accept the terms of the underwriting as agreed upon between the Company and the underwriters.  In connection with such an underwritten offering, the Company (or other Persons who may be entitled to select the underwriters) shall have the right to select the managing underwriter or underwriters.  If such Registrable Securities Holders wish to distribute their Registrable Securities through such underwriting, such Registrable Securities Holders shall enter into an underwriting agreement in customary form with the underwriter or underwriters, subject to the limitations set forth in Section 2.06 hereof.  If such Registrable Securities Holders do not approve of the terms of such underwriting, such Registrable Securities Holders may elect to withdraw from such offering by providing written notice to the Company and the underwriter.

(ii)           Notwithstanding any other provision of this Section 2.01, if the underwriter advises the Company that in the opinion of such underwriter, the distribution of all of the Registrable Securities requested to be registered would materially and adversely affect the distribution of all of the securities to be underwritten, then (x) the Company shall deliver to the Registrable Securities Holders who requested inclusion of Registrable Securities held by them in the offering a copy of such underwriter’s opinion, which opinion shall be in writing and shall state the reasons for such opinion and (y) the number of Equity Securities (including the Registrable Securities) that may be included in such registration shall be allocated in the order listed below (provided that in the case of any Registration Statement to which the provision of  any of Sections 5.01, 5.02 or 5.03 of the Patriarch Investor Rights Agreement are applicable, the following priorities shall apply only to the extent not inconsistent with such provisions:

(A)           first, to the Company;

(B)           second, to such Registrable Securities Holders and any Parity Registrable Securities Holders (pro rata based on the respective numbers of Registrable Securities or Parity Registrable Securities held by them); and

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(C)           third, to the other Persons proposing to register securities in such registration, if any.

If so determined by the underwriter, all Registrable Securities may be excluded from such registration and underwritten offering so long as all Parity Registrable Securities are similarly excluded.  Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(iii)           The Company shall have no obligation to register any Registrable Securities under this Section 2.01 in connection with a registration by the Company (i) relating solely to the sale of securities to participants in a Company equity incentive plan, or (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act (or comparable provision under the laws of another jurisdiction, as applicable) or (iii) a registration on Form S-8 or any successor form to such form.

Section 2.02.  Expenses of Registration.  All Registration Expenses incurred in connection with any registration, filing, qualification or compliance pursuant to Section 2.01, shall be borne by the Company.  Unless otherwise stated, all Selling Expenses relating to any Registrable Securities and/or Parity Registrable Securities shall be borne by the applicable Selling Holders pro rata based on the respective numbers of Registrable Securities and/or Parity Registrable Securities registered by them.

Section 2.03.  Further Obligations of the Company.  Whenever the Company effects the registration of any Registrable Securities pursuant to this Article II, the Company shall:

(a)           Registration of ADS.  If the Selling Holders propose to sell Registrable Securities and/or Parity Registrable Securities pursuant to any Registration Statement referred to herein in the form of ADS, register additional ADS on Form F-6 if and to the extent necessary to permit the sale of such Registrable Securities and/or Parity Registrable Securities as ADS.

(b)           Filing of Amendments and Supplements.  Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and other securities of the Company covered by the Registration Statement at all times during the period for which the Company is required to maintain the effectiveness of such Registration Statement pursuant to the terms of this Agreement.

(c)           Copies of Documents.  Furnish to each Selling Holder, without charge, such number of conformed copies of the Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Registration Statement or prospectus, and such other documents, as such Selling Holders may reasonably request.

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(d)           Opinion and Comfort Letter.  Furnish to such Selling Holders (i) an opinion of the counsel representing the Company for purposes of such registration, dated the effective date of such Registration Statement (or, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement with respect to both the effective date of the Registration Statement and the date of the closing under the underwriting agreement), in form and substance as is customarily given by counsel for the issuer to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to such Selling Holders, and (ii) a “cold comfort” letter, dated the effective date of such Registration Statement (and, if such Registration Statement includes an underwritten public offering, dated the date of the closing under the underwriting agreement) signed by the independent certified public accountants who have certified the Company’s financial statements included in such Registration Statement, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to such Selling Holders.

(e)           “Blue Sky” Qualification.  Register or qualify all Registrable Securities and other securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the applicable Selling Holders (or in an underwritten offering, the managing underwriter) shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such Selling Holders to consummate the disposition in such jurisdictions of the Registrable Securities and/or Parity Registrable Securities covered by such Registration Statement, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction.

(f)           Notification of Certain Events.  As promptly as practicable after becoming aware thereof, notify the applicable Selling Holders of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare and file with the SEC a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to such Selling Holders as such Selling Holders may reasonably request.

(g)           SEC Stop Orders.  As promptly as practicable after becoming aware thereof, notify the applicable Selling Holders (and, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time.

(h)           Potential Material Event.  As promptly as practicable after becoming aware thereof, notify the applicable Selling Holders (and, in the event of an underwritten offering, the managing underwriters) of the existence of a Potential Material Event, in which case, such Selling Holders shall not offer or sell any Registrable Securities or Parity Registrable

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Securities, or engage in any other transaction involving or relating to such Registrable Securities or Parity Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until such Selling Holders receive written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; provided, however, that such Selling Holders may only be required to cease offering and selling Registrable Securities and/or Parity Registrable Securities pursuant to this clause (h) for a period of not more than 90 calendar days after receiving notice from the Company that a Potential Material Event exists; provided, further, however, that the Company may only exercise its rights under this clause (h) twice in any 12-month period with at least a 60 calendar day interval between such “black-out” periods.

(i)           Listing Requirements.  Use its reasonable best efforts to list such Registrable Securities and/or Parity Registrable Securities on each securities exchange on which the Equity Securities of the Company (including the ADS) are then listed.  If the Selling Holders propose to sell Registrable Securities and/or Parity Registrable Securities in the form of ADS, the Company shall (subject to the Deposit Agreement) procure delivery of ADS listed on such securities exchange to the Selling Holders and, to the extent additional ADS are required to be registered on Form F-6 in order to carry out such delivery, register such additional ADS.

(j)           Certificate Preparation.  Cooperate with the applicable Selling Holders to facilitate the timely preparation and delivery of certificates for the Registrable Securities and/or Parity Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable Securities and/or Registrable Securities to be in such denominations or amounts as the case may be, as such Selling Holders may reasonably request, and, within 2 Business Days after a Registration Statement which includes Registrable Securities and/or Parity Registrable Securities is ordered effective by the SEC, the Company shall deliver, or shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with copies to such Selling Holders) an appropriate instruction and opinion of such counsel.  If the Selling Holders propose to sell Registrable Securities and/or Parity Registrable Securities in the form of ADS, the Company shall cooperate with such Selling Holders to facilitate the timely delivery of the certificates referred to above to the Depositary and shall (subject to the Deposit Agreement) cause the Depositary to cooperate with such Selling Holders to facilitate the timely preparation and delivery of the depositary receipts evidencing such ADS in such denominations or amounts as the case may be, as such Selling Holders may reasonably request.

(k)           Underwriting Agreement.  In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form and complying with the provisions of Section 2.06, with the managing underwriter of such offering.

(l)           Section 11 Information.  Make available to the applicable Selling Holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first month of the first fiscal quarter after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including, without limitation, Rule 158 promulgated thereunder.

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(m)           Other Actions.  Take all other reasonable actions necessary to expedite and facilitate disposition by the applicable Selling Holders of the Registrable Securities and/or Parity Registrable Securities pursuant to the Registration Statement.

Section 2.04.  Information from Holder.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.01 with respect to the Registrable Securities or Parity Registrable Securities of any Selling Holder that such Selling Holder shall furnish to the Company such information regarding itself, the Registrable Securities or Parity Selling Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such securities.

Section 2.05.  Preparation; Reasonable Investigation; Review by Counsel.  In connection with the preparation and filing of each Registration Statement registering Registrable Securities and/or Parity Registrable Securities under the Securities Act, each Selling Holder, its underwriters, if any, and counsel for such Selling Holder shall:

(a)           be permitted to review such Registration Statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto a reasonable period of time (but not less than 3 Business Days) prior to their filing with the SEC; and

(b)           be given reasonable access to the Company’s books and records and such opportunities to discuss the business of the Company with its officers, counsel and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of such Selling Holders, such underwriters, if any, or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

Section 2.06.  Indemnification.  In the event any Registrable Securities and/or Parity Registrable Securities are included in a Registration Statement under this Article II, the following indemnification provisions shall apply.

(a)           Indemnification by the Company.

(i)           Indemnification.  To the extent permitted by law, the Company shall indemnify and hold harmless the Selling Holders, each of the employees, officers, directors, partners, members, managers, legal counsel and agents of such Selling Holders, any underwriter (as defined in the Securities Act) for such Selling Holders and each Person, if any, who controls any of such Selling Holders or underwriter within the meaning of the Securities Act or Exchange Act (collectively, the “Holder Indemnified Persons”) against and hold each Holder Indemnified Person harmless from any and all liabilities, obligations, losses, damages, (excluding consequential, special, indirect or punitive damages), lawsuits, investigations, arbitrations, actions, judgments, costs, expenses or claims, including, without limitation, reasonable attorneys’ fees and expenses incurred in investigation or defending any of the foregoing (collectively, “Losses”), that the Holder Indemnified Persons may suffer or sustain arising out of or due to any of the following (any of the following being a “Violation”):

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(A)           any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(B)           the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(C)           any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, or any applicable securities laws or Regulations of a jurisdiction outside the United States.

(ii)           Limitations on Indemnification.  Notwithstanding the foregoing, the Company shall not be liable for:

(A)           any amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed); or

(B)           any Losses to the extent that such Losses arise out of or are based upon a Violation which occurs in reliance upon and in strict conformity with written information furnished by such Selling Holders expressly for use in connection with such registration.

(b)           Indemnification by the Registrable Securities Holders.

(i)           Indemnification.  To the extent permitted by law, each Selling Holder participating in any registration pursuant to this Agreement shall indemnify and hold harmless the Company, each of the Company’s employees, officers, directors, legal counsel and other agents, any underwriter (as defined in the Securities Act) for the Company and each Person, if any, who controls the Company or underwriter within the meaning of the Securities Act or Exchange Act (collectively, the “Company Indemnified Persons”), against and hold each Company Indemnified Person harmless from any and all Losses that the Company Indemnified Persons may suffer or sustain arising out of or due to any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in strict conformity with written information furnished by such Selling Holder expressly for use in connection with such registration.

(ii)           Limitations on Indemnification.  Notwithstanding the foregoing, no Selling Holder shall not be liable for:

(A)           indemnification pursuant to this Agreement in excess of the aggregate net cash proceeds received by such Selling Holder from the offering of Registrable Securities in such registration;

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(B)           any amounts paid in settlement of any such Losses if such settlement is effected without the consent of such Selling Holder; (which consent shall not be unreasonably withheld or delayed); or

(C)           any Losses to the extent that such Losses do not arise out of or are not based upon a Violation which occurs in reliance upon and in strict conformity with written information furnished by such Selling Holder expressly for use in connection with such registration.

(c)           Indemnification Mechanics.  If there occurs an event which a Company Indemnified Person or a Holder Indemnified Person (any such Person being the “Indemnitee”) hereto asserts is an indemnifiable event pursuant to this Section, the Indemnitee shall promptly notify the party obligated to provide indemnification hereunder (the “Indemnitor”) in writing of such event.  Delay or failure to so notify the Indemnitor shall only relieve the Indemnitor of its obligations to the extent, if at all, that it is actually prejudiced by reason of such delay or failure.  The Indemnitor shall have a period of 20 calendar days in which to respond thereto.  If the Indemnitor so elects, within such 20 day period, it shall be entitled to assume the defense of such claim (such election to be without prejudice to the right of the Indemnitor to dispute whether such claim constitutes Losses under this Section 2.06).  If the Indemnitor fails to assume the defense of such matter within such 20 calendar day period or does not respond within such 20 calendar day period, the Indemnitee against which such matter has been asserted shall (upon delivering notice to such effect to the Indemnitor) have the right to undertake, at the Indemnitor’s cost and expense, the defense, compromise or settlement of such matter on behalf of the Indemnitee, provided that the Indemnitee shall not settle such claim without the consent of the Indemnitor (which consent shall not be unreasonably withheld) and provided further that the Indemnitor shall have the right to participate (but not control) at its own expense in the defense of such asserted claim.  In any event, the Indemnitee shall have the right to participate (but not control) at its own expense in the defense of such asserted liability; provided, however, that the Indemnitor shall pay the expenses of such defense if the Indemnitee is advised by counsel in writing that there are one or more legal defenses available to the Indemnitee that are different from or additional to those available to the Indemnitor (in which case, if the Indemnitee notifies the Indemnitor in writing, the Indemnitor shall not have the right to assume the defense of such asserted liability on behalf of the Indemnitee).

(d)           Contribution.  If the indemnification provided for in this Section is held by a court of competent jurisdiction to be unavailable to an Indemnitee with respect to any Losses, then the Indemnitor, in lieu of indemnifying such Indemnitee hereunder, shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnitor on the one hand and of the Indemnitee on the other in connection with the Violation that resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution under this Section 2.06(d) from any Selling Holder, together with the amount of any indemnification payments made by such Selling Holder pursuant to Section 2.06(b) above, exceed the net proceeds from the offering received by such Selling Holder.  The relative fault of the Indemnitor and of the Indemnitee shall be determined by reference to, among other things, whether the Violation relates to information supplied by the Indemnitor or the Indemnitee and

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the parties relative intent, knowledge, access to information, and opportunity to correct or prevent such Violation.

(e)           No Inconsistent Underwriting Agreements.  Notwithstanding any provision of this Agreement to the contrary, the Selling Holders shall not be required to enter into an underwriting agreement that contains indemnification and contribution provisions which, in the sole discretion of such Selling Holders, materially differ from those contained in this Section 2.06.

Section 2.07.  Transfer of Registration Rights.  The Investor’s rights under this Article II may be assigned by the Investor (or any assignee permitted hereunder) to a transferee or assignee of any of the Registrable Securities held by the Investor (or such assignee), provided that (x) the Company is furnished a written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned and (y) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement and (z) such assignee acquires Registrable Securities representing at least 1% of the outstanding Company Common Shares.

Section 2.08.  Registration in Non-U.S. Jurisdictions.  In the event that the ADS cease to be listed on the Nasdaq Global Market and have not been listed on another nationally recognized securities exchange in the United States, but the Company has listed its Common Shares (or related depositary shares) on any Designated Offshore Securities Market or other internationally recognized securities exchange, then the Company shall use its reasonable best efforts, to the extent permitted by applicable law, to provide the Registrable Securities Holders with substantially the same rights and benefits in such jurisdiction as are provided for in this Agreement, and to take such steps, if any, consistent with customary market practice at the time so that the Registrable Securities are freely transferable in such listed market without transfer restrictions imposed by the securities or similar laws of such jurisdiction.

ARTICLE III
MISCELLANEOUS

Section 3.01.  Notices.  All notices, requests, demands and other communications to any Party or given under this Agreement shall be in writing and delivered personally, by overnight delivery or courier, by registered mail or by telecopier (with confirmation received) to the Parties at the address or telecopy number specified for such Parties below (or at such other address or telecopy number as may be specified by a Party in writing given at least five business days prior thereto).  All notices, requests, demands and other communications shall be deemed delivered when actually received:

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(a)           If to the Company, at:

Xinhua Finance Media Limited Suite 2003-5
Vicwood Plaza
199 Des Voeux Road
Central, Hong Kong
Facsimile: +852.2541.8266
Attention: John McLean

With a copy to:

Latham & Watkins LLP
41St Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Fax: +852.2522.7006
Attn: David T. Zhang

(b)           If to the Investor, at:

Yucaipa Global Partnership Fund L.P.
9130 W. Sunset Boulevard
Los Angeles, CA 90069
Fax: +1.310.789.1791
Attn: Bob Bermingham, General Counsel

With copy to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Fax: +1.212.839.5599
Attn: Michael Yanowitch

Section 3.02.  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, and by different Parties in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Section 3.03.  Modification or Amendment of Agreement.  This Agreement may not be modified or amended except by an instrument in writing signed by both of the Parties.

Section 3.04.  Successors and Assigns.  This Agreement shall be binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the Parties hereto.

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Section 3.05.  Governing Law.  This Agreement, and all claims, disputes and matters arising hereunder or thereunder or related hereto or thereto, shall be governed by, and construed in accordance with, the laws of the state of New York applicable to contracts executed in and to be performed entirely within that state, without reference to conflicts of laws provisions.

Section 3.06.  Waiver of Jury.  THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY).  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 3.07.  Integration.  This Agreement, the Preferred Shares Purchase Agreement, and the Common Shares Purchase Agreement contain and constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior negotiations, agreements and understandings, whether written or oral, of the Parties.

Section 3.08.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 3.09.  Ambiguities.  This Agreement was negotiated between legal counsel for the Parties and any ambiguity in this Agreement shall not be construed against the Party who drafted this Agreement.

Section 3.10.  Further Assurances.  In order to (a) carry out more effectively the purposes of this Agreement, (b) enable the Parties to exercise and enforce their rights and remedies hereunder, promptly upon the reasonable request by any Party, the Company and the Investor shall (with the expenses paid by the Party responsible as provided in this Agreement) shall (i) correct any defect or error that may be discovered in this Agreement or in the execution, delivery, acknowledgment or recordation of this Agreement and (ii) execute, acknowledge, deliver, record, file and register, any and all such further acts, conveyances, assignments, notices

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of assignment, transfers, certificates, assurances and other instruments, in each case, as such requesting Party may require from time to time.

Section 3.11.  No Third-Party Rights.  This Agreement is not intended, and shall not be construed, to create any rights in any Person other than the Parties and any Parity Registrable Securities Holder and their respective successors and permitted assigns, and no Person may assert any rights as third-party beneficiary hereunder, except as provided in Section 2.06.

Section 3.12.  No Waiver; Remedies.  No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver of the right, power or privilege.  A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege.

Section 3.13.  Submission to Jurisdiction.  Each Party hereby consents to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan with respect to any Action brought to enforce any provision of this Agreement or to determine the rights of any Party hereto.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

COMPANY:	XINHUA FINANCE MEDIA LIMITED

By:
Name
Title

INVESTOR:	YUCAIPA GLOBAL PARTNERSHIP FUND L.P. By YGOF GP Ltd., its General Partner

By:
Name: Robert P. Bermingham
Title: Vice President

18

EXHIBIT E
to
Series B Convertible Preferred Shares
Purchase Agreement

Form of Shareholders Agreement

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this “Agreement”), dated as of [insert Closing Date], by and among YUCAIPA GLOBAL PARTNERSHIP FUND L.P., an exempted limited partnership organized under the laws of the Cayman Islands (the “Investor”), XINHUA FINANCE LIMITED, a company organized under the laws of the Cayman Islands (“XFL”), and XINHUA FINANCE MEDIA LIMITED, a company organized under the laws of the Cayman Islands (the “Company” and together with the Investor and XFL, the “Parties” and each individually sometimes referred to herein as a “Party”).

W I T N E S S E T H:

WHEREAS, the Company has created a new class of preferred shares designated as Series B Convertible Preferred Shares (the “Series B Preferred Shares”) which are convertible into A Common Shares of the Company, par value US$0.001 per share (“A Common Shares”);

WHEREAS, pursuant to that certain Series B Convertible Shares Purchase Agreement, dated as of February 18, 2008 (the “Preferred Shares Purchase Agreement”), the Company is issuing certain Series B Preferred Shares to the Investor and may hereafter issue additional Series B Preferred Shares to the Investor as payment-in-kind dividends (collectively, the “Investor Preferred Shares”);

WHEREAS, the Investor Preferred Shares may from time to time be converted into A Common Shares (the “Investor Conversion Shares”);

WHEREAS, pursuant to that certain Share Purchase Agreement, dated as of September 25, 2007 (the “Common Shares Purchase Agreement”), the Investor acquired certain Common Shares from certain shareholders of the Company (the “Purchased Common Shares” and, together with any Investor Conversion Shares, the “Investor Common Shares”); and

WHEREAS, the Parties desire to enter into this Agreement to set forth certain rights and obligations among them (it being acknowledged that XFL and the Company are entering into this Agreement to induce the Investor to consummate the transactions contemplated by the Preferred Shares Purchase Agreement).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1.  Definitions and Interpretation.

(a)           Definitions.  As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).  Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Preferred Shares Purchase Agreement.

“A Common Shares” has the meaning set forth in the Recitals above.

“Action” means any suit, action, proceeding (including any compliance, enforcement or disciplinary proceeding), arbitration, formal or informal inquiry, inspection, investigation or formal order of investigation of complaint.

“Adjusted Outstanding Common Shares” means, as of any date, the number of Common Shares outstanding as of such date other than Common Shares issued after the date of the Preferred Share Purchase Agreement (unless such Common Shares constituted “New Securities” with respect to which the Investor (or its assignee) had the right to exercise pre-emptive rights pursuant to Section 5.7 of the Preferred Share Purchase Agreement).

“Affiliate” shall mean with respect to any Person, any other Person that directly or indirectly, though one or more intermediaries, controls, is controlled by, or under common control with, the first mentioned Person.  For purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by” and under “common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Fund” means any investment fund sponsored or managed by The Yucaipa Companies LLC or an Affiliate.

“Applicable Percentage” has the meaning set forth in Section 3(a).

“B Common Shares” means the B Common Shares, par value US$0.001 per share, of the Company.

“Board” means the Board of Directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York or Hong Kong are required or authorized by law or executive order to close.

“Common Shares” means, collectively, the A Common Shares and the B Common Shares.

“Common Shares Purchase Agreement” has the meaning set forth in the Recitals above.

“Company” has the meaning set forth in the Preamble to this Agreement.

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“Competitor” means (i) any Person that is engaged in any business or organization in any jurisdiction in which the Company or any of its Subsidiaries sells products or provides services which, directly or indirectly, Competes (as hereinafter defined) with the Company or any of its Subsidiaries; and (ii) any Affiliates of a Person described in clause (i).  A business or organization shall be deemed to “Compete” with the Company or a Subsidiary of the Company if such business or organization competes in a significant manner with the business of the Company or any of its Subsidiaries as such business is conducted as of the date hereof or at any time while this Agreement is in effect.

“Control” shall mean, with respect to any Entity, the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Entity or any of its Subsidiaries (whether through ownership of more than 50% of the voting power of voting securities of such Entity or any of the Subsidiaries, through the power to appoint a majority of the members of the board of directors or similar governing body of such Entity or any of its Subsidiaries, or through contractual arrangements or otherwise).

“Elected Shares” has the meaning set forth in Section 3(b).

“Election Notice” has the meaning set forth in Section 3(b).

“Entity” means any corporation, partnership, limited liability company, joint venture, association, business trust or other entity.

“Exempt Transfer” has the meaning set forth in Section 3(e).

“Governmental Authority” means any government or political subdivision or department thereof, any governmental or regulatory body, commission, board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, in each case whether federal, state, local, foreign or supranational, as well as any applicable self regulatory body.

“Hong Kong” means the Special Administrative Region of Hong Kong.

“Investor” has the meaning set forth in the Preamble to this Agreement.

“Investor Common Shares” has the meaning set forth in the Recitals above.

“Investor Conversion Shares” has the meaning set forth in the Recitals above.

“Investor Director” has the meaning set forth in Section 2(a).

“Investor Preferred Shares” has the meaning set forth in the Recitals above.

“NASDAQ” means the NASDAQ Global Market.

“Notice of Sale” has the meaning set forth in Section 3(a).

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“Party” and “Parties” have the meanings set forth in the Preamble to this Agreement.

“Person” shall mean any individual, Governmental Authority, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company or other Entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Preferred Shares Purchase Agreement” has the meaning set forth in the Recitals above.

“Purchased Common Shares” has the meaning set forth in the Recitals above.

“Purchaser” has the meaning set forth in Section 3(a).

“Series B Preferred Shares” has the meaning set forth in the Recitals above.

“Subsidiary” means with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Tag-Along Rights” has the meaning set forth in the introductory paragraph to Section 3.

“Threshold Amount” has the meaning set forth in the introductory paragraph to Section 3.

“Transfer” of a security means any sale, assignment, transfer, exchange, pledge, grant of a security or participation interest in, hypothecation, encumbrance or other disposition or conveyance of any interest in such security.

“XFL” has the meaning set forth in the Preamble to this Agreement.

  (b)           Interpretation.

(i)          Headings.  The headings to the Sections and Subsections of this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

  (ii)           Usage.  In this Agreement, unless the context requires otherwise:  (i) the singular number includes the plural number and vice versa;  (ii) reference to any gender includes each other gender; (iii) the terms “hereunder”, “hereof”, “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or

4

other provision hereof; (iv) the words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”; and (v) a reference to any Article, Section or Subsection shall be deemed to refer to the corresponding Article, Section, or Subsection of this Agreement.

Section 2.  Investor Board Representation.  The Parties acknowledge that Mr. David Olson is presently serving as the representative of the Investor on the Board.  For so long as the Investor continues to hold at least 50% of the Investor Preferred Shares originally issued to it at the Closing (or at least 50% of the Investor Conversion Shares into which the Investor Preferred Shares issued to the Investor at the Closing are convertible):

(a)           The Investor shall be entitled to continue to have Mr. Olson or another individual designated by the Investor and reasonably satisfactory to the Company (in either such case, the “Investor Director”) serve as a member of Board;

(b)           At the request of the Investor, the Company shall take all actions within its control that are necessary to cause any such Investor Director to be reelected to the Board at the end of his or her term of office;

(c)           Upon the request of the Investor, the Company shall take all actions within its control that are necessary to remove the Investor Director from office and, if so requested by the Investor, to cause a replacement Investor Director to be appointed to fill the resulting vacancy;  and

(d)           Subject to applicable Law, XFL agrees to vote all voting securities held by it in the Company from time to time and to take all other necessary actions within its control (whether in its capacity as shareholder or otherwise, including without limitation, causing its directors and officers to take all such necessary actions), in order to effect the appointment, election, reelection or removal as contemplated above of any Investor Director at the written direction of the Investor.

Section 3.  Tag-Along Rights.  In the event of any proposed Transfer by XFL in a single transaction or series of related transactions of Common Shares representing twenty-five percent (25%) or more of the Common Shares held directly or indirectly by XFL at the time of Transfer (the “Threshold Amount”), other than in an Exempt Transfer, the Investor will have the tag-along rights (the “Tag-Along Rights”) set forth below:

(a)           Notice of Sale.  XFL shall deliver or cause to be delivered a written notice (the “Notice of Sale”) to the Investor at least ten (10) Business Days prior to making any such Transfer.  The Notice of Sale shall state (i) the number of Common Shares to be Transferred and the percentage that such Common Shares represent of all Common Shares then held by XFL (the “Applicable Percentage”), (ii) XFL’s bona fide intention to Transfer such Common Shares, (iii) the name and address of the prospective transferee (the “Purchaser”), (iv) the terms and conditions of the contemplated Transfer and (v) the expected closing date of the Transfer.  If, subsequent to the date hereof, the Investor assigns any of its Tag-Along Rights to an Affiliate or an Affiliated Fund in accordance with this Agreement, any notice to the Investor pursuant to this

5

Section 3(a) shall be deemed to also have been duly delivered to such Affiliate or Affiliated Fund.

(b)           Participation Procedures.  By written notice (an “Election Notice”) given by the Investor to the Company and XFL within ten (10) Business Days after receipt of such Notice of Sale, the Investor may elect to include in such proposed Transfer up to the Applicable Percentage of any Investor Preferred Shares then held by the Investor and/or up to the Applicable Percentage of any Investor Common Shares then held by it.  Promptly after the receipt of such Election Notice, XFL shall use its reasonable best efforts to cause the Purchaser to amend its offer so as to provide for the Purchaser’s purchase, upon the same terms and conditions as those contained in the Notice of Sale, of all of the Investor Preferred Shares and Investor Common Shares (the “Elected Shares”) in such Election Notice elected to be sold.  In the event that the Purchaser is unwilling to amend its offer to purchase all of the Elected Shares in addition to or in substitution for some or all of the Common Shares described in the related Notice of Sale, XFL shall not enter into such proposed transaction.  For the purpose of determining the terms and conditions on which any Investor Preferred Shares are to be sold to the Purchaser hereunder, each Investor Preferred Share shall be deemed to be equivalent to the number of A Common Shares into which such Investor Preferred Share is then convertible pursuant to Article 4 of the Authorizing Resolution (without taking into account any limitations on such conversion set forth in Section 4.1 of the Authorizing Resolution).

(c)           Single Closing; Conversion of Series B Preferred Shares.  All Common Shares and Series B Preferred Shares to be Transferred by XFL and the Investor with respect to a single Notice of Sale shall be Transferred to the Purchaser in a single closing on the terms and conditions described in such Notice of Sale.  If the Purchaser desires to purchase the Common Shares into which any Investor Preferred Shares included in the Elected Shares would be convertible at the time of such Transfer but for the limitations on such conversion set forth in Section 4.1 of the Authorizing Resolution, the Company agrees to waive such limitations and to permit such Investor Preferred Shares to be converted into such Common Shares in connection with such Transfer.

(d)           Company’s Obligation not to Register Non-Complying Transfers.  The Company agrees not to register any Transfer of Common Shares by XFL to which the Investor’s Tag-Along Rights apply unless XFL is in full compliance with the applicable provisions of this Agreement.

(e)           Exempt Transfers.  The Investor’s Tag-Along Rights shall not apply to: (i) any sale by XFL of Common Shares in a registered public offering or in brokerage transactions on NASDAQ or in a block sale to a party acting as a market maker or an investment banking firm acting as underwriter, (ii) any Transfer by XFL of Common Shares to an Affiliate of XFL so long as such Affiliate agrees in writing to be bound by this Agreement with respect to the Transferred Common Shares or (iii) any Transfer by XFL in a transaction or series of transactions (including a reorganization) where XFL and its Affiliates retain Control (whether directly or indirectly) over the Company following such transaction or series of transactions (in any such case, an “Exempt Transfer”).  In the event of any such Exempt Transfer of Common Shares to an Affiliate of XFL, or any other transferee pursuant to clause (iii), any holdings or Transfers of Common Shares by such Affiliate or transferee shall be aggregated with the

6

holdings and Transfers of Common Shares by XFL for the purpose of determining whether the Threshold Amount has been exceeded.

Section 4.  Miscellaneous.

(a)           Notices.  All notices, requests, demands and other communications to any Party or given under this Agreement shall be in writing and delivered personally, by overnight delivery or courier, by registered mail or by telecopier (with confirmation received) to the Parties at the address or telecopy number specified for such Parties below (or at such other address or telecopy number as may be specified by a Party in writing given at least five (5) business days prior thereto).  All notices, requests, demands and other communications shall be deemed delivered when actually received:

(i)	If to the Company, at:

Xinhua Finance Media Limited Suite 2003-5
Vicwood Plaza
199 Des Voeux Road
Central, Hong Kong
Facsimile: +852.2541.8266
Attention: General Counsel

With a copy to:

Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Fax: +852.2522.7006
Attn: David T. Zhang

(ii)	If to XFL, at:

Xinhua Finance Limited
2003-5 Vicwood Plaza, 199 Des Voeux Rd.
Central
Hong Kong
Tel. +852-3196-3939
Fax +852-2541-8266
Attn:  General Counsel

(iii)	If to the Investor, at:

Yucaipa Global Partnership Fund L.P.
9130 W. Sunset Boulevard
Los Angeles, CA 90069
Fax: +1.310.789.1791

7

Attn: Robert P. Bermingham, General Counsel

With a copy to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Fax: +1.212.839.5599
Attn: Michael H. Yanowitch

(b)           Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, and by different Parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

(c)           Modification or Amendment of Agreement.  This Agreement may not be modified or amended except by an instrument in writing signed by all of the Parties.

(d)           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of and is enforceable by the respective successors and permitted assigns of the Parties hereto.  This Agreement shall not be assignable by a Party without the prior written consent of the other Parties; provided, however, that the Investor shall be entitled to assign, without the consent of XFL and the Company, (i) its rights hereunder in whole or in part to an Affiliate or an Affiliated Fund in connection with a Transfer of some or all of the Investor Common Shares or the Investor Preferred Shares to such Affiliate or Affiliated Fund (provided that such transferee shall first agree in writing to be bound by the terms hereof); and (ii) the Tag-Along Rights granted to it under Section 3 of this Agreement to a transferee of Series B Preferred Shares held by the Investor (provided that (x) such Transfer involves the Transfer to such transferee of all the Series B Preferred Shares issued to the Investor other than any such Series B Shares previously Transferred by the Investor pursuant to Section 3 and (y) such transferee shall first agree in writing to be bound by the terms hereof), in which case such transferee shall be deemed to be the “Investor” for the purposes of this Agreement (other than Section 2).  Any purported assignment of rights or obligations in violation of this Section 4(d) shall be null and void and shall not be recognized by the Company.

(e)           Termination of Tag-Along Rights.  The Tag-Along Rights shall automatically terminate (i) in the case of the Investor (or any transferee that is an Affiliate or Affiliated Fund), if the aggregate of (x) the number of Investor Common Shares held by the Investor and its Affiliates and Affiliated Funds as a group and (y) any Investor Common Shares issuable upon conversion of any Investor Preferred Shares held by the Investor and its Affiliates and Affiliated Funds as a group represents less than five percent (5%) of the Adjusted Outstanding Common Shares and (ii) in the case of any transferee to which Tag-Along Rights have been assigned pursuant to clause (ii) of Section 4(d), if the number of Investor Conversion Shares held by or issuable upon conversion of any Investor Preferred Shares held by such transferee represents less than five percent (5%) of the Adjusted Outstanding Common Shares.

8

(f)           Governing Law.  This Agreement, except for Section 2, and all claims, disputes and matters arising hereunder or thereunder or related hereto or thereto, shall be governed by, and construed in accordance with, the laws of the state of New York applicable to contracts executed in and to be performed entirely within that state, without reference to conflicts of laws provisions.  Section 2 of this Agreement and all claims, disputes and matters arising thereunder or related thereto, shall be governed by, and construed in accordance with, the laws of the Cayman Islands applicable to contracts executed in and to be performed entirely within the Cayman Islands, without reference to conflicts of laws provisions.

(g)           Waiver of Jury.  THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY).  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(h)           Integration.  This Agreement, together with the Preferred Shares Purchase Agreement, contains and constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements and understandings, whether written or oral, of the Parties hereto.

(i)           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(j)           Interpretation.  As used in this Agreement, references to the singular shall include the plural and vice versa and references to the masculine gender shall include the feminine and neuter genders and vice versa, as appropriate.  Unless otherwise expressly provided in this Agreement (a) the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement and (b) article, section, subsection, schedule and exhibit references are references with respect to this Agreement unless otherwise specified.  Unless the context otherwise requires, the term “including” shall mean “including, without limitation.” The

9

headings in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(k)           Ambiguities.  This Agreement was negotiated between legal counsel for the Parties and any ambiguity in this Agreement shall not be construed against the Party who drafted this Agreement.

(l)           No Third-Party Rights.  This Agreement is not intended, and shall not be construed, to create any rights in any parties other than the Company, XFL and the Investor, and no Person may assert any rights as third-party beneficiary hereunder.

(m)           No Waiver; Remedies.  No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver of the right, power or privilege.  A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege.

(n)           Submission to Jurisdiction.  Each Party hereby consents to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan with respect to any Action brought to enforce any provision of this Agreement or to determine the rights of any Party hereto.

[SIGNATURE PAGE FOLLOWS]

10

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the day and year first written above.

COMPANY:	XINHUA FINANCE MEDIA LIMITED By: __________________________ Name:________________________ Title: _________________________
XFL:	XINHUA FINANCE LIMITED By: __________________________ Name:________________________ Title: _________________________
INVESTOR:	YUCAIPA GLOBAL PARTNERSHIP FUND L.P. By YGOF GP Ltd., its General Partner By: _______________________ Name: Robert P. Bermingham Title: Vice President

11

EXHIBIT F
to
Series B Convertible Preferred Shares
Purchase Agreement

Form of Consent to Issuance of Series C Preferred Shares

CONSENT BY
YUCAIPA GLOBAL PARTNERSHIP FUND L.P. (THE “INVESTOR”)

[insert Closing Date]

1.     Series B Preferred Shares.

Reference is made to the authorizing resolution (the “Series B Authorizing Resolution”) adopted by the Board of Directors of Xinhua Finance Media Limited (the “Company”) on [insert date of adoption of the Series B Authorizing Resolution] with respect to the establishment and terms and conditions of a series of convertible preferred shares of the Company designated as “Series B Convertible Preferred Shares” (the “Series B Preferred Shares”). Capitalized terms used and not otherwise defined in this Consent that are defined in the Series B Authorizing Resolution are used herein with the meanings set forth therein.  The Investor purchased 300,000 Series B Preferred Shares pursuant to a Series B Convertible Preferred Shares Purchase Agreement dated as of February 18, 2008 between the Investor and the Company (the “Series B Purchase Agreement”). In connection with the issuance of the Series B Preferred Shares to the Investor: (i) the Investor and the Company also entered into a Registration Rights Agreement dated as of [insert the Closing Date] (the “Series B Registration Rights Agreement”) and (ii) the Investor, the Company and Xinhua Finance Limited (“XFL”) entered into a Shareholders Agreement dated as of  [insert the Closing Date] (the “Series B Shareholders Agreement” and, together with the Series B Purchase Agreement, and the Series B Registration Rights Agreement the “Series B Transaction Documents”).

2.     Investor Consent.

Reference is made to Section 5.2(c) of the Series B Authorizing Resolution.  Subject to Section 3 of this consent (this “Consent”), the Investor, as holder of all of the issued and outstanding Series B Preferred Shares, hereby irrevocably consents to the authorization and issuance by the Company of a new series of convertible preferred shares to be designated as “Series C Convertible Preferred Shares” (the “Series C Preferred Shares” and, together with the Series B Preferred Shares, the “Preferred Shares”) which will rank pari passu with the Series B Preferred Shares with respect to dividend rights, rights on other distributions, rights upon any liquidation or dissolution of the Company and in all other respects and will be issued to such investor or investors as mutually agreed between the Company and the Investor (the “Series C Investors”). It is contemplated that the terms of the Series C Preferred Shares will be set forth in an authorizing resolution to be adopted by the Board of Directors of the Company (the “Series C Authorizing Resolution”) and that, in connection with the issuance of Series C Preferred Shares to the Series C Investors,

the Company and the Series C Investors will enter into a share purchase agreement (the “Series C Purchase Agreement”) and a registration rights agreement (the “Series C Registration Rights Agreement”) and that the Company, XFL and the Series C Investors may enter into a shareholders agreement (a “Series C Shareholders Agreement”, with the Series C Purchase Agreement, the Series C Registration Rights Agreement, the Series C Shareholders Agreement and any other agreements entered into by the Company, XFL or any Affiliate of the Company or XFL with any Series C Investor in connection with the issuance of Series C Preferred Shares being sometimes hereinafter collectively referred to as the “Series C Transaction Documents”).

3.     Conditions to Investor Consent.

The consent of the Investor in Section 2 of this Consent is subject to the following conditions:

(a)
Except as otherwise expressly permitted below, the terms of the Series C Preferred Shares set forth in the Series C Authorizing Resolution shall not in any respect be more favorable to such Series C Investors than the terms of the Series B Preferred Shares set forth in the Series B Authorizing Resolution are to the Investor. The Series C Authorizing Resolution shall provide that the Series B Preferred Shares will constitute “Parity Shares” for the purposes of such resolution and shall have rights as holders of such “Parity Shares” for such purposes that are at least as favorable to such holders as the rights of the holders of Parity Shares under the Series B Authorizing Resolution.

(b)
Except as otherwise expressly permitted below, the rights and obligations of the Series C Investors set forth in the Series C Transaction Documents shall not in any respect be more favorable to such Series C Investors than the rights and obligations of the Investor under the Series B Transaction Documents provided that the Company or XFL may grant the Series C Investors rights or protections that are more favorable than those granted to the Investor under the Series C Transaction Documents (“Incremental Rights”) so long as the Series B Transaction Documents are first amended in a manner reasonably satisfactory to the Investor to provide the Investor with equivalent Incremental Rights; provided, further, that no Incremental Rights may be granted to the Series C Investors that are inconsistent with paragraphs (c) through (j) below except with the prior written consent of the Majority Holders.

(c)
The Stated Value of each Series C Preferred Share shall be US$100.00 (which amount shall be proportionately adjusted in the event of any share split or other subdivision or combination of the outstanding Series C Preferred Shares permitted under paragraph (j) below) and the consideration paid to the Company by the Series C Preferred Investors for each Series C Preferred Share (other than Series C PIK Dividend Shares permitted to be issued pursuant to paragraph (e) below) shall be at least equal to US$100.00 and shall be payable in cash.

(d)
Not more than 250,000 Series C Preferred Shares may be issued by the Company (not counting any Series C PIK Dividend Shares permitted to be issued pursuant to paragraph (e) below and any additional Series C Preferred

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Shares issued as a result of a share split or subdivision of the outstanding Series C Preferred Shares permitted under paragraph (j) below).
(e)
Dividends shall accrue and be payable on the Series C Preferred Shares on the same terms as dividends accrue and are payable on the Series B Preferred Shares. To the extent that the Series C Authorizing Resolution authorizes the Company to pay accrued dividends on the Series C Preferred Shares through the issuance of additional Series C Preferred Shares (“Series C PIK Dividend Shares”), the Company shall not exercise such option with respect to any quarter unless it is also exercising its option to pay accrued dividends on the Series B Preferred Shares with respect to such quarter in the form of a PIK Dividend. If the Company does not have the option to pay a PIK Dividend on the Series B Preferred Shares with respect to any quarter, it will not exercise any option it may have to pay accrued dividends on the Series C Preferred Shares with respect to such quarter through the issuance of Series C PIK Dividend Shares. The Company shall not pay any other dividends or make any other distributions on the Series C Preferred Shares (other than liquidating distributions in which the Series C Preferred Shares are treated pari passu with the Series B Preferred Shares) except with the prior written consent of the Majority Holders.

(f)
The initial “Conversion Ratio” at which the Series C Preferred Shares are convertible into A Common Shares for the purposes of the Series C Authorizing Resolution (the “Series C Conversion Ratio”) shall be based on an initial “Conversion Price” that is not less than the product of (x) 50% of the average trading price for the ADS for the fifteen (15) trading days preceding the execution of the Series C Purchase Agreement and (y) the Series B Conversion Premium (as defined below).  The “Series B Conversion Premium” shall mean the ratio of (i) the initial Conversion Price set forth in Section 4.1 of the Series B Authorizing Resolution to (ii) the average trading price of the ADS for the fifteen (15) trading days preceding the execution and delivery of the Series B Purchase Agreement.  The first date as of which Series C Preferred Shares shall be convertible into A Common Shares (other than upon the occurrence of a Realization Event) shall not be earlier than the first date as of which Series B Preferred Shares are convertible into A Common Shares. The issuance of Series B Preferred Shares as PIK Dividends and the issuance of A Common Shares upon conversion of Series B Preferred Shares shall constitute “Exempt Issuances” for the purposes of the provisions of the Series C Authorizing Resolution providing for adjustments to the Series C Conversion Price.

(g)
The Series C Preferred Shares may be voted at any annual or extraordinary general meeting of the Company together with all other shares of the Company having general voting power (including the Series B Preferred Shares) and, except as provided below, shall not have any rights to vote on any matter as a separate class.  The Series C Preferred Shares shall be entitled to the number of votes equal to the number of Class A Common Shares into which such Series C Preferred Shares could be converted at the record date for determination of the members of the Company entitled to vote on the relevant matter.  The holders of the Series C Preferred Shares may be given the right to vote as a single class together with the Series B Preferred Shares (with all

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Preferred Shares having one vote per share) on the matters specified in Sections 5.2(a), (d), (e) and (g) of the Series B Authorizing Resolution and may be given the right to vote as a separate class on the matters specified in Sections 5.2(b) or (c) (but with the references to Series B Preferred Shares being changed to references to Series C Preferred Shares) or 5.2(f).
(h)
Without limiting the right of the Series C Preferred Shares to be voted at annual or extraordinary meetings of the Company as provided in paragraph (g) above, the Series C Investors shall not be given the direct or indirect power or right in any of the Series C Transaction Documents or the Series C Authorizing Resolution or otherwise to appoint or designate a representative on the Board of Directors of the Company.

(i)
The Series C Authorizing Resolution may provide the holders of Series C Preferred Shares with the right to require the Company to redeem such Series C Preferred Shares upon the occurrence of a Realization Event in the same manner that the holders of the Series B Preferred Shares have the right to require redemption of their Series B Preferred Shares pursuant to Article 6 of the Series B Authorizing Resolution (with any such redemption of Series C Preferred Shares being deemed to be a Permitted Parity Share Redemption for the purposes of the Series B Authorizing Resolution). No other purchase or redemption of purchase of Series C Preferred Shares by the Company or any Subsidiary shall be deemed to be a Permitted Parity Share Redemption for such purpose unless hereafter consented to in writing by the Majority Holders.

(j)
Unless hereafter consented to in writing by the Majority Holders, the Company shall not effect any share split or subdivision or combination of the Series C Preferred Shares unless it concurrently therewith effects a comparable share split, subdivision or combination of the Series B Preferred Shares that has the same proportional effect on the number of Series B Preferred Shares outstanding as the action affecting the Series C Preferred Shares.

4.     Investor Representations.

The Investor hereby represents and warrants that:

(a)	(i) the execution and delivery by it of this Consent have been duly authorized by all necessary actions on its part and (ii) this Consent is valid and binding on it; and

(b)
the execution and delivery and performance of this Consent will not (i) conflict with or violate any provision of any Organizational Document of the Investor or (ii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any Person any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contractual Obligation or any Law applicable to the Investor or any of its properties or assets other than a breach, default, acceleration, right, notice, consent or waiver that is not material (with the capitalized terms in this Paragraph 4(b) having the meanings set forth in the Series B Purchase Agreement).

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5.     Amendment; Waiver.

This Consent may be amended only by agreement in writing of both parties.  No waiver of any provision nor consent to any exception to the terms of this Consent shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

6.     Assignment.

Neither this Consent nor any rights or obligations under it are assignable by either party without the written consent of the other party. Notwithstanding the foregoing, the rights of the Investor hereunder shall inure to the benefit of any permitted transferees of Series B Preferred Shares under the Series B Purchase Agreement.

7.     Notices.

Section 9.2 of the Series B Purchase Agreement is hereby incorporated by reference. Any notice by the Investor or the Company in connection with this Consent shall be given pursuant to Section 9.2 of the Series B Purchase Agreement.

8.     Counterparts.

This Consent may be executed in one or more counterparts and by either party in separate counterparts. Each such counterparts shall constitute one and the same agreement.

9.     Governing Law.

This Consent shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

10.   Disputes.

Section 9.10 of the Series B Purchase Agreement is hereby incorporated by reference. Any disputes between the Investor (or any transferee of Series B Preferred Shares) and the Company with respect to this Consent shall be resolved in accordance with Section 9.10 of the Series B Purchase Agreement.

(Signature Page to Follow)

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IN WITNESS WHEREOF, the undersigned has executed, this Consent on the date first written above.

YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
By: YGOF GP Ltd., its General Partner

By: ______________________________
Name:  Robert P. Bermingham
Title: Vice President

Agreed and acknowledged:

XINHUA FINANCE MEDIA LTD.

By: _______________________________
Name:
Title:

SIGNATURE PAGE TO WAIVER AGREEMENT

Exhibit II

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of RBDI LLC, Yucaipa Global Holdings G.P., YGOF GP Ltd., Yucaipa Global Partnership Fund L.P. and Ronald W. Burkle on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to A Common Shares, par value $0.01 per share, of Xinhua Finance Media Ltd., a Cayman Islands company, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of February 2008.

Date: February 20, 2008	RONALD W. BURKLE
By: /s/ Ronald W. Burkle

Date: February 20, 2008	RBDI LLC
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: February 20, 2008	YUCAIPA GLOBAL HOLDINGS G.P.
By: RBDI LLC
Title: Managing Partner
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: February 20, 2008	YGOF GP LTD.
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: February 20, 2008	YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
By: YGOF GP LTD.
Title: General Partner
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President